Exhibit 99.8

I-80 GOLD CORP

PREMIER GOLD MINES LIMITED

North
Portal
Cove Pit
CSD
Helen
Gap
2201

PREPARED FOR:

PREMIER GOLD MINES LTD.
SUITE 200, 1100 RUSSELL STREET
THUNDER BAY, ONTARIO
CANADA P7B 5N2

PREPARED BY:

AUTHORS:

DAGNY ODELL, P.E.
LAURA SYMMES, SME,
T.R. RAPONI, P. ENG

EFFECTIVE DATE:
JANUARY 1, 2021

REPORT DATE:
JANUARY 25, 2021

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Date and Signature Page

The undersigned prepared this Technical Report (TR) report, titled: Preliminary Economic Assessment for the Cove Project, Lander County, Nevada, dated the 25th day of January 2021, with an effective date of January 1, 2021, in support of the public disclosure of Mineral Resource estimates for the Cove Project. The format and content of the Technical Report have been prepared in accordance with Form 43-101F1 of National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Dated this January 25, 2021

Signed “Dagny Odell”	No. 13708, Nevada
Dagny Odell, P.E	SME No. 2402150
Practical Mining LLC	(Sealed)
495 Idaho Street, Suite 205
Elko, Nevada 89815, USA
(775) 345-3718
Email: dagny@practicalmining.com

Signed “Laura Symmes”	SME No. 4196936
Laura Symmes	(Sealed)
Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89815, USA
(775) 345-3718
Email: laurasymmes@practicalmining.com

Signed “T.R. Raponi”
Tommaso.Roberto Raponi, P. Eng	SME No. 02641200
T.R. Raponi Consulting Ltd.	(Sealed)
15-223 Rebecca Street
Oakville, ON Canada L6K 3Y2
416-358-8748
Email: robert.raponi@bell.net

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Table of Contents

Date and Signature Page			iii
Table of Contents			v
List of Tables			x
List of Figures			xii
List of Abbreviations			xiv
1	Summary		15
1	Summary1		15
	1.1.	Introduction	15
	1.2.	Property Description	16
	1.3.	Geology and Mineral Resource	16
	1.4.	Metallurgical Testing and Processing	18
	1.5.	Mining, Infrastructure, and Project Schedule	18
	1.6.	Economic Analysis	20
	1.7.	Conclusions	22
	1.8.	Recommendations	23
2	Introduction		26
	2.1.	Terms of Reference and Purpose of this Technical Report	26
	2.2.	Qualification of the Authors	26
	2.3.	Sources of Information	27
	2.4.	Units of Measure	27
	2.5.	Coordinate Datum	27
3	Reliance on Other Experts		28
4	Property Description and Location		29
	4.1.	Property Description	29
	4.2.	Status of Mineral Titles	31
	4.3.	Property Holding Costs	34
	4.4.	Environmental Liabilities	35
	4.5.	Permits/Licenses	35
5	Accessibility, Climate, Local Resources, Infrastructure, and Physiography		36
	5.1.	Accessibility	36

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	5.1.	Accessibility		36
	5.2.	Climate		36
	5.3.	Local Resources		36
	5.4.	Infrastructure		36
	5.5.	Physiography		37
6	History			39
	6.1.	Previous Owners		39
	6.2.	Historic Exploration		39
	6.3.	Historic Resource Estimates		40
	6.4.	Historic Mining		41
7	Geologic Setting and Mineralization			43
	7.1.	Regional Geology		43
	7.2.	Local Geology		43
	7.3.	Structural Geology		50
	7.4.	Mineralization Controls		51
	7.5.	Post Mineral Faulting		52
	7.6.	Mineralization		52
8	Deposit Types			55
9	Exploration			56
10	Drilling			62
	10.1.	Historic Drilling Methodology		67
	10.2.	Current Drilling Methodology		68
		10.2.1.	Drill Hole Placement	68
		10.2.2.	Downhole Surveys	68
		10.2.3.	RC Drilling Procedures	68
		10.2.4.	Core Drilling Procedures	68
	10.3.	Sampling Methodology		69
	10.4.	Core Recovery		69
11	Sample Preparation, Analysis and Security			71
	11.1.	Pre-2012		71
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		11.1.1.	Sample Preparation Procedures	71
		11.1.2.	Laboratory Analysis Procedures	72
		11.1.3.	Security	73
	11.2.	Premier 2012-2018		73
	11.3.	Quality Assurance and Quality Control		74
		11.3.1.	Standards and Blanks	74
		11.3.2.	Duplicate Assays	78
12	Data Verification			80
13	Mineral Processing and Metallurgical Testing			82
	13.1.	Historical Metallurgical Test Work		82
		13.1.1.	2008 KCA Program	82
		13.1.2.	2009 KCA Program	83
		13.1.3.	2017 SGS Programs	83
	13.2.	Current Metallurgical Testing		87
		13.2.1.	Chlorination Testing	87
		13.2.2.	Future Metallurgical Testing	87
	13.3.	Conclusions and Recommendations:		91
		13.3.1.	Conclusions:	91
		13.3.2.	Recommendations	91
14	Mineral Resource Estimates			93
	14.1.	Introduction		93
	14.2.	Modeling of Lithology and Mineralization		98
	14.3.	Drill Data and Compositing		101
		14.3.1.	Drill Data Set	101
		14.3.2.	Compositing	102
	14.4.	Density		103
	14.5.	Statistics and Variography		104
	14.6.	Grade Capping		105
	14.7.	Block Model		106
	14.8.	Grade Estimation and Resource Classification		107
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	14.9.	Mined Depletion and Sterilization		109
	14.10.	Model Validation		110
		14.10.1.	Model Smoothing Checks - Grade Tonnage Curves	123
	14.11.	Mineral Resources		126
15	Mineral Reserve Estimates			128
16	Mining Methods			129
	16.1.	Mine Development		129
		16.1.1.	Access Development	129
		16.1.2.	Ground Support	130
		16.1.1.	Ventilation and Secondary Egress	132
		16.1.2.	Dewatering	133
	16.2.	Mining Methods		133
		16.2.1.	Drift and Fill	133
	16.3.	Underground Labor		134
	16.4.	Mobile Equipment Fleet		135
	16.5.	Mine Plan		136
17	Recovery Methods			139
	17.1.	Resource Processing		139
		17.1.1.	Feed Specifications	139
	17.2.	Projected Gold and Silver Recoveries Used for Metallurgical Zones		141
	17.3.	Composite and Metallurgical Zones		141
		17.3.1.	Payable Content	142
	17.4.	Conclusions and Recommendations:		143
		17.4.1.	Conclusions:	143
		17.4.2.	Recommendations	144
18	Project Infrastructure			145
	18.1.	Dewatering		145
		18.1.1.	History	145
		18.1.2.	Pump Test PW17-101 (Piteau and Associates)	145
		18.1.3.	Analytical Dewatering Estimate	146

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		18.1.4.	WE-01 and WE-02 (Montgomery and Associates)	148
		18.1.5.	Rapid Infiltration Basins	149
		18.1.6.	Recommendations	150
	18.2.	Electrical Power		152
	18.3.	Mine Facilities		154
	18.4.	Backfill		155
19	Market Studies and Contracts			157
	19.1.	Precious Metal Markets		157
	19.2.	Contracts		157
	19.3.	Project Financing		158
20	Environmental Studies, Permitting and Social or Community Impact			159
	20.1.	Social or Community Impacts		159
	20.1.	Permitting		160
	20.2.	Closure and Reclamation Requirements		163
21	Capital and Operating Costs			164
	21.1.	Capital Costs		164
	21.2.	Closure and Reclamation		166
	21.3.	Operating Costs		166
	21.4.	Cutoff Grade		167
22	Economic Analysis			169
23	Adjacent Properties			175
24	Other Relevant Data and Information			176
25	Interpretation and Conclusions			177
26	Recommendations			179
26.1.	Risks and Opportunities			181
26.2.	Work Program			182
27	References			184
Certification of Authors				186

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List of Tables

Table 1-1 Cove Mineral Resources	17
Table 1-2 Financial Statistics[1]	20
Table 2-1 Qualified Professionals	26
Table 2-2 Units of Measure	27
Table 4-1 Property Holding Costs	35
Table 6-1 Historic Resource and Reserve Estimates	41
Table 6-2 Historic Cove and McCoy Mine Production 1986 through 2006	42
Table 10-1 List of Drilling by Operator	63
Table 10-2 Type of Drilling by Zone	66
Table 11-1 Pre-2012 ICP Analysis	71
Table 11-2 ICP Analysis 2012 - 2018	73
Table 11-3 Gold Blank and Standard Summary Statistics	74
Table 12-1 Data Review Summary	81
Table 13-1 Roasting Test Conditions	84
Table 14-1 Geology Codes	98
Table 14-2 Identification Codes for 3 g/t Grade Lenses	99
Table 14-3 Identification Codes for 0.2 g.t Grade Lenses	100
Table 14-4 Drill Hole Summary	102
Table 14-5 Composite Summary	102
Table 14-6 Density	103
Table 14-7 Gold Composite Statistics	104
Table 14-8 Silver Composite Statistics	105
Table 14-9 Composite Grade Capping	105
Table 14-10 Block Model Variables	106
Table 14-11 Estimation Parameters	108
Table 14-12 Classification Conditions	108
Table 14-13 Estimate Comparison for Gold versus a Nearest Neighbor at 0 Cutoff	110
Table 14-14 Estimate Comparison for Silver versus a Nearest Neighbor at 0 Cutoff	112
Table 14-15 Cove Mineral Resources	126
Table 16-1 Underground Workforce 2022 through 2024	134
Table 16-2 Peak Underground Workforce beginning 2024	135
Table 16-3 Underground Mobile Equipment and Support Equipment for Exploration Development Phase	135
Table 16-4 Underground Mobile Equipment and Support Equipment for Peak Production Mining	135

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Table 16-5 Heading Productivity	136
Table 16-6 Annual Development Plan Prior to Production Decision	136
Table 16-7 Annual Production and Development Following Positive Production Decision	137
Table 17-1 Toll Processing Feed Specifications	139
Table 17-2 Composites and Metallurgical Zones	141
Table 17-3 Gold and Silver Payable Recoveries	142
Table 18-1 Groundwater Monitoring during the 30-Day Constant Rate Test	146
Table 18-2 Dewatering Summary	147
Table 18-3 Backfill Scoping Tests 28-Day Unconfined Compressive Strength (psi)	156
Table 20-1 Cove Project Existing Permits	160
Table 20-2 Cove Baseline Studies	162
Table 21-1 Project Capital Costs ($M)	164
Table 21-2 Mine Development Unit Costs	164
Table 21-3 Mine Development Capital ($M)	164
Table 21-4 Dewatering Capital ($M)	165
Table 21-5 Facilities and Site General ($M)	165
Table 21-6 Closure and Reclamation Costs ($M)	166
Table 21-7 Unit Operating Costs	166
Table 21-8 One Way Trucking Distance to Nevada Metallurgical Plants	167
Table 21-9 Operating Costs	167
Table 22-1 Income Statement (Millions $US except Unit Cost per Ounce)	169
Table 22-2 Cash Flow Statement	170
Table 22-3 Financial Statistics[1]	170
Table 26-1 Project Risks	181
Table 26-2 Opportunities	182
Table 26-3 Work Program Estimated Costs (US$M)	182

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List of Figures

Figure 10-2 Sample Section of CSD-Gap and Gap Hybrid Drilling	63
Figure 10-3 Sample Section of Helen Zone Drilling	64
Figure 10-4 Sample Section of CSD Zone Drilling	65
Figure 10-5 Sample Section of 2201 Zone Drilling	66
Figure 11-1 Blank Assay Results	75
Figure 11-2 SP 37 Standard Reference Material Results	76
Figure 11-3 CDN-GS-22 Certified Reference Material Results	76
Figure 11-4 CDN-GS-5H Certified Reference Material Results	77
Figure 11-5 GS912-1 Certified Reference Material Results	77
Figure 11-6 Prep Duplicates - ALS Reno	78
Figure 11-7 Lab Check Duplicates	79
Figure 14-1 Plan View of Cove Mineralized Zones	95
Figure 14-2 Section View of Cove Mineralized Zones looking NE	96
Figure 14-3 Section View of the Helen Zone looking NW	97
Figure 14-4 Section View of the 2201 Zone looking NW	98
Figure 14-5 Low Grade Envelope	100
Figure 14-6 Section Looking AZ 315 Showing Mineralized Lenses in the GAP Zone	101
Figure 14-7 Sterilization Surfaces	110
Figure 14-8 Comparison of Composite and Estimated Block Gold Grades, Helen Zone	115
Figure 14-9 Comparison of Composite and Estimated Block Gold Grades, Gap Zone	116
Figure 14-10 Comparison of Composite and Estimated Block Gold Grades, CSD Zone	116
Figure 14-11 Comparison of Composite and Estimated Block Gold Grades, 2201 Zone	117
Figure 14-12 Gold Swath Plots of Helen Zone 3103	118
Figure 14-13 Silver Swath Plots of Helen Zone 3103	119
Figure 14-14 Gold Swath Plots of Gap Zone 2208	120

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Figure 14-15 Silver Swath Plots of Gap Zone 2208	121
Figure 14-16 Gold Swath Plots of CSD Zone 1106	121
Figure 14-17 Silver Swath Plots of CSD Zone 1106	122
Figure 14-18 Gold Swath Plots of 2201 Zone 1302	122
Figure 14-19 Silver Swath Plots of 2201 Zone 1302	123
Figure 14-20 Helen Zone Grade Tonnage Plots	124
Figure 14-21 Gap Zone Grade Tonnage Plots	124
Figure 14-22 CSD Zone Grade Tonnage Plots	125
Figure 14-23 2201 Zone Grade Tonnage Plots	125
Figure 16-1 Exploration Development	129
Figure 16-2 Plan view showing portal, main haulages, and two raises to surface	130
Figure 16-3 Formation RQD	131
Figure 16-4 Ventilation Schematic	132
Figure 16-5 Depiction of Drift and Fill method	134
Figure 16-6 Production Profile	138
Figure 17-1 Helen and Gap Metallurgy Zones	142
Figure 18-1 Draw Down Isopleths and Monitoring Locations	146
Figure 18-2 Dewatering and Development Timing	147
Figure 18-3 Well and Piezometer Locations	149
Figure 18-4 Rapid Infiltration Basin During 2017 Pump Test	150
Figure 18-5 Proposed Hydrology Drill Plan	152
Figure 18-6 Electrical Demand	153
Figure 18-7 Electrical Site Plan	154
Figure 18-8 Mine Facilities Layout	155
Figure 19-1 Historical Monthly Average Gold and Silver Prices and 36 Month Trailing Average	157
Figure 21-1 Cutoff Grade vs. Recovery	168
Figure 22-1 Project Timeline	169
Figure 22-2 Gold Production and Unit Costs	172
Figure 22-3 Cash Flow Waterfall Chart Including Pre-Development (Sunk) Costs	172
Figure 22-4 NPV 5% Sensitivity	173
Figure 22-5 Profitability Index 5% Sensitivity	173
Figure 22-6 IRR Sensitivity	174

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List of Abbreviations

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i-80 Gold Corp.	Summary	Page 15

1.	Summary
1.1.	Introduction

Practical Mining LLC (Practical or PM) was engaged by Premier Gold Mines Ltd, and Premier Gold Mines USA, Inc. (together Premier or the Company) to prepare a Preliminary Economic Assessment (PEA) on the McCoy Cove Project (Cove or the Project) in Lander County, Nevada. This Technical Report (TR) has been prepared in accordance with National Instrument 43-101 (NI43-101) of the Canadian Security Administrators and follows the “CIM Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines (CIM 2019). Mineral Resources classifications are in accordance with the “CIM Standards on Mineral Resources and Reserves: Definition and Guidelines” (CIM 2014).

This TR dated the 25th day of January 2021 with an effective date of January 1, 2021 is the initial statement of Mineral Resources for i-80 Gold Corporation (i-80). This PEA also presents an underground mine plan, metallurgical testing, hydrogeologic summary, and financial analysis for the proposed Cove Underground Mine.

Cautionary Notes:

1.	The financial analysis contains certain information that may constitute "forward-looking information" and “forward-looking statements” (together, “forward-looking information”) under applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, statements regarding the Company’s achievement of the full-year projections for ounce production, production costs, AISC costs per ounce, cash cost per ounce and realized gold/silver price per ounce, the Company’s ability to meet annual operations estimates, and statements about strategic plans, including future operations, future work programs, capital expenditures, discovery and production of minerals, price of gold and currency exchange rates, timing of geological reports and corporate and technical objectives. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward looking information, including the risks inherent to the mining industry, adverse economic and market developments and the risks identified in Premier's management information circular under the heading "Risk Factors". There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this report is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Premier disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law; and
2.	This PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.
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i-80 Gold Corp.	Summary	Page 16

1.2.	Property Description

The Cove Project covers 30,937 acres and is located 32 miles south of the Town of Battle Mountain, in the Fish Creek Mountains of Lander County, Nevada. It is centered approximately at 40°22’ N and 117°13’ W and lies within the McCoy Mining District. The project area contains 1,671 unpatented and nine patented mining claims owned 100% by Premier, through its wholly-owned subsidiaries. The unpatented claims are on land administered by the Bureau of Land Management (BLM).

The Cove deposit consists of the Helen, Gap, CSD, and 2201 zones. They are located beneath the historically mined Cove open pit and extend approximately 2,000 feet northwest from the pit. The Cove deposit was mined by Echo Bay Mines Ltd. (Echo Bay) between 1987 and 2001. During this period the Cove deposit produced 2.6 million ounces of gold and 100 million ounces of silver. Gold and silver production from heap leach pads continued until 2006.

1.3.	Geology and Mineral Resource

The Cove Project contains four structurally controlled mineralized zones within the Triassic sedimentary package. The Helen and Gap zones are Carlin Style disseminated refractory gold deposits. The Cove South Deep (CSD) gold and silver mineralization is associated with disseminated sulfides and is characterized by Ag:Au ratios of 50:1 to over 100:1. The 2201 zone is comprised of disseminated sulfides within sheeted stockwork veins with high concentrations of lead and zinc (Figure 1-1).

Figure 1-1 Section View of Cove Mineralization looking NE

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i-80 Gold Corp.	Summary	Page 17

Mineral Resources are constrained to high-grade wireframe models constructed at a nominal 0.09 opt (3 g/t) grade shell. The Mineral Resource estimate relies on data from 387 core drill holes totaling 548,038 feet and 1,010 reverse circulation (RC) drill holes totaling 579,443 feet. From these drill holes, 3,146 samples were flagged within the high-grade wireframes to be used in grade estimation.

Parent block dimensions are 100 ft x 100 ft x 100 ft with sub-block dimensions as small as 1 ft x 1 ft x 1 ft. Block grades were estimated using Inverse Distance Cubed (ID3) methods.

A block is classified as Indicated if there are at least two composites within an average distance of 100 feet or less and at least one of the samples is within fifty feet. A block is classified Inferred if there are at least two composites within 300 feet but more than 100 feet. Cove Mineral Resources as of January 1, 2021 are presented in Table 1-1.

Table 1-1 Cove Mineral Resources

	Tons (000)	Tonnes (000)	Au (opt)	Au g/t	Ag (opt)	Ag (g/t)	Au ozs (000)	Ag ozs (000)
Indicated Mineral Resource
Helen	614	557	0.356	12.2	0.100	3.4	219	62
Gap	176	160	0.345	11.8	0.431	14.8	61	76
CSD	319	289	0.224	7.7	2.528	86.7	71	806
Total Indicated	1,110	1,007	0.316	10.9	0.850	29.1	351	943
Inferred Mineral Resource
Helen	1,585	1.438	0.324	11.1	0.116	4.0	514	184
Gap	1,815	1,646	0.309	10.6	0.448	15.4	561	813
CSD	552	501	0.198	6.8	2.205	75.6	109	1,218
2201	310	282	0.546	18.7	1.127	38.65	169	350
Total Inferred	4,262	3,867	0.317	10.9	0.602	20.6	1,353	2,565

Notes:
1.	Mineral Resources have been estimated at a gold price of $1,500 per troy ounce;
2.	Mineral Resources have been estimated using gold metallurgical recoveries of 79.5% and 85.2% for roasting and pressure oxidation, respectively;
3.	Mineral Resources have been estimated using a gold equivalent cutoff grade of 0.141 opt;
4.	One ounce of gold is equivalent to 98 ounces of silver;
5.	The effective date of the Mineral Resource estimate is January 1, 2021;
6.	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant factors;
7.	An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration; and
8.	The reference point for mineral resources is in situ.
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i-80 Gold Corp.	Summary	Page 18

1.4.	Metallurgical Testing and Processing

Metallurgical testing of Cove samples dates back to the 1960’s. The most recent relevant testing are programs in 2008 and 2009 at Kappes Cassiday Associates and 2017 at SGS Lakefield Research.

The testing has generally shown that Helen and Gap resources based on the composites tested appear to be generally refractory to conventional whole ore cyanidation and will need some type of oxidation process to significantly increase gold extractions over whole ore cyanidation. Most of the samples were also doubly refractory where gold is both bound with sulfides requiring oxidation and active carbonaceous matter in the samples adsorbs dissolved gold in leaching (known as “preg-robbing”) faster than activated carbon. The preg-robbing carbonaceous matter requires higher temperature oxidation or chemical passivation to counter-act this effect.

The testing showed that Helen Zone samples are generally more amenable to roasting and carbon-in-leach (CIL) processing. Some samples were more amenable or can only be treated using pressure oxidation and residue CIL processing.

The testing showed that Gap Zone samples tested to be generally more amenable to pressure oxidation followed by CIL processing. However, there are areas that are more amenable or can only be treated using roasting and calcine CIL.

The 2017 data set was too small to establish any clear relationships between mineralogy, head grades, and recoveries for either Helen or Gap samples, although it is clear that mineralogy factors such as arsenic content and total carbonaceous matter or total organic carbon influence recoveries using either roasting and calcine leaching/CIL or pressure oxidation followed by leaching or CIL.

In 2020, testing was commenced on Helen and Gap samples to evaluate chlorination as a lower cost method for sulfide oxidation and passivation of active carbonaceous matter. This method was previously employed at several Nevada operations. Testing was in progress as of the publication date of this technical report.

1.5.	Mining, Infrastructure, and Project Schedule

Access to the mineralized zones will be through a portal located just north of the Cove Pit. Primary development totals 23,048 feet with gradients up to +/- 15%. Ventilation and secondary egress will be gained through a ventilation intake portal in the southwest pit wall and an exhaust raise equipped with a personal hoist for evacuation.

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i-80 Gold Corp.	Summary	Page 19

Drift and fill mining with mining heights from eight to fifteen feet will be the primary method for extraction of the Helen and Gap Mineral Resource. Where the mineralized lenses thicken, breasting the sill or back can recover additional mineralization. Waste rock from development and waste reclaimed from historic dumps will be used for Cemented Rock Fill (CRF) or unconsolidated (GOB) fill as appropriate to achieve high levels of extraction. Development and production mining will be performed by a qualified mining contractor thus reducing the capital requirements for the Project.

A trucking contractor will transport mineralization mined over local, state, and federal roads for processing at one of six roasting or pressure oxidation facilities in northeastern Nevada.

Helen dewatering from up to five surface wells pumping at a combined rate of 10,500 gpm will be required prior to accessing the mineralization. Gap zone dewatering rates up to 26,000 gpm will be achieved from ten surface wells. Dewatering water will be piped to several Rapid Infiltration Basins (RIBs) constructed at the northern project boundary. The RIB locations have been selected to prevent recharge into the Cove hydrogeologic system.

Long term electrical power demands up to 11.5 MW will be supplied by NV Energy via an existing 120kV transmission line which connects the Project site to NV Energy’s Bannock substation. A new substation and 13.8kV distribution system will be constructed.

Power for initial mine development and underground delineation drilling will be provided from an existing 24.9kV distribution line that also terminates on the property. A substation for the 24.9kV line and a distribution line to the portal site was constructed in 2019. Power will be stepped down from the 120kV substation using the same distribution line.

Baseline environmental studies have been undertaken to facilitate the shortened NEPA process promulgated by federal land management agencies. This along with dewatering constitute the critical path to production. The overall project timeline is shown in Figure 1-2.

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i-80 Gold Corp.	Summary	Page 20

Figure 1-2 Project Timeline

1.6.	Economic Analysis

Capital spending over the life of the project is subdivided into three categories. Pre-development spending of $23.9M encompasses portal construction, exploration decline and drill platform development, delineation drilling, baseline data collection, engineering, and permitting. Construction capital is required for Helen and Gap dewatering, infrastructure and mine development and is projected at $81.9 M over a two-year period commencing in 2024. Sustaining capital includes mine development and totals $25.2M commencing in 2026.

Gold recovery will total 743,000 ounces over the eleven and one-half -year mine production life. Material mined for processing averages 0.303 Au opt. Full production is reached two years after construction start and averages 1,180 tpd from 2027 through 2033.

The constant dollar financial analysis presented herein treats all pre-development capital as sunk capital and it is excluded from the cash flow and financial statistics of Table 1-2.

Table 1-2 Financial Statistics1

Gold price - base case (US$/oz)	$1,400
Silver price - base case (US$/oz)	$17
Exchange Rate (C$/$US)	0.75
Mine life (years)	8
Maximum mining rate (tons/day)	1,222
Average grade (oz/t Au)	0.303
Average gold recovery (roaster %)	79%
Average gold recovery (autoclave %)	85%
Average annual gold production (koz)	102
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i-80 Gold Corp.	Summary	Page 21

Average annual gold production (koz)	102
Total recovered gold (koz)	743
Pre-development capital ($M)	$ 23.9
Mine construction capital ($M)	$ 81.9
Sustaining capital (M$)	$ 25.2
Development Decision Date	July 2024
Cash cost (US$/oz)	$ 859
All-in sustaining cost (US$/oz) [7]	$ 948
All in cost (US$/oz)	$1,058
Project after-tax NPV5% (M$)	$178
Project after-tax IRR	36%
Payback Period	4.5 Years
Profitability Index 5%[3]	2.7
Notes:
1.	The financial data presented herein treats pre-development capital (planned expenditures prior to the production decision) as “sunk” costs and these costs are excluded from cost per ounce, NPV, IRR, payback period and profitability index calculations;
2.	Net of byproduct sales;
3.	Profitability index (PI), is the ratio of payoff to investment of a proposed project. It is a useful tool for ranking projects because it allows you to quantify the amount of value created per unit of investment. A profitability index of 1 indicates breakeven;
4.	The financial analysis contains certain information that may constitute "forward-looking information" under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements regarding the Company’s achievement of the full-year projections for ounce production, production costs, AISC costs per ounce, cash cost per ounce and realized gold/silver price per ounce, the Company’s ability to meet annual operations estimates, and statements about strategic plans, including future operations, future work programs, capital expenditures, discovery and production of minerals, price of gold and currency exchange rates, timing of geological reports and corporate and technical objectives. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward looking information, including the risks inherent to the mining industry, adverse economic and market developments and the risks identified in Premier's annual information form under the heading "Risk Factors". There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this Presentation is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Premier disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law;
5.	This PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized;
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability;
7.	Excludes predevelopment capital, construction capital, exploration, corporate G&A, interest on debt, and corporate taxes; and
8.	Excludes predevelopment capital, exploration, corporate G&A, interest on debt, and corporate taxes.
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i-80 Gold Corp.	Summary	Page 22

1.7.	Conclusions

Metallurgical Testing

1.	Head assaying for both the Helen Zone and Gap indicated that the gold in the two resources will likely be finely disseminated and not amenable to gravity gold recovery;
2.	The mineralogy of the Helen and Gap resources differ in two significant areas, the first being that the Helen appears to be lower in arsenic content than the Gap resource and that the Gap resource appears to be lower on average in TCM and TOC than the Helen resource;
3.	The Helen composite arsenic assays indicate the mineral resources in Helen are lower in arsenic content than those in the Gap;
4.	The Helen and Gap resources based on the composites tested appear to be doubly refractory to conventional cyanidation and require both sulfide oxidation and passivation of active carbonaceous mineralization to significantly increase gold extractions;
5.	Based on the composites tested the Helen Zone appears to generally be more amenable to roasting and CIL processing;
6.	Based on the composites tested, the Gap resource appears to generally be more amenable to pressure oxidation and CIL processing; and,
7.	The data set was too small to establish any clear relations between mineralogy, metal head grade, and extractions for either resource although it is clear that mineralogy factors such as arsenic content and TCM or TOC are influencing extractions using either roasting and calcine cyanidation or pressure oxidation and residue cyanidation.

Toll Processing

1.	The feed specifications appear to be somewhat rigid and could preclude some material being sent to the toll processor. Blending may allow shipment of some off-specification material provided appropriate material is available for onsite blending prior to shipping to the toll processor;
2.	The terms appear to be consistent and typical with those encountered in the industry; and,
3.	The recovery terms appear to be the result of analyzing the metallurgical data provided by Premier Gold.

Mining and Infrastructure

1.	Mining conditions typical for sedimentary deposits in the northeastern Nevada extensional tectonic environments are anticipated;
2.	Helen Zone dewatering will require five wells and reach pumping rates of 10,500 gpm; and,

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i-80 Gold Corp.	Summary	Page 23

3.	Gap Zone dewatering will require ten wells and reach pumping rates of 26,000 gpm for a total projected pumping rate of 36,500 gpm.

Financials

1.	Capital requirements total $107M excluding $24M in pre-development (sunk) capital;
2.	The project achieves NPV 5% of $178M and NPV 8% of $144M;
3.	When including the sunk capital, the NPV 5% reduces to $133M and the NPV 8% is $95M; and,
4.	The estimated payback period is 4.6 years with an IRR of 36%.
1.8.	Recommendations

Resource Delineation and Exploration

1.	Portal construction and development of an underground drilling platform should proceed as soon as possible;
2.	Resource delineation drilling from underground can be achieved with improved accuracy as compared to surface drill holes that would require depths approaching 2,000 feet and incur significant hole deviation;
3.	The existing Cove Pit prohibits drilling the Gap extension area and portions of the Gap deposit. These are the most prospective nearby areas for adding significant Mineral Resources; and,
4.	Expansion of the 2201 Zone could add high grade mineralization to the project which could be accessed through the Helen and Gap infrastructure.

Dewatering

1.	PW 17-101, completed in 2017, did not reach the targeted depth and pumping rates during the 30-day test were less than anticipated. Two additional wells and extended drawdown pumping were completed in 2019; and,
2.	Complete detailed hydrogeologic modeling of the drawdown test results and update the estimated dewatering requirements incorporating the data from the 2019 tests.

Mining

1.	A geotechnical characterization program should be implemented along with resource delineation:
a.	The objectives of the program are to characterize the mining horizons using the Rock Mass Rating (RMR) system;

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i-80 Gold Corp.	Summary	Page 24

b.	Collect downhole Acoustic Tele Viewer (ATV) drill logs to collect joint orientation data for mine designs and accurately estimate ground support requirements; and,
c.	Collect full core samples for physical rock property testing.
2.	Complete additional testing of potential back fill sources to optimize the Cemented Rock Fill (CRF) mix design; and,
3.	Complete a ventilation simulation to predict Diesel Particulate Matter (DPM), carbon monoxide, and other contaminate concentrations.

Metallurgical Testing

1.	Additional metallurgical testing will be required to assess the variability and viability of Helen and Gap resources to roasting and pressure oxidation with CIL. The objectives for the testing include:
a.	Determine the location and number of samples required to represent the resources through geo-metallurgical analysis.
b.	Assess variability of the responses to roasting and calcine cyanidation across the resources;
c.	Assess variability of the responses to pressure oxidation and residue cyanidation across the resources;
d.	Consider some POX optimization tests (temperature, retention time and acid strength);
e.	Testing should attempt to establish head grade and extraction relations for use in more detailed resource modelling; and,
f.	Conduct additional comminution testing to assess hardness variability within the resources.
2.	Continue preliminary chlorination testing to determine if it provides a viable process route for processing Cove resources;
3.	The resource model should be advanced to include arsenic, TCM, TOC, mercury, lead, zinc, total copper selenium, barium, cobalt, nickel, and cadmium as these will be important for predicting treatment charges if toll processing offsite is used and potentially for estimating extractions within the resources; and,
4.	Consider flotation tests to pre-float carbonaceous matter.

Toll Processing

1.	The resource model should be advanced to include arsenic, TCM, TOC, mercury, lead, zinc, total copper selenium, barium, cobalt, nickel, and cadmium as these will be important for predicting treatment charges if toll processing offsite is used and potentially for estimating extractions within the resources;
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i-80 Gold Corp.	Summary	Page 25

2.	Additional metallurgical testing should be conducted to confirm the proposed payable recoveries are appropriate for the resources;
3.	Development of a preliminary or conceptual onsite blending program is recommended to evaluate if on specification material can consistently be supplied to a toll processor; and,
4.	The next phase metallurgical program should examine blending of out of specification resource materials to produce on specification material. The blending should be based on material projected to be mined in a given period, for example, blending of material that is available in the first six months of operation should not be tested with material projected to only be available in year three of mining.

Permitting and Development Decision

1.	Baseline data collection in support of the Environmental Impact Statement should be done simultaneously to reduce the Project’s critical path and bring forward production; and,
2.	The project should proceed directly with a feasibility or pre-feasibility study to support a development decision.

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i-80 Gold Corp.	Introduction	Page 26

2.	Introduction
2.1.	Terms of Reference and Purpose of this Technical Report

This Technical Report is i-80’s initial statement of Mineral Resources for the Cove project and presents a preliminary economic assessment based on indicated and inferred Mineral Resources. This TR was prepared for Premier Gold Mines Limited and its subsidiary, Premier Gold Mines USA, Inc. (together, Premier or the Company) in accordance with the requirements of NI 43-101 and Form 43-101F1 (43-101F1) for technical reports.

Mineral resource and mineral reserve definitions are set forth in “Canadian Institute of Mining, Metallurgy and Petroleum (CIM) - Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014.”

2.2.	Qualification of the Authors

This TR includes technical evaluations from three independent consultants. The consultants are specialists in the fields of geology, exploration, metallurgy and mining.

None of the authors has any beneficial interest in Premier or any of its subsidiaries or in the assets of Premier or any of its subsidiaries. The authors will be paid a fee for this work in accordance with normal professional consulting practices.

The QP’s contributing to this report are listed in Table 2-1. The Certificates of Qualifications for each are provided at the end of this report.

Table 2-1 Qualified Professionals

Company QP	Title	Discipline	Most Recent Personal Inspection	Responsible Sections
Practical Mining LLC
Dagny Odell	Manager	Mining and Mineral Resources	October 10, 2017	1.1 - 1.3, 1.5 - 1.8, 2 - 6, 11, 15, 16, 17.3, 18 - 26
Laura Symmes	Sr. Geologist	Geology and Mineral Resources	March 19, 2018	7-10, 12, 14
TR Raponi Consulting Ltd.
T.R. Raponi	President	Metallurgy and Mineral Processing	None	1.4, 13, 17, 25, 26

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i-80 Gold Corp.	Introduction	Page 27

2.3.	Sources of Information

Information sources are documented either within the text and cited in references or are cited in references only. The authors believe the information provided by Premier to be accurate based on their work at the Project.

2.4.	Units of Measure

U.S. Imperial units of measure are used throughout this document unless otherwise noted. The units of measure used in this report are shown in Table 2-2. Currency is expressed as United States Dollars unless otherwise noted.

Table 2-2 Units of Measure

2.5.	Coordinate Datum

Spatial data utilized in analysis presented in this TR are projected to UTM Zone 11 North American Datum 1983 feet. All spatial measurements are in international survey feet.

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i-80 Gold Corp.	Reliance on Other Experts	Page 17
3.	Reliance on Other Experts

The technical status for the claims and land holding is reliant on information provided by The US Bureau of Land Management and the Lander County Assessor’s Office. The status of Premier’s environmental program and the permitting activities were provided by Premier. Mr. Arnold Luther, Principal Hydrologist at Piteau Associates provided the hydrology model and analysis. Montgomery and Associates provided the data on the 2019 dewatering test wells and pump test results. These contributions have been reviewed by the authors and they are accurate portrayals of the Project at the time of writing this TR.

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i-80 Gold Corp.	Property Description and Location	Page 29

4.	Property Description and Location
4.1.	Property Description

The McCoy-Cove Project covers 30,937 acres and is located 32 miles south of the Town of Battle Mountain, in the Fish Creek Mountains of Lander County, Nevada. It is centered approximately at 40°22’ N and 117°13’ W and lies within the McCoy Mining District (Figure 4-1).

The Cove Mineral Resource consists of the Helen, Gap, CSD, and 2201 deposits. They are located beneath the historically mined Cove open pit and extend approximately 2,000 feet northwest from the pit. The historic McCoy open pit is located approximately 0.6 mi to the southwest. The Cove deposit was mined by Echo Bay Mines Ltd. (Echo Bay) between 1987 and 2001 and produced 2.6 million ounces of gold and 100 million ounces of silver. McCoy was mined between 1986 and 2001 and produced approximately 0.88 million ounces of gold and 3.0 million ounces of silver. Gold and silver production from heap leach pads continued until 2006. The McCoy-Cove project area also includes several exploration targets.

The Project is located on federal land administered by the US Department of Interior - Bureau of Land Management (BLM) and patented mining claims.

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i-80 Gold Corp.	Property Description and Location	Page 30

Figure 4-1 Location Map

OREGON
IDAHO
McDermitt
Humboldt
Elko
N
Wells
Winnemucca
Battle Mountain
Elko
Carlin
West Wendover
CALIFORNIA
Washoe
Pershing
80
COVE GOLD PROJECT
Lovelock
Lander
Eureka
Churchill
White Pine
Reno
Fallon
Austin
Eureka
Ely
CARSON CITY
Douglas
NEVADA
UTAH
Lyon
Hawthorne
Legend:
Major Highway
Road
County Boundary
Town/City
Capital City
Mineral
Tonopah
Esmeralda
Nye
Lincoln
CALIFORNIA
0 40 80 120 160 200
Kilometres
0 20 40 60 80 100
Miles
Clark
Las Vegas
ARIZONA
UNITED STATES
Map Area

Figure 4-1

Premier Gold Mines Limited

McCoy-Cove Gold Project

Lander County, State of Nevada, U.S.A.

Location Map

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i-80 Gold Corp.	Property Description and Location	Page 31

4.2.	Status of Mineral Titles

The McCoy-Cove Project consists of 1,671 100%-owned unpatented claims and nine owned patented claims. The claim map provided by Premier is shown in Figure 4-2.

On June 15, 2006, Victoria Gold Corporation (Victoria) entered into a “Minerals Lease and Agreement” to lease a portion of the Project from Newmont. Under the terms of the Minerals Lease and Agreement, Victoria was subject to escalating yearly work commitments in the aggregate amount of $8.5 million over a period of seven years (consisting of $0.3 million, $0.7 million, $1.0 million, $1.25 million, $1.5 million, $1.75 million, and $2.0 million, respectively, in each year of the first seven years of the agreement dated June 15, 2006), of which $1.0 million was a firm obligation and was to be expended by June 15, 2008 (completed). Excess expenditures were allowed to be carried forward. Newmont acknowledged that Victoria spent over $9.1 million in exploration at the Project between June 15, 2006 and March 16, 2009 and satisfied the work commitment of Section 2(a) of the Minerals and Lease Agreement.

On June 14, 2012, Premier, through its wholly owned subsidiary, Au-Reka Gold Corporation (Au-Reka Gold), acquired a 100% interest in the Cove portion of the Project from Victoria pursuant to an asset purchase agreement dated June 4, 2012 (Cove Purchase Agreement). In connection with the acquisition, Premier paid an aggregate of C$8,000,000 on closing, C$4,000,000 of which was paid in cash and the balance of which was satisfied by the issuance of 892,857 common shares of Premier. In addition, Premier issued a promissory note (Cove Acquisition Promissory Note) in the amount of C$20,000,000 payable in C$10,000,000 allotments on the first and second anniversary dates of the closing date of the acquisition. The Cove Promissory Note was repaid in full in June 2014. The Company also reimbursed Victoria in the amount of $1,206,277 in respect of exploration and related activities conducted on the Cove portion of the Project between March 15, 2012 and the closing of the transaction.

Pursuant to the Cove Purchase Agreement in the event of production from the Cove portion of the Project, Premier will make additional payments to Victoria in the aggregate amount of C$20,000,000 (consisting of cash and/or the equivalent value of Premier common shares, at Premier's option), payable in four installments of $5,000,000 each upon the cumulative production, to Premier's account, of 250,000, 500,000, 750,000 and 1,000,000 troy ounces of gold from the Cove potion of the Project (Deferred Bullet Payment Consideration).

In September 2014, Premier entered into an agreement with Newmont to acquire a 100% interest in the property. Upon closing of the transaction, Premier paid Newmont $15 million, replaced bonding of approximately $4 million via a surety policy, and transferred to Newmont all land sections that comprised the South Carlin Property. In addition, Premier made staged payments to Newmont over 18 months equal to $6 million. Additional details of the transaction included the elimination of Newmont’s previous “back-in” rights to the Project, a 10-year good faith milling agreement for ores mined at McCoy-Cove and retention of a 1.5% NSR in the property.

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i-80 Gold Corp.	Property Description and Location	Page 32

Premier entered into an earn-in agreement (Barrick Earn-In Agreement) dated December 11, 2017, but effective January 8, 2018, with certain subsidiaries of Barrick Gold Corporation (Barrick).

Pursuant to the Barrick Earn-In Agreement, Barrick had the option to earn a 60% interest in the exploration portion of the Project (McCoy Joint Venture Property) by spending $22.5 million in exploration before June 30, 2022 (Barrick Earn-in). The McCoy Joint Venture Property excludes the "Cove Deposits" (being the claims within the “Carveout”) portion of the Project which was retained solely by Premier.

On December 16, 2020 Premier Gold Mines announced that it has entered into an agreement with Equinox Gold whereby Equinox Gold would acquire all the outstanding shares of Premier. At Closing, Premier will spin-out i-80 Gold Corporation. i-80 will include 100% of Premier’s interest in the McCoy/Cove Project.

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i-80 Gold Corp.	Property Description and Location	Page 33

On February 6, 2020 Barrick formally terminated the Earn-In Agreement and all land subject to it is once again 100% held by Premier.Figure 4-2 Mineral Claim Map

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i-80 Gold Corp.	Property Description and Location	Page 34

On May 17, 1977 Houston Oil and Minerals granted a 2% net Smelter return royalty to the Summa Corporation. The royalty applies to the portion of the claims in existence on that date.

A 2% net smelter return royalty was collectively reserved by Robert Chiara et al on the Lone Star 1 - 4 claims. These claims do not contain any of the Cove Mineral Resource. Figure 4-3 shows the area covered by the Summa and Chiara Royalties.

Figure 4-3 Summa ant Chiara Royalties and Resource Location

4.3.	Property Holding Costs

Unpatented claims have annual maintenance fees of $165 per claim payable to the Bureau of Land Management and a notice of intent to hold in the amount of $12 per claim payable to Lander County. The BLM LR2000 mining claim database shows all claim fees paid through September 2019. There are no additional work requirements for unpatented mining claims.

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i-80 Gold Corp.	Property Description and Location	Page 35

Patented claims are subject to property taxes and lease holding payments to the claim owner if applicable. Annual property holding costs are shown in Table 4-1.

Table 4-1 Property Holding Costs

Description	Payee	Quantity	Amount
Unpatented Claim Maintenance Fee	BLM	1,671	$275,715.00
Notice of Intent to Hold	Lander County	1,671	$20,052.00
Property Taxes	Lander County	9	$188.91
Total			$295,955.01

4.4.	Environmental Liabilities

The Project was under active reclamation by Newmont from 2003 to 2014. Activities include re-contouring and seeding of the dumps, leach pads, and tailings facility. All surface infrastructure outside of the maintenance shop and guard shack has been removed.

Premier is responsible for all environmental liabilities related to the closure of the McCoy-Cove Project as well as final clean-up of surface drill pads and minor drill roads. All closure activities other than evaporation of the tailings facility, reclamation of water treatment and storage ponds, reclamation of exploration drill pads, and water quality testing have been temporarily put on hold pending the potential for future production out of the Cove-Helen underground.

The authors are not aware of any additional environmental liabilities on the property. The authors are not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property.

4.5.	Permits/Licenses

Currently, Premier is working under the Cove-Helen Underground Exploration Plan of Operations (POO No. NVN-088795) approved in 2013. The POO authorizes Premier to complete up to 100 acres of surface exploration disturbance as well as an underground exploration decline and subsequent bulk sample of up to 120,000 tons.

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i-80 Gold Corp.	Accessibility, Climate, Local Resources, Infrastructure, and Physiography	Page 36

5.	Accessibility, Climate, Local Resources, Infrastructure, and Physiography
5.1.	Accessibility

Access to the Project area is via State Highway 305, 30 miles south from the town of Battle Mountain, and then west approximately seven miles along the paved McCoy Mine Road. Battle Mountain is located on Highway 80, approximately 70 miles west of Elko, Nevada.

5.2.	Climate

The climate in Lander County is typical of the high-desert environment. Average July temperatures range between 65°F and 75°F in the lower valleys and cooler in the higher elevations. Summer highs in the valleys are approximately the mid-90°F, with temperatures in the range of 50°F or 60°F at night. Winter temperatures average between 20°F and 30°F in the valleys with the possibility of frost from early September through June.

Average rainfall is 10 in to 15 in, with less than 10 in. of rain in the lowest areas and up to 20 in. occurring in the mountains. The majority of precipitation falls between November and May, with the possibility of summer thunderstorms.

All of the mining operations in the area operate 365 days per yer.

5.3.	Local Resources

The McCoy Mining District has a long history of mining activity, and mining suppliers and contractors are locally available. Both experienced and general labor is readily available from the towns of Elko in Elko County (100 miles north and east of the Project) and Winnemucca in Humboldt County (83 miles north and west of the Project). Some services are also available in Battle Mountain (30 miles north of the Project). There are a number of mining operations in the area and as such there is always competition for employees.

5.4.	Infrastructure

Dirt track access roads are located throughout the property for exploration access. The Project exploration facilities consist of a guard shack, mechanic shop and numerous shipping containers used as storage sheds in the laydown and core storage yards.

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i-80 Gold Corp.	Accessibility, Climate, Local Resources, Infrastructure, and Physiography	Page 37

Nevada Energy (formerly Sierra Pacific) power lines run to the property at the McCoy-Cove Project. Power is available at the site from a 120 kV transmission line and a 24.9 kV distribution line.

Previous mining within the Project has left a legacy of:

•	Cove open pit;
•	Reclaimed leach pads;
•	Tailings dam (partially reclaimed);
•	Reclaimed dumps; and
•	Reclaimed infiltration basins.

All aforementioned facilities except for the tailings dam have been released by state and federal agencies and are considered reclaimed.

5.5.	Physiography

The Project lies in the Basin and Range Province, a structural and physiographic province comprised of generally north to north-northeast trending, fault bounded mountain ranges separated by alluvial filled valleys.

The property is located on the northeastern side of the Fish Creek Mountains. Elevation in the McCoy Mining District ranges from about 4,800 feet to 6,900 feet above sea level. The valley in the Helen deposit area is at approximately the 4,800 feet elevation and the area overlying the deposit has an elevation of approximately 5,500 feet.

Vegetation is typical of the high desert; greasewood characterizes the salt flats, sagebrush dominates the alluvial fans, and piñon and juniper are found on the mountain slopes. Rabbit brush, white sage, and mountain mahogany are also present (Figure 5-1).

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i-80 Gold Corp.	Accessibility, Climate, Local Resources, Infrastructure, and Physiography	Page 38

Figure 5-1 McCoy-Cove Project Area Looking Southeast

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i-80 Gold Corp.	History	Page 39

6.	History

Gold was first discovered in the McCoy Mining District in 1914 by Joseph H. McCoy. Production through 1977 included approximately 10,000 ounces of gold plus minor amounts of silver, lead, and copper. Production in these early years came from placers and from gold-quartz veins that occurred in northeast striking faults and in intersections of northeast and northwest striking faults. Most of the non-placer production, however, came from argillized and oxidized skarn at what became the McCoy open pit mine.

6.1.	Previous Owners

Summa Corporation (Summa), a Howard Hughes company, acquired most of the mining claims in the McCoy Mining District in the 1950s and 1960s. In 1977, Houston Oil and Minerals Corporation (Houston) purchased the McCoy-Cove Project. Gold Fields Mining Corporation (Gold Fields) leased the property in 1981 until September 1984, whereupon the property was returned to Tenneco Minerals Company (Tenneco), which had acquired Houston. Echo Bay Mines Ltd. (Echo Bay) purchased the precious metal holdings of Tenneco in October 1986. Newmont took ownership of the Cove and McCoy properties in February 2003 following the merger between TVX Gold Inc. (TVX), Echo Bay, and Kinross Gold Corporation (Kinross).

Victoria Gold Corp (Victoria) leased the property in June 2006 as previously described in Section 4. In June 2012, Premier entered into an agreement to acquire the lease of the McCoy-Cove Project from Victoria and subsequently acquired a 100% interest in the land package from Newmont in September 2014.

6.2.	Historic Exploration

Modern exploration for copper and gold in the McCoy Mining District started in the 1960s by Bear Creek Mining Company and Pilot Exploration drilling in 1967. Summa conducted extensive exploration on the McCoy skarn deposit from 1969 to 1977. Summa also undertook regional geologic mapping of 55 square miles (including the McCoy-Cove Project area) and extensive rock chip surveys.

Houston explored the property in 1980, including geologic mapping, soil geochemical surveys, ground magnetic surveys, and drilling.

Gold Fields conducted an extensive induced polarization (IP) program, airborne magnetic surveys, detailed rock chip sampling, as well as limited geologic mapping and drilling between 1981 and 1984.

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i-80 Gold Corp.	History	Page 40

In 1985, Tenneco undertook drilling, metallurgical testing, and engineering and feasibility studies and began mining the McCoy deposit in February 1986. Tenneco also began systematic district-wide exploration in 1985 with the collection of 500 stream sediment samples from an eight-square mile area around the McCoy deposit. Evidence of what would become the Cove deposit was found in early 1986, when seven samples yielded gold values of between 15 ppb and 72 ppb with associated anomalous Ag, As, Hg, Sb, and Ti. Subsequent detailed geologic mapping identified jasperoid, manganiferous limestone, and outcrops of altered felsic dikes in the area of the anomalous samples. Surface rock chip samples of these rocks all contained significant gold mineralization. Tenneco’s detailed mapping covered a large area that included both McCoy and Cove and extended to the north, west, and south. In September and October 1986, a total of 147 soil samples were collected from the B and C soil horizons over the altered area at Cove on a 100-foot by 200-foot grid.

Echo Bay continued the systematic district exploration program initiated by Tenneco that included stream sediment, soil, and rock chip sampling plus geologic mapping, exploration trenching using a bulldozer and drilling. Later soil sampling at Cove defined a gold anomaly measuring 2,800 feet long by 100 feet to 600 feet wide, with gold values ranging from 100 ppb to 2,600 ppb. Bulldozer trenching exposed ore grade rock over the entire length of this soil anomaly. Echo Bay discovered the Cove deposit with drilling in January 1987. By March 1987, Echo Bay had drilled 42 shallow exploration holes and development drilling began in late March. Echo Bay drilled 458 reverse circulation (RC) holes totaling 315,000 feet from January 1987 through June 1988 and 51 core holes totaling approximately 65,800 feet through 1989 (Briggs, 2001).

In 1999, Echo Bay drilled eight surface drill holes totaling 6,700 feet on the Cove South Deep deposit. This drilling, combined with bulk sampling from an underground exploration drift, confirmed the presence of a high-grade zone (0.25 opt Au) that could be mined by underground methods (Briggs, 2001). Detailed underground drilling of this deposit continued during 2000 as mining proceeded.

Newmont drilled 15 vertical holes on the property from 2004 to 2005. Victoria began exploring the property in 2006 resulting in the discovery of the Carlin-style Helen Zone immediately northwest of the Cove pit.

6.3.	Historic Resource Estimates

Numerous estimates of historical “geological resources” and “proven and probable reserves” have been reported for the McCoy and Cove deposits. The estimates listed in Table 6-1 pre-date the introduction of NI 43-101 reporting standards and use classifications other than those set out in The Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves. The assumptions, parameters, and methods used to create these historical estimates are unknown. A qualified person has not done sufficient work to classify these historical estimates as current Mineral Resources or Mineral Reserves and the issuer is not treating these historical estimates as current Mineral Resources or Mineral Reserves.

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Table 6-1 Historic Resource and Reserve Estimates

Company	Date	Location	Tons (M)	Au Grade (opt)	Contained Au (000 oz)	Comments
Emmons and Coyle	1987	Cove & McCoy	50 to 70	0.065	3,000 to 5,000	Geological Resource
Kuyper et al.	1991	Cove & McCoy	53.7	0.054	2,900	Proven & Probable Reserves
Emmons and Eng	1995	Cove	-	-	3,600	Estimated in situ pre-mining Reserves
		McCoy	-	-	880
Echo Bay Minerals Co.	1999	Cove & McCoy	11.8	0.043	500	1999 Year End Proven & Probable Reserves
Nevada Bureau of Mines & Geology	2000	Cove & McCoy	4.7	0.034	160	Proven & Probable Reserves
Nevada Bureau of Mines & Geology	2001	Cove & McCoy	0.4	0.031	12	Proven & Probable Reserves

6.4.	Historic Mining

The earliest known significant mining was in the early 1930s at the Gold Dome mine, previously located on northeast side of the present McCoy open pit mine. This operation included a 250-foot shaft and five levels of workings at 50-foot intervals producing gold grades ranging between 0.25 opt and 2.0 opt.

Table 6-2 summarizes the annual production between 1986 and 2006 at the McCoy and Cove mines. Tenneco commenced mining at the McCoy open pit mine in 1986 and Echo Bay began open pit mining of the Cove deposit in 1988, accompanied by three phases of underground mining.

Underground access at the Cove Mine was via a decline with rubber-tire machines using a room and pillar mining method. From 1988 to 1993, underground mining was used to recover high grade ore ahead of the pit. In 1999, additional underground mining at Cove South Deep (CSD) recovered approximately 300,000 tons of mineralization beyond the ultimate pit limits. The mineralization was relatively flat lying from 10 feet to 80 feet thick. Longhole stoping and drift and fill methods were used with cemented rock fill (CRF).

Conventional open pit mining methods were utilized at Cove open pit, with drilling and blasting of ore on 20-foot benches (double benched to 40 feet) and waste on 30 foot benches (double benched to 60 feet). The lower sulfide orebody was reached in late 1991.

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Processing of low grade, run-of-mine heap leach ores from Cove began in 1992 and mining of high grade ores was completed in 1995. Open pit mining ended at Cove in October 2000.

In 1996, the mill facility was expanded from 7,500 stpd to 10,000 stpd, with milling of stockpiled ores from the Cove open pit beginning in the second half of 1997. Mill recoveries declined during the remaining life of the mine as lower grade, more refractory ores were processed. By October 2000, the mill was processing 11,369 stpd. As of that date, the gold grade was 0.055 opt Au and plant gold recovery was 51.8%; silver grade was 4.00 opt Ag and plant silver recovery was 71.5%.

The mill contained gravity, flotation, and cyanide leach circuits. Through 2006, a total of 3.41 million ounces of gold and 110.2 million ounces of silver were produced from Cove and McCoy, with the vast majority of both metals reportedly coming from the Cove deposit. Approximately 2.6 million ounces of gold were produced from the Cove open pit.

Table 6-2 Historic Cove and McCoy Mine Production 1986 through 2006

Mineralized Material Processed				Oxide		Sulfide		Heap Leach
Year	Milled Oxide Tons (000)	Milled Sulfide Tons (000)	Heap Leach Tons (000)	Au (opt)	Ag (opt)	Au (opt)	Ag (opt)	Au (opt)	Ag (opt)	Au Ounces	Ag Ounces
1986	-	-	1,851	-	-	-	-			34,035	na
1987	-	-	4,292	-	-	-	-	0.04	-	90,788	56,800
1988	-	-	2,994	-	-	-	-	0.053	1.14	104,009	764,116
1989	1,358	-	5,696	0.107	3.21			0.02	0.44	214,566	2,259,653
1990	2,004	201	5,709	0.084	0.82	0.227	6.17	0.021	0.2	255,044	1,982,455
1991	2,094	364	5,174	0.077	1.7	0.194	8.42	0.02	0.69	284,327	5,619,007
1992	1,483	990	9,029	0.075	2.54	0.163	7.57	0.014	0.6	301,512	7,921,496
1993	2,308	552	8,938	0.107	4.61	0.136	4.65	0.017	0.88	395,608	12,454,338
1994	506	2,304	7,892	0.126	6.71	0.143	4.91	0.013	0.48	359,360	10,443,151
1995	497	2,151	4,355	0.15	5.42	0.104	5.23	0.018	0.49	310,016	11,905,806
1996	-	3,287	6,068	-	-	0.086	3.14	0.018	0.27	271,731	7,102,348
1997	-	3,391	6,494	-	-	0.061	4.54	0.018	0.29	187,034	11,021,708
1998	-	4,306	4,112	-	-	0.046	2.95	0.021	0.26	167,494	9,412,823
1999	-	4,452	4,178	-	-	0.038	3.02	0.022	0.37	124,536	8,430,072
2000	-	4,172	1,809	-	-	0.053	3.71	0.024	0.93	162,784	12,328,297
2001	-	-	-	-	-					94,633	6,451,425
2002	-	-	-	-	-					33,142	1,987,421
2003	-	-	-	-	-					4,699	706
2004	-	-	-	-	-					8,454	64,335
2005	-	-	-	-	-					2,740	776
2006	-	-	-	-	-					2,939	596
Total	10,250	26,170	78,591	0.10	2.93	0.08	3.98	0.02	0.48	3,409,451	110,207,329
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7.	Geologic Setting and Mineralization
7.1.	Regional Geology

The McCoy-Cove Project is located in the central Nevada portion of the Basin and Range Province, which underwent regional extension during the Tertiary that created the present pattern of alternating largely fault bounded ranges separated by alluvial filled valleys (Figure 7-1). Prior to this extension, central Nevada had been the site of numerous tectonic events, including at least two periods of regional compression. The property lies west of the central part of the Battle Mountain-Eureka Trend.

During the Paleozoic, central Nevada was the site of the generally north-northeast trending continental margin of North America, along which pre-orogenic rocks of Cambrian to Early Mississippian age were deposited. A carbonate platform sequence was deposited to the east along the continental margin, with siliceous and volcanic rocks deposited to the west. In Late Devonian to Early Mississippian time during the Antler Orogeny, rocks of the western assemblage moved eastward along the Roberts Mountains thrust, perhaps as much as 90 miles over the eastern assemblage carbonate rocks. A post-orogenic assemblage of coarse clastic sedimentary rocks of Mississippian to Permian age was shed eastward from an emerging highland to the west, overlapping the two earlier facies.

During Pennsylvanian and Permian time, chert, pyroclastic rocks, shale, sandstone, conglomerate, and limestone of the Havallah sequence were deposited in a deep eugeosynclinal trough to the west of the Antler orogenic belt. These rocks were thrust eastward along the Golconda thrust over the Antler overlap assemblage in Late Permian and Early Triassic time during the Sonoma Orogeny. The Golconda thrust is exposed to the west of the Roberts Mountains thrust.

Mesozoic rocks, primarily shallow water siliciclastic and carbonate units with minor volcanic and volcaniclastic rocks, are found in this part of Nevada. At least three additional tectonic events are recorded in late Paleozoic and Mesozoic time, including the formation of the late Jurassic Luning-Fencemaker fold and thrust belt in western and central Nevada. The most recent events in the Great Basin are widespread Cenozoic volcanism and extensional faulting. Late Jurassic (168-143 Ma), Cretaceous (128-90 Ma), and Eocene to Oligocene (43-30 Ma) intrusions have been reported from this part of Nevada.

7.2.	Local Geology

The stratigraphy of the McCoy Mining District is well documented, and has been described in detail by Emmons and Eng (1995) and Johnston (2003). Generalized Triassic stratigraphy of the local area is presented in Figure 7-2 and the major lithological units are described below.

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HAVALLAH FORMATION

The Permian Havallah Formation is the deepest drilled unit on the property and is composed of reddish-brown to green argillite and chert. Where it hosts veins, the Havallah displays alteration envelopes containing fine-grained quartz-illite/sericite. The total thickness of the Havallah across the property is unknown. Its contact with the overlying Dixie Valley Formation is sometimes offset by clearly defined reverse faulting and demarcated by the presence of an unconformable rhyodacite tuff (assumed to be Koipato Formation), while in other areas of the property, it is simply defined by the change from coarse-grained clastic conglomerates and sedimentary breccias to argillite.

KOIPATO FORMATION

Locally, at the contact between the Dixie Valley Formation and the Havallah, there is a maroon rhyodacite tuff assumed to be part of the Permo-Triassic Koipato sequence described by Silberling and Roberts (1962). The upper and lower contacts of this rhyodacite tuff are unconformities.

DIXIE VALLEY FORMATION

The early Middle Triassic Dixie Valley Formation consists primarily of coarse-grained conglomerates and intercalated dolomitic sandstones, as well as lesser fossiliferous limestone units generally restricted to the upper portion of the formation.

FAVRET FORMATION

The late Middle Triassic Favret Formation, approximately 750 feet thick, consists of an upper fossiliferous limestone unit containing ammonites and pelecypods, a middle unit of finely interbedded silty limestones and limestones (principal Carlin-style ore host), and a basal unit of debris flow fossil hash containing ammonites, pelecypods, and star-shaped crinoids.

AUGUSTA MOUNTAIN FORMATION - HOME STATION MEMBER

The late Middle Triassic Home Station Member is 100 feet to 150 feet thick and was previously described as a thicker unit consisting of massive calcareous and dolomitic limestone with lenses or beds of sandstone and conglomerate (Kuyper et al., 1991). Johnston (2003) however, classified this unit as silty dolostones based on exposures in the Cove open pit which displayed medium to dark grey, very thickly bedded (greater than 3 feet) dolostone consisting of three to 25 volume percent quartz grains (averaging 0.0016 in. diameter) in a recrystallized dolomite matrix. The clastic components of Kuyper et al.’s (1991) Home Station are now classified as Panther Canyon and the lower limestone is now considered the upper part of the Favret Formation.

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Although the contact between the Home Station Member and the overlying Panther Canyon Member was described as gradational by Kupyer et al. (1991), Johnston (2003) mapped the contact in the Cove open pit as sharp, and Premier geologists use a prominent lag gravel deposit (generally less than 15 feet to 20 feet thick) to mark this contact.

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Figure 7-1 Regional Geology

NEVADA BUREAU OF MINES AND GEOLOGY
EDUCATIONAL SERIES E-30 GENERALIZED GEOLOGIC MAP OF NEVADA
N
COVE GOLD PROJECT
County boundaries
Quaternary and suspected Quaternary faults, less than 1.6 Ma (million years old), dashed where age uncertain
Lakes and reservoirs
Alluvial and playa deposits
Volcanic rocks, less than 6 Ma
Upper volcanic rocks, 6–17 Ma
Tuffaceous sedimentary rocks, 6–17 Ma
Lower volcanic rocks, mostly 17–43 Ma
Intrusive rocks, Mesozoic and Tertiary
Igneous and metamorphic complex, Jurassic or Cretaceous
Sedimentary, volcanic, and intrusive rocks, Mesozoic
Sedimentary and volcanic assemblage, upper Paleozoic
Carbonate and other sedimentary rocks, upper Paleozoic
Sedimentary and volcanic assemblage, lower Paleozoic
Carbonate and other sedimentary rocks, lower Paleozoic and Late Proterozoic
Metamorphic and intrusive rocks, Early and Middle Proterozoic
0 10 20 30 40 50 miles
0 20 40 60 80 kilometers
MACKAY SCHOOL OF MINES
Premier Gold Mines Limited
McCoy-Cove Gold Project
State of Nevada, U.S.A.
Regional Geology
Modified from Nevada Bureau of mines and Geology map 57, Million-Scale Geologic Map of Nevada, by John H. Stewart and John E. Carlson, 1977; and fault maps by Craig M. dePolo, 1998.
April 2017

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Figure 7-2 Triassic Stratigraphy and Mineralization

Approx Age (Ma)
Period
Epoch/Age
Symbol
Lithology
Formation
mineralization
fossils
geochemistry
Eocene
Triassic
Permian
34.2
230
238
245
252
280
Carnian
Ladinian
Anisian
Leonardian
Tct
Tcs
TRas
TRapc
TRapd
TRah
TRfv
TRdv
Pmh
Quarternary and Tertiary alluvium, as shallow as X feet in the cover to the east of Hidden Valley
Tuff of Cove Mine, 34.2 Ma, crystal-rich rhyolitic ash-flow tuff distinct from the 33.8 Ma Caetano tuff (see John et al. 2008)
tuffaceous sediments
Smelser Pass Member, Augusta Mountain Formation, massive to medium-bedded limestone, dark gray
Eocene granodiorite dikes, ~38 Ma (U-Pb), invariably altered by quartz-sericite-pyrite alteration and/or argillic alteration, light gray to white with obvious relict feldspar sites and abundant quartz grains upper submember, Panther Canyon Member, Augusta Mountain Formation, tan and brown quartz pebble conglomerate and sandstone with lesser hematitic mudstone
Dolomite submember, Panther Canyon Member, Augusta Mountain Formation, tan to yellowish fine-grained dolomite often with stromatolitic algal textures; lesser siltstone and dolomitic sandstones also occur, lower contact with Home Station marked by chert pebble conglomerate
Home Station Member, Augusta Mountain Formation, massive light gray dolomite, may contain rare fossils, base can contain limestone
Favret Limestone, typically contains upper fossiliferous member transitioning into siltier nodular limestone and ultimately to rhythmically interbedded limestones and silty limestones, basal unit contains fossil-bearing carbonate debris flows
"type 2" mafic sill (age?), commonly light green to white, very often strongly altered with abundant py and aspy, usually magnetic. High Ni, lower V
"type 1" mafic sill, 41 Ma? (U-Pb), commonly dark green with abundant cc, typically magnetic and at low angles to bedding. High V, lower Ni
Dixie Valley Formation, typically appears at contact as tan dolomitic sandstone, may contain fossil-bearing carbonate debris flows especially at upper contact, conglomerates at top of unit are more commonly carbonate and contain mostly rounded fragments. "2201 zone" conglomerate member is siliciclastic, contains sub-angular to rounded fragments of varying sizes
Koipato Formation, rhyodacite tuff
Havallah Formation.
upper Helen
CSD Gap
lower Helen
CSD
CSD Gap
2201
shell fragments
ammonites bivalves
star crinoids, ammonites, bivalves
Ca
Mg
Ca
Ca + La
Ca
Zr

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AUGUSTA MOUNTAIN FORMATION - PANTHER CANYON MEMBER

The Panther Canyon Member at Cove is divided into two informal units, the lower Dolostone Sub member and upper Transitional Sub member.

The lower Dolostone Sub member unit is generally 50 feet to 75 feet thick and consists of a well bedded, medium grey dolostone. Individual beds are typically less than three feet in thickness. This unit is a primary dolostone and commonly has stromatolitic algal textures (Emmons and Eng, 1995). Johnston (2003) noted that quartz grains (0.001 in. diameter) locally constitute up to 20 volume percent and that the contact with the overlying Transitional Sub member is very gradational over a distance of approximately 10 feet.

The upper Transitional Sub member is a 500 feet thick unit which coarsens upward, from a basal primary dolostone, through middle silty and sandy dolostone and carbonate cemented silt- and sandstone, to conglomerate near the top. The general transition is not smooth, however, as contrasting lithologies are interspersed throughout the unit at all levels, typically as lensoid bodies. This Transitional Sub member can be further separated into a lower carbonate rich and an upper clastic section as follows:

•	Lithologies in the 165 feet thick lower carbonate rich section are highly variable. Although the strata are primarily made up of dolostone, lenses, and beds of carbonate cemented siltstone and very fine-grained sandstone, coarser sandstone and conglomerate are abundant. The lower 80 feet of this section consists principally of massive dolostone. Typical strata in the upper 80 feet of this section consist of 0.001 in. to 0.003 in. diameter, subrounded, moderately sorted quartz grains. Individual beds are typically less than 3.3 feet in thickness. The diagenetic cement is calcite, but it has been dissolved and/or replaced by illite-sericite where hydrothermally altered.
•	The 300 feet thick upper clastic section in the Transitional Submember generally consists of fine-grained sandstone to cobble conglomerate. The thickness of bedding is highly variable, but the conglomerate beds are generally thicker (up to 16 feet thick) than the sandstone beds (up to 3.3 feet thick). Crossbedding is common, and conglomeratic strata typically grade upwards from relatively coarse to relatively fine grained sediments. Detrital grains and cobbles consist of chert, quartzite, and quartz. These grains are rounded to subrounded and moderately sorted. Primary porosity, which was originally high, ranges up to 20 volume percent as observed by Johnston (2003). The contact with the overlying Smelser Pass Member is gradational over several tens of feet.
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AUGUSTA MOUNTAIN FORMATION - SMELSER PASS MEMBER

The Smelser Pass Member unit is volumetrically the largest at Cove with a maximum thickness of just over 900 feet. The unit is predominantly a microcrystalline limestone with abundant recrystallized bioclasts, however, the upper 500 feet contain very minor thin interlaminated calcareous shale beds. The limestone is thick bedded to massive, with individual beds ranging from three feet to 16 feet in thickness. Macro allochemical remains consist of partial to complete brachiopods, pelecypods, gastropods, crinoids, corals, sponges, and ammonites, in decreasing order of abundance. The lowermost beds contain up to 15 volume percent of 0.0006 in. diameter quartz grains.

The Smelser Pass Member is separated from the overlying Oligocene tuffaceous sediments and Tuff of Cove Mine by an angular unconformity. Kuyper et al. (1991) determined that the upper 575 feet of the Smelser Pass were removed by erosion prior to deposition of the Oligocene units. More than 2,100 feet of the Triassic Cane Spring and Osobb Formations, which overlie the Smelser Pass Member elsewhere in the McCoy Mining District, are also missing at Cove. Much of the Smelser Pass Member has been subjected to supergene oxidation, giving the originally medium grey limestone an orange to brown appearance.

TUFF OF COVE MINE

The tuff of Cove Mine, previously thought to be the 33.8 Ma Caetano Tuff, has a maximum thickness of approximately 1,500 feet in the deepest parts of the paleovalley it filled. It consists of 0.016 in. to 0.276 in. long fragments of plagioclase, biotite, potassium-feldspar, and resorbed quartz phenocrysts in a glassy to devitrified matrix. Phenocrysts comprise 40 volume percent and matrix 60 volume percent of the rock. John et al. (2008) reported a 40Ar/39Ar age of approximately 34.2 Ma on a set of samples including some collected in the northern Fish Creek Mountains.

INTRUSIVE IGNEOUS ROCKS

Abundant dikes and sills are encountered in drilling at Cove, and historic convention at the property has been to classify them as either “felsic” or “mafic.” The majority are “felsic” and can be mapped at surface associated with and occupying the main faults extending from the Eocene Brown stock at McCoy. Though commonly altered, their textural similarities to the unaltered granodioritic feldspar porphyry of the Brown Stock suggest that they were of similar composition. These dikes are light grey to white in colour due to sericitic or argillic alteration. Their porphyritic texture is preserved. They may be observed over drill hole intercepts ranging in length from less than 0.5 to 215 vertical feet and are usually steeply dipping. Less altered samples collected from the Cove open pit retain evidence for secondary biotite replacing hornblende suggesting a weak potassic alteration event that has been overprinted by lower temperature alteration events at depth. The Gold Dome is the most prominent “felsic” dike at the deposit and is cross-cut by both polymetallic veins and pervasively altered by weak Carlin-style mineralization.

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As a result of the intense alteration, many occurrences of rocks of different composition have been incorrectly logged as “felsic.” Multi-element geochemistry from Premier’s data were used in 2016 to reclassify all igneous rocks by filtering for high occurrences of Cr, Ni, and V. When the reclassified lithologies were remodelled in 3D it became apparent that the mafic intrusive rocks are present as thin, laterally extensive, stacked sills that terminate down the northeast limb of the Cove anticline. As a result of that exercise, two distinct trends were discovered in the Ni and V concentrations of these mafic dikes and sills. Whole rock geochemistry and subsequent remodelling confirms the presence of two distinct mafic compositions. These are classified as “type 1” characterized by high V and lower Ni and “type 2” characterized by low V and higher Ni. “Type 1” in drill core is typically dark green in colour, contains abundant calcite, and may be magnetic. Though the “type 1” sills have a strong spatial association to Carlin-style mineralization across the deposit, they are rarely mineralized and can be devoid of As, Au, and Ag in direct contact with mineralized limestone. The “type 2” sills are generally light green to white in colour and can be difficult to distinguish from similarly altered “felsic” dikes. They appear to have been hornblende-biotite porphyries prior to alteration and commonly contain magnetite. They also share a spatial association to Carlin-style mineralization but, unlike “type 1” sills, are very commonly mineralized (up to 20 ppm Au, 20 ppm Ag). “Type 2” sills are less prevalent overall than “type 1” sills, and concrete cross-cutting relationships between any of these three intrusive rocks have thus far been elusive.

QUATERNARY ALLUVIUM

Emmons and Eng (1995) divided the Quaternary surficial units in the McCoy Mining District into alluvium, talus, and colluvium. Quaternary sediments exposed in the Cove open pit were not differentiated in this study. These sediments include unconsolidated sand and gravel, and are less than 215 feet thick.

7.3.	Structural Geology

Deposits on the McCoy-Cove Project are related to specific structural features.

MAJOR DEFINING STRUCTURES

The major structure and control on fluid movement is the broad northwest-striking, gently southeast-plunging Cove anticline interpreted as a fault propagation fold over a deep northwest striking reverse fault identified in deep drill holes under the Cove pit. While the reverse fault can be identified in the 2201 zone, its presence at the Gap and Helen Zones is uncertain due to limited drilling in areas that would confirm its continuation. A northwest striking vertical dike called the Northwester Dike (classified as “type 2”) extends from the Bay fault through the Gap and into the Helen. It appears to prohibit the flow of mineralizing fluids to the southwest in areas between the major northeast striking faults. Though there is no discernible separation on the dike, it may be related to a near vertical to steeply southwest dipping fault mapped in the pit by Echo Bay geologists called the Northwester fault.

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The other major structures for fluid movement and mineralization are a number of northeast striking normal faults (Cay, Blasthole, Bay, 110, and Gold Dome). The northeast striking faults commonly host altered granodioritic dikes, the largest of which is the Gold Dome. The north-south striking Lighthouse fault also contains altered granodioritic dikes and is believed to have had both pre- and post-mineralization movement. .

These faults and structures were defined and confirmed by:

•	Surficial and open pit geologic mapping by Echo Bay, Victoria, and Premier;
•	Offset observed during detailed cross section work by Premier in 2016; and
•	Oriented core measurements by Victoria and Premier, especially in the Helen and Gap.
7.4.	Mineralization Controls

Carlin-style mineralization appears to be controlled by a combination of the axis of the Cove anticline, normal faults that cut the anticline, mafic sills and dikes throughout the property, and contacts between different sedimentary units. Generally, the highest grades are found where the rhythmically bedded unit of the Favret Limestone is cut by mafic dikes and sills along the axis of the anticline, and especially where this area is cut by apparent small-scale, unmapped faults. Lower-grade (0.05 opt to 0.25 opt Au) Carlin-style mineralization in the Helen and Gap zones is typically found along the Favret-Home Station contact and the contact between the Panther Canyon’s upper conglomerate unit and lower dolomite unit.

The northeast striking faults commonly contain quartz-sericite-pyrite and argillic altered granodioritic dikes that carry low to anomalous values of Au and Ag. Carlin-style mineralization in the Favret and other units is typically bounded by these northeast structures with higher grades focused in the axis of the anticline and lower grades with associated pathfinder elements (As, Sb, Tl, Hg, etc.) typically along the margins of the anticline as well as immediately adjacent to these major structures.

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In the 2201 zone, structural controls are poorly defined, however, vein-bearing Au occurrences do trend northwest and may be related to structures formed in the hanging wall of the deep-seated reverse fault or to the near vertical to steeply southwest dipping Northwester fault.

7.5.	Post Mineral Faulting

There is at least one instance of significant post-mineral faulting. The Striper Splay is believed to be a splay off of the Lighthouse fault which is known to have both pre- and post-mineralization movement. It dips steeply northeast and strikes approximately 320° along the northeast limb of the Cove anticline causing significant post-mineral normal displacement before terminating against the Bay/110 fault complex. The overlying volcanics are not significantly faulted, as defined by holes NW-1, NW-2 & 2A, and NW-3. It is likely there is minor post-mineral movement on all northeast and north striking faults as a result of Basin and Range extension beginning the Miocene and continuing through present day.

7.6.	Mineralization

There are four distinct mineralization types known on the property: Carlin-style, polymetallic sheeted veins, carbonate replacement (Manto) and skarn. The Helen, Gap and CSD deposits are Carlin-style deposits while the 2201 zone is comprised of steeply dipping polymetallic sheeted veins.

CARLIN-STYLE (AU-AG)

The gold in Carlin-style deposits is usually sub-micron in size and generally occurs in pyrite and arsenical pyrite. An envelope characterized by decalcification, silicification, and argillization accompanied by anomalous amounts of silver, arsenic, antimony, thallium, and mercury often accompanies mineralization. The Carlin-style mineralization at Cove is relatively rich in silver compared to similar deposits elsewhere in northern Nevada (Johnston, 2003). When Carlin-style mineralization occurs in the silty limestones and packstones of the Favret Formation and Home Station Dolomite, decarbonatization replaces fine-grained calcite and/or dolomite with quartz and forms very fine-grained illite and pyrite. Diagenetic pyrite was probably present in the Helen Zone before Carlin-style mineralization based on the abundant presence of subhedral pyrite grains that bear no arsenian rims. The arsenic-bearing pyrite precipitated as a product of Carlin-style mineralization in the Helen are fine-grained (~10 microns) patchy, anhedral “fuzzy” pyrite generally smaller than the diagenetic pyrite grains. In the CSD zone, most pyrite grains in high-grade samples are larger (~20 microns), display spectacular, sharp geochemical zonations, and are rimmed with arsenian pyrite or stoichiometric arsenopyrite. The few samples studied from the Gap under the SEM suggest it shares more in common with the CSD zone though its silver content is lower overall.

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POLYMETALLIC SHEETED VEINS (AU-AG±PB-ZN)

The polymetallic veins in the 2201 zone are enveloped by a zone of illitization of the conglomerate matrix detected by sodium cobaltinitrite staining and confirmed by scanning electron microscope (SEM) analysis. Minor silicification is relatively common, especially in the conglomerate, however, it is not present everywhere and not always directly associated with mineralization.

CARBONATE REPLACEMENT (AG-PB-ZN±AU)

Carbonate replacement mineralization occurs as local pods of manto-style mineralization characterized by massive sulfide (pyrite-sphalerite-galena) replacing basal limestone at the Dixie Valley/Favret contact. Mineralization is discontinuous and generally defined by high-grade Ag-Zn-Pb±Au.

SKARN (AU-AG±CU)

Skarn mineralization at the historic McCoy pit occurs as both endoskarn and exoskarn mineralization characterized by a predominantly garnet-diopside-magnetite mineral assemblage.

The Carlin-style mineralization across the deposit appears to represent an evolving system from a “primary” endmember represented by the CSD zone with higher Ag/Au, coarser-grained pyrite, and a close proximal relationship to Ag-Pb-Zn-(Au) mineralization to the “evolved” endmember represented by the Helen Zone with lower Ag/Au, very fine-grained pyrite, and weak spatial association with any other styles of mineralization. The Gap can be considered a “transition” zone between the two endmembers until more petrography is conducted on the recently discovered Gap to test this hypothesis. Helen Zone geochemistry is distinct from the CSD zone in many ways. For samples greater than 1 ppm Au, less than or equal to 100 ppm Ag, and confirmed to be Carlin-style mineralization by core photo review, the Helen Zone has an average Ag/Au ratio of approximately 0.85 whereas the CSD zone is 2.25. Gold in both the Helen and CSD zones correlates with As, Sb, and Hg, however, Au correlates moderately (0.52 correlation coefficient) with Ag in the CSD zone but more weakly (0.3652 correlation coefficient) in the Helen Zone.

Like the geochemistry, the mineralization in the Helen and CSD is also distinct. The As-bearing (assumed to also be Au-bearing) pyrite in the Helen are generally finer-grained, less euhedral, and more poorly zoned than the As-bearing CSD zone pyrite. Helen pyrite overall have lower As content - ranging from just at detection limit (~0.3 wt% to 0.5 wt%) to 2.1 wt% - than the CSD zone which contains pyrite with arsenic contents ranging from detection limit to 6 wt%. The SEM-EDS system first detected trace elements such as Te, Tl, Hg, Sb, and even Au and Ag in CSD zone pyrite, while electron microprobe analysis confirmed the presence of Au, Ag, As, Tl, Hg, Sb, and Pb in CSD mineralization. Other pyrite in the CSD zone contain fewer trace elements but still display complex elemental zoning and growth patterns visible only in backscatter electron imaging. The complicated nature of the mineralized pyrite at the CSD zone is suggestive of a more complex and long-lasting mineralizing event in comparison to the seemingly simple Helen mineralization.

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In the 2201 zone, Au correlates with Ag, As, Cu, Fe, Pb, Sb, and Zn - a distinctly different grouping of elements from the CSD, Gap, and Helen Zones. The 2201 zone veins typically occur as sheeted veins and range in thickness from 0.1 cm to 6.5 cm and contain both quartz and carbonate minerals as gangue. Generally, the calcite and dolomite-dominant veins are shallower and thinner whereas the quartz (-carbonate)-bearing veins are deeper and can reach widths of 15 cm. The sulfides are mostly pyrite, sphalerite, and galena with arsenopyrite, chalcopyrite, and pyrrhotite also locally present. Visible gold is mostly limited to the thicker veins and is always observed along the margins with coarse-grained quartz. When microscopic, the gold is present as electrum with approximately 15 wt% Ag (measured on SEM-EDS) and hosted within sulfides such as chalcopyrite or arsenopyrite. Galena may also carry up to 10 wt% Ag. An oriented hole drilled in 2014 (PG14-23) provided some structural data for the vein-type mineralization. There were no trends for veins grouped by gangue or thickness, however, when grouped by depth, the data show that veins shallower than 1,750 feet generally strike northeast-southwest with varying dips and veins deeper than 1,900 feet generally strike northwest-southeast and dip steeply in both directions.

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8.	Deposit Types

Mineralization at McCoy-Cove consist of two mineralization styles, Carlin-style and polymetallic sheeted veins, as outlined in Section 7 of the report. The Carlin-style mineralization within the Helen, Gap, and CSD zones comprises approximately 85% of the existing resource with high gold and silver grades occurring as both stratabound and structurally controlled mineralization at the intersection of the Cove anticline and favorable lithologic beds, structures, intrusive dikes and sills.

The polymetallic 2201 zone is a separate deposit from the shallower Carlin-style mineralization and is believed to be a structurally controlled sheeted vein system. Veining is oriented northwest, with vein geometry being controlled by a deeper northwest striking reverse fault. Due to its depth, the 2201 zone has seen limited drilling since its original discovery in late 2013, however, additional infill and step-out drilling in the future will help to better define deposit potential and mineralization controls.

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9.	Exploration

McCoy-Cove is a large property with advanced-stage deposits as well as numerous sparsely tested prospective areas. Historical exploration from the 1960’s to 2012 included stream sediment (silt) sampling, soil sampling, rock chip sampling, geophysical surveys, and geologic mapping. Since acquiring the property in 2012 through mid-2018 when the mineral resource estimate was completed, Premier carried out soil sampling, field mapping, geophysics and drilling projects. Highlights of Premier’s exploration through mid-2018 included the discovery of the 2201 and CSD Gap zones as well as the re-interpretation of the litho-structural model, which resulted in expansion and improved continuity throughout the Cove-Helen zone. The updated litho-structural model has helped guide property-wide target generation.

Numerous exploration targets have been identified within the McCoy-Cove land package. All targets are thought to be Carlin-style and/or polymetallic 2201-style mineralization. Since mid-2018, exploration efforts have focused on eight areas: Windy Point, Antenna, Alpha, Davenport, Lakeside, Saddle, Reflection, and Hidden Valley (Figure 9-1).

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Figure 9-1 Exploration Targets

485000
4471000
4466000
4461000
Hidden Valley
Windy Point
Saddle
Alpha
Antenna
Davenport
Lakeside
Reflection
N
0
2 km

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The Windy Point area contains significant surface alteration that includes decarbonatization and silicification. Surface samples have returned >1.2 opt Au, with silver and base metals largely absent. The Cove anticline continues through Windy Point. Here, the anticline has an east-west orientation rather than northwest-southeast as in the Cove pit. Granodiorite dikes and mafic sills are present both at the surface and in drill core. Several drill holes have intersected >300 ft intervals of <0.06 opt Au with isolated intervals of >0.2opt Au.

The area between the McCoy and Cove pits is referred to as the Antenna target. Eocene granodiorite dikes extend from the Brown stock northward through Antenna and into the Cove pit. Geochemically anomalous surface rock-chip samples of sedimentary rocks generally coincide spatially with granodiorite dikes at Antenna. Drilling has intersected multiple >0.15 opt Au intervals displaying both Carlin-style and polymetallic mineralization.

The Alpha target is located 1 km south of Windy Point. Surface rock-chip samples have returned >3 opt Au from jasperoid. Intrusive sills outcrop at surface with jasperoid occurring in proximity to the sills. In 2019, one deep hole was drilled into Alpha, intersecting weakly anomalous Carlin-style geochemistry and alteration.

Davenport and Lakeside are both pediment targets that lack substantial drilling. Most drilling in these areas consist of shallow condemnation holes drilled by Echo Bay. A large magnetic high is present at Davenport and was drill tested in 2020. Results indicate the magnetic high is a large granodiorite sill. Mesozoic sedimentary rocks are present beneath the granodiorite. Two deep holes drilled at Davenport in 2020 intersected long intervals of geochemically anomalous Carlin-style altered rock. In addition, one hole intersected polymetallic 2201-style mineralization in the Dixie Valley formation. The pediment remains a large, underexplored area on the property capable of containing a large Carlin-style ore body.

The Saddle target is located 0.3 mi. south of the western margin of Windy Point. This target lies along the north striking Saddle fault at the intersection with northwest striking faults. A historic drill hole intersected 60 feet of 0.2 opt Au in the Panther Canyon formation. The drill hole was ended before reaching the favorable Home Station dolomite and Favret limestone units. Future exploration work should include twinning the historic hole and drilling deeper to intersect the underlying favorable stratigraphic units.

The Reflection target is located southwest of the McCoy pit. At Reflection, northeast striking granodiorite dikes extend from the Brown stock where they intersect the margin of the Jurassic McCoy Pluton, a north striking anticline, and the large north striking Saddle fault. In addition, a string of jasperoid outcrops extend northwest along the McCoy Pluton margin in the target area. No drill holes have tested favorable stratigraphic horizons in the target area. Metasomatic iron skarns are present along the margins of the McCoy Pluton and have been mined historically. Iron-bearing minerals may be present in the sedimentary rocks near the margin of the McCoy Pluton representing a compelling target in non-traditional host rocks given sulfidation is the primary mode of gold deposition for Carlin-style fluids.

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The Hidden Valley target is located north of the Helen and Gap zones where a northwest striking anticline is mapped at surface. The anticline appears to be a much tighter fold than the Cove anticline and may be a parasitic fold to the Cove anticline. Drilling at Hidden Valley should target the axis of the anticline in the Favret limestone near the intersection with northeast striking granodiorite dikes.

In January 2018, Premier and Barrick entered into the Barrick Earn-In Agreement which included a significant exploration budget commitment from Barrick to be spent on the McCoy-Cove property. Exploration on the Joint Venture Property began in mid-2018 and continued until Barrick exercised its right to terminate the agreement on February 6, 2020. Work completed by Barrick included detailed surface mapping, soil sampling, gravity survey, and drilling. Barrick drilled 30 holes and Premier has drilled 16 holes since mid-2018. None of the new holes intersect the modelled resource area. Eight of Premier’s holes were drilled for piezometer installations. Premier’s 2020 exploration program is ongoing at the time of this report. (Figure 9-2)

Figure 9-2 Recent Drilling

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Significant results of recent exploration drilling are focused on the Antenna target. Drilling at Antenna has intersected multiple anomalous zones of mineralization including >0.15 opt Au intervals displaying both Carlin-style and polymetallic mineralization. Six holes have been drilled to date. The initial drill hole testing the Antenna target in 2019 intersected 395 feet grading 0.12 opt Au. The hole ended in mineralized material short of the intended depth due to difficult drilling conditions. Premier reported detailed results of hole PB19-03R in a press release dated April 29, 2019. Because hole PB19-03R was reverse circulation an attempt was made to confirm the results by twinning with core hole PB19-09D. The core hole had deviated 58 feet southeast of the RC hole when it reached the top of the projected mineralized interval, and 93 feet southeast when it reached the total depth of the RC hole; it failed to confirm the results but intersected multiple intervals of anomalous mineralization including ten feet grading 0.24 opt Au. Hole PB19-13 attempted to target the projected mineralized zone 175 feet northwest of PB19-03R but was lost before intersecting the target. Hole PB19-15R tested roughly 1000 feet southwest of the initial intercept and intersected five feet of 0.16 opt Au. Hole PB19-10 tested roughly 1000 feet southeast of the initial intercept and intersected five feet of 0.24 opt Au. Hole PB19-11R tested roughly 2300 feet southeast of the initial intercept and intersected 400 feet of 0.03 opt Au including 10 feet 0.18 opt Au as well as multiple other anomalous intercepts. The authors think the Antenna target warrants further exploration.

Recent drilling at Windy Point has confirmed and expanded known mineralized trends. Additional exploration work may be warranted pending economic analysis. Limited drilling has intersected zones of anomalous mineralization at Alpha, Saddle and the pediment targets. These and the other early stage targets identified by Premier warrant further exploration work.

Underground mine development will provide drill platforms for infill and exploration drilling, including access to the difficult-to-reach prospective Gap Extension target under the Cove pit (Figure 9-3).

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Figure 9-3 Underground Exploration Potential

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10.	Drilling

The McCoy-Cove drill hole database is large, containing many holes drilled across the large land package. For the current resource estimate, the drill data was filtered to contain only holes within and near the Helen, CSD, CSD-Gap, Gap Hybrid and 2201 Zones. A total of 1,397 holes totaling 1,127,481 feet of drilling were included in the current estimate. Holes were drilled using both core and reverse circulation (RC) methods. Premier drilled 123 of the holes, and the remainder were drilled by Victoria, Newmont and Echo Bay. Figure 10-1 shows a plan view of the drill holes, and Table 10-1 lists the type and extent of drilling completed by each operator.

Figure 10-1 Plan View of Drill Holes Used for the Current Analysis

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Table 10-1 List of Drilling by Operator

Year	Drill Hole Type	Operator	Number of Holes	Length Drilled (ft)
1985-2000	Reverse Circulation	Echo Bay	788	520,194
1999-2000	Cubex (RC)	Echo Bay	201	22,829
1987-2000	Diamond Drill	Echo Bay	251	216,059
2004-2005	Reverse Circulation	Newmont	13	22,080
2006-2009	Diamond Drill	Victoria	21	47,118
2013-2017	Reverse Circulation	Premier	8	14,340
2012-2018	Diamond Drill	Premier	115	284,862
Total			1,397	1,127,481

Figure 10-2 through Figure 10-5 show 100-foot thick sample sections of drilling in the CSD-Gap, Helen, CSD and 2201 zones. Holes drilled by Premier are labeled and shown with thicker traces. Models of lithologic surfaces and 3-gram grade polygons are shown for reference.

Figure 10-2 Sample Section of CSD-Gap and Gap Hybrid Drilling

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Figure 10-3 Sample Section of Helen Zone Drilling

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Figure 10-4 Sample Section of CSD Zone Drilling

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Figure 10-5 Sample Section of 2201 Zone Drilling

Recent drill projects have predominantly been completed by coring, while RC drilling was used extensively to delineate historic pit and underground resources. Accordingly, the recently discovered Helen, 2201 and CSD-Gap zones were modeled almost exclusively using core holes, while the pit-proximal CSD Zone and low-grade lenses were modeled using a mix of RC and core. Table 10-2 details the proportion of core drilling used to model each zone. The authors have carefully reviewed the data and consider both core and RC data to be reliable.

Table 10-2 Type of Drilling by Zone

Zone	Mineral Lens Codes	Number of Holes	RC Composites	Core Composites	Total Composites	% Core
CSD Gap	220X	27	0	327	327	100
GAP Hybrid	500X	27	1	132	133	99
CSD	110X	269	1,276	699	1,975	35
Helen	310X, 320X, 330X, 340X	65	23	871	894	97
2201	130X, 140X	8	0	53	53	100

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Zone	Mineral Lens Codes	Number of Holes	RC Composites	Core Composites	Total Composites	% Core
Low Grade CSD, Gap and Gap Hybrid	22000	157	3,897	6,153	10,050	61

10.1.	Historic Drilling Methodology

Evan et al., (2011) described drilling protocols for Victoria:

“Victoria diamond drill holes NW-01 to NW-09, inclusive, were spotted by hand-held GPS. This included collar, foresight and backsight. Drill holes NW-10 to NW-15, inclusive, were surveyed by All Points North, registered Nevada Land Surveyors. A Brunton compass was used to set the drill head.

“All diamond drill holes were proposed and collared based on the property grid, which was referenced in a historical digital terrain map (DTM) created prior to full scale mining and reclamation.” (page 74)

“All Victoria diamond drilling was completed from surface retrieving whole core. The holes were collared HQ size and reduced down to NQ size dependent upon ground or drilling conditions. Drill muds were utilized to ensure consistent core recovery.” (pg. 71)

“Victoria downhole surveys were completed using a North Seeking Gyro (NSG) by Major Technical Services and International Directional Services. NSGs eliminated the need for sighting on surface (gyro-compass alignment) and offered high accuracy. Generally NSG surveys were performed twice, once at mid-hole and again at hole completion. Readings of dip and azimuth were taken at nominal 50 ft intervals.

“RPA notes that no directional tests were taken during regular drilling operations. Holes NW-02 and NW-09A were unable to be downhole surveyed as the holes had to be abandoned due to poor ground conditions.” (Page 74)

Formal records of Newmont and Echo Bay drill procedures have not been located, but methods are assumed to have followed industry standard.

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10.2.	Current Drilling Methodology
10.2.1.	Drill Hole Placement

Initial surface collar locations are based on drill plan targeting - collar locations are marked in the field by a geologist using a handheld global positioning system (GPS) device loaded with coordinates from drill plans in either Gemcom or MapInfo project files. A wooden collar picket is marked with both the azimuth and dip designations. The azimuth is also painted in a line on the ground directly in-line with the collar picket allowing the drill rig to line up on the correct bearing from the collar location. The geologist re-confirms both azimuth and dip once the rig is lined up on the drill pad using a Brunton compass. After drilling is complete, holes are abandoned and marked with a metal tag cemented into the collar. A final collar location survey is performed by a professional contract surveyor. The project uses UTM NAD83 Zone 11N international feet coordinate system.

10.2.2.	Downhole Surveys

International Directional Services (IDS) of Elko performs downhole surveys on all drill holes. Holes are surveyed on 50-foot intervals using a north-seeking gyroscopic downhole survey tool.

10.2.3.	RC Drilling Procedures

Holes are drilled using industry standard RC drilling equipment. Samples are collected on five-foot intervals using a cyclone sample collector. The sample interval is written on the sample bag using permanent marker. Drilling advances are paused at the end of each sample run to ensure the complete sample has been collected and avoid contamination of the following sample. The optimum sample size collected is approximately one quarter to one half of a 17-inch by 22-inch sample bag (about 4.5 to 9 kg or 10-20 pounds.)

10.2.4.	Core Drilling Procedures

Core holes are drilled using HQ (about 3-inch diameter) core. Holes may be reduced to NQ (about 2.4-inch diameter) to permit continuation of a hole in difficult drill conditions. Premier has used both standard and triple-tube tooling. Triple-tube is preferable in broken ground because it facilitates placement of core into the core box, allowing the sample to remain more intact. Drilled material is placed in wax-impregnated core boxes. Drillers label the end of the core run to the nearest half of a foot, and measure and record the recovery in feet on wooden blocks, which are placed in the core box at the end of each drilled interval. Core boxes are labeled with company name, property, bore hole identifying number (BHID), box number and drilled interval. The authors believe the drilling procedures are adequate.

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10.3.	Sampling Methodology

Boxed core is delivered to the Battle Mountain core logging facility by Premier geologists or geotechnicians. The core is washed, photographed, and RQD logged. Detailed geology logs are completed. Data is entered directly into LogChief, a Maxwell software logging module loaded on a laptop.

Sample intervals are chosen by the geologist based on detailed geology observations. Sample intervals may range from ten feet to a minimum of one foot. The geologist marks sample intervals on the core and staples a sample ticket double-stub in the core box at the end of the sample interval. Sample IDs are automatically generated in LogChief starting with a number the geologist enters from a printed fifty-sample booklet. Logged core boxes are stacked on a wooden pallet prior to being moved into the adjoining warehouse for sample cutting.

The geologist prints a cut-sheet from “LogChief” software with the sample numbers and intervals and gives the cut-sheet to the geotechnician. The geotechnician puts one sample bag in a five-gallon plastic bucket on the floor next to the core saw. The core is sawed in half, and the left piece is placed into the bag on the floor; right piece goes back into the core box. In the case of broken core, the sampler does his best to divide the sample equally. Once the interval is split, the geotechnician takes one part of the double sample stub from the core box and staples it to the sample bag. The remaining sample stub remains in the core box for future reference. The geotechnician then ties the sample bag shut and marks the sample off the cut-sheet. The tied sample bags are stored in a sample bin for the lab driver to pick up.

The geologist assigns five QAQC samples per 50 samples. The geotechnician places the blanks and duplicates with their sample tags in the sample bin with the regular core samples. The standards are placed in a smaller box on a desk next to the large sample bin.

The geologist completes a sample submittal sheet. The lab driver picks up the samples directly from Premier’s warehouse location and is given a chain of custody form with sample ID’s for the shipment. An electronic copy of the sample submittal form is emailed to the lab.

Drill hole status, such as splitting, sample dispatch date, batch ID, and dates of both preliminary and final results, are tracked on a white board in the geology office.

The authors believe the sampling procedures are adequate.

10.4.	Core Recovery

Historic core recovery was described by (Evan et al., 2011):

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“Overall core recovery for Victoria’s diamond drilling at the Cove Project is estimated at 90%.

“In RPA’s opinion, these values are likely to be overestimated based on the broken nature of the samples retrieved.” (Page 86)

The average recovery for core drilled by Premier is about 90%, which is consistent with historic recovery measurements. Recovery is calculated by measuring the length of material between blocks in the core box and dividing that length by the drilled interval length. It is difficult to measure length accurately for a broken interval of core, and the tendency is to over-estimate recovery in broken intervals. This is a typical problem for drilling in Northern Nevada, and the authors believe that 90% is a reasonable estimate of recovery. Although any sample with less than 100% recovery is sub-optimal, the authors believe the samples provide a reasonable representation of the rock package.

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11.	Sample Preparation, Analysis and Security
11.1.	Pre-2012

Of the 21 Echo Bay RC holes, only seven were presented with assay results. RPA was unable to determine the sample preparation laboratory or procedures for the Echo Bay and Newmont RC holes. RPA assumes that they were prepared to industry standards at the time either in-house or at a commercial facility. The Echo Bay samples were analyzed by Rocky Mountain Geochemical Corp. in West Jordan, Utah. The Newmont samples were analyzed by ALS Chemex in Sparks, Nevada. As per the ALS Chemex certificates, pulp samples were received and a 50-element aqua regia inductively coupled plasma (ICP) analytical package (ME-MS41) was run. The ICP elements, and their ranges in ppm or percent, are listed below:

Table 11-1 Pre-2012 ICP Analysis

Ag	0.01-100	Cu	0.2-10,000	Na	0.01%-10%	Ta	0.01-500
Al	0.01%-25%	Fe	0.01%-50%	Nb	0.05-500	Te	0.01-500
As	0.1-10,000	Ga	0.05-10,000	Ni	0.2-10,000	Th	0.2-10,000
B	10-10,000	Ge	0.05-500	P	10-10,000	Ti	0.005%-10%
Ba	10-10,000	Hf	0.02-500	Pb	0.2-10,000	TI	0.02-10,000
Be	0.05-1,000	Hg	0.01-10,000	Rb	0.1-10,000	U	0.05-10,000
Bi	0.01-10,000	In	0.005-500	Re	0.001-50	V	1-10,000
Ca	0.01%-25%	K	0.01%-10%	S	0.01%-10%	W	0.05-10,000
Cd	0.01-1,000	La	0.2-10,000	Sb	0.05-10,000	Y	0.05-500
Ce	0.02-500	Li	0.1-10,000	Sc	0.1-10,000	Zn	2-10,000
Co	0.1-10,000	Mg	0.01%-25%	Se	0.2-1,000	Zr	0.5-500
Cr	1-10,000	Mn	5-50,000	Sn	0.2-500
Cs	0.05-500	Mo	0.05-10,000	Sr	0.2-10,000

Note:ppm unless otherwise indicated

Fire Assay (FA) with an atomic absorption (AA) finish was utilized for gold assays (Au-AA23 package). Any gold FA values over 3 ppm were rerun by gravimetric methods (Au-GRA21). The detection limit for both gold assaying methods was 0.005 ppm. (Roscoe Postle Associates Inc., 2017)

Victoria’s Cove samples were all prepared and analyzed by the Inspectorate assay laboratory located in Sparks, Nevada. The following discussion relates specifically to Victoria’s samples.

11.1.1.	Sample Preparation Procedures

Upon receipt by Inspectorate the core samples were reviewed, sorted, and oven dried (230oF). The samples were crushed to +80% passing 10 mesh by jaw crusher and pulverized to +90% passing 150 mesh by ring and puck. The samples were then split by a splitter; one half of the sample was set aside as the “reject” and the remaining half sample split again. This process was continued until the sample equalled three-fourths of the volume of a pulp envelope. The total rejects were tied, tagged, and palletized.

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11.1.2.	Laboratory Analysis Procedures

Gold assays were first run by FA with an AA finish with a detection limit of 5 ppb. Any gold FA values over 3 ppm were rerun by gravimetric methods. Silver assays were also run by FA/AA with a detection limit of 0.1 ppm.

A summary of Inspectorate’s FA method is described below:

•	Samples are received from weigh-room in labelled envelopes;
•	Crucibles are set up in trays of twenty by numbers assigned from Laboratory Information Management System (LIMS);
•	Crucibles are charged with the appropriate type and amount of flux;
•	Samples are transferred from the envelopes to the appropriately labelled crucible, copper spikes are inserted, and inquarting is conducted;
•	Additional reagents are added to the crucible if needed and sample and flux is mixed with cover flux added on to the top of charge;
•	Crucibles in sets of 80 charges are then loaded into pre-heated gas fusion furnace and fusion is conducted for one hour at 2,100°F;
•	Upon completion of fusion, molten lead-slag is poured into numbered conical moulds. Unsatisfactory fusions are submitted back to the weighing room for reweigh;
•	Fusions are allowed to cool and the moulds are transferred in order to the slagging station. Slag is removed with hammer, and lead buttons are cubed and placed in numbered trays;
•	MgO cupels are heat treated in the cupel furnace at 1,800°F for a minimum of five minutes to drive off moisture. Cupels are then carefully evaluated for cracks or erosion and are discarded accordingly;
•	Lead buttons are loaded into cupels in order and the set is then loaded with a fork into an electric oven set at 1,800°F;
•	Upon full cupellation (lead adsorption), the cupels are allowed to cool and the resulting Ag ± Au prills are placed into numbered trays;
•	For AA finish, the prills are dissolved in aqua regia and analyzed on the ICP; and
•	For gravimetric finish, the prills are placed in parting cups, approximately two-thirds full with 20% Nitric Acid to dissolve the silver, and then heated on a hotplate at 125°F until parted. The gold bead is then allowed to cool, transferred to cups, rinsed with cold de-ionized water, and allowed to dry. The cups are fired at 1,560[o]F for approximately five minutes, and then allowed to cool. The resulting doré bead is weighed on a microbalance.
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A multi-element ICP analytical package was also run for most samples. The ICP elements determined including their detection limits in ppm are presented below:

Table 11-2 ICP Analysis 2012 - 2018

Ag	0.1-100	Co	1-10,000	Mg	100-100,000	Sc	1-10,000
Al	100-100,000	Cr	1-10,000	Mn	5-10,000	Se	0.2-1,000
As	5-10,000	Cu	1-10,000	Mo	1-10,000	Sr	0.2-10,000
B	10-10,000	Fe	100-100,000	Na	100-100,000	Ti	100-100,000
Ba	10-10,000	Ga	0.05-10,000	Ni	1 -10,000	TI	10-100,000
Bi	2-10,000	Hg	3-100,000	P	10-50,000	V	1-10,000
Ca	100-100,000	K	100-100,000	Pb	2-10,000	W	10-5,000
Cd	0.5-1,000	La	2 -10,000	Sb	2-10,000	Zn	2-10,000

11.1.3.	Security

Security measures taken to ensure the validity and integrity of the samples collected included:

•	Chain of custody of drill core from the drill site to the core logging area;
•	Buildings were kept locked when not in use;
•	Core sampling was undertaken by technicians under the supervision of Victoria geologists;
•	All intersections were kept in the Reno office; and
•	Inspectorate was storing all the rejects and pulps indefinitely.
11.2.	Premier 2012-2018

Drill hole samples collected by Premier were sent for assay analyses to three independent laboratories:

•	American Assay laboratory, Sparks, Nevada, accredited ISO/IEC 17025:2005;
•	Inspectorate America Corporation, Sparks, Nevada, accredited ISO 9001:2008 and ISO/IEC 17025:2005; and
•	ALS Minerals, Vancouver, British Columbia, accredited ISO/IEC 17025:2005.

From 2012 until end of 2014, samples were sent for analyses to Inspectorate laboratories. Starting with 2015, samples were sent to ALS. The pulp sample checks were sent to the American Assay laboratory.

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The sample preparation and gold FA procedures for the Premier 2012-2016 drilling programs at all the laboratories are essentially the same as described above except that gold FA results greater than 10 g/t Au are re-assayed by FA/gravimetric.

In addition to the fire assay analysis, the current program includes analysis of gold and silver by screen metallic methods when visible gold is noted in the polymetallic sheeted veins intercepted in the 2201 zone.

The current program also incorporates a 42-element, four-acid, ICP-mass spectrometry, ultra-trace level analysis.

The sample preparation, analysis, and security procedures at the Project are adequate for use in the estimation of Mineral Resources.

11.3.	Quality Assurance and Quality Control
11.3.1.	Standards and Blanks

A total of 69 different blank and gold standard reference materials have been used at Cove. Table 11-3 presents the results of the most frequently assayed materials. The null hypothesis test compares the calculated t-statistic to the t value for a 95% confidence level. Acceptance of the test indicates that the lab mean is within the 95% confidence limit of the standard value. A rejection result from the test does not necessarily mean the data is not representative of the expected value but rather that the test was inconclusive. Groups which have a high out limit frequency are not necessarily reject by the t-test if the standard deviation for the group is not excessively high.

Table 11-3 Gold Blank and Standard Summary Statistics

ID	Count	Lab Mean PPM	Lab Std Dev	Out of Limit Rate	Std. Value PPM	t-statistic	tα/2	Null Hypothesis Test
Blank	1880	0.054	0.626	14%	0.005	3.380	1.646	Reject
CDN-GS-P8C	166	0.777	0.108	3%	0.784	(0.843)	1.974	Accept
CDN-GS-P4E	392	0.519	0.412	3%	0.493	1.256	1.966	Accept
SP37	283	17.892	2.560	0%	18.140	(1.631)	1.968	Accept
CDN-ME-1301	150	0.550	0.434	20%	0.437	3.180	1.976	Reject
CDN-GS-22	144	22.600	2.523	14%	22.940	(1.618)	1.977	Accept
CDN-GS-5L	193	4.747	0.551	10%	4.740	0.180	1.972	Accept
OREAS 503b	116	0.695	0.013	0%	0.695	(0.086)	1.981	Accept
G912-1	109	7.356	0.112	0%	7.290	6.132	1.982	Reject
OxJ120	107	2.365	0.044	45%	2.365	0.033	1.983	Accept
CDN-GS-5H	99	4.004	1.930	48%	3.840	0.847	1.984	Accept
CDN-GS-2M	85	2.917	3.865	22%	2.210	1.686	1.989	Accept
CDN-GS-12	77	9.423	1.770	32%	9.980	(2.760)	1.992	Reject
CDN-GS-11	63	3.398	0.877	21%	3.400	(0.020)	1.999	Accept
CDN-GS-4D	47	3.839	0.408	19%	3.810	0.483	2.013	Accept
G307-7	32	7.964	0.102	0%	7.750	11.837	2.040	Reject
SQ48	45	30.229	0.327	22%	30.250	(0.433)	2.015	Accept
OXI81	43	1.815	0.126	28%	1.807	0.418	2.018	Accept
OXD87	34	0.412	0.024	18%	0.417	(1.162)	2.035	Accept
CDN-GS-30	33	33.553	0.786	3%	33.500	0.390	2.037	Accept
G909-4	33	7.496	0.176	0%	7.520	(0.770)	2.037	Accept
CDN-GS-15B	31	15.619	2.179	13%	15.980	(0.924)	2.042	Accept

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Figure 11-1 Blank Assay Results

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Figure 11-2 SP 37 Standard Reference Material Results

Figure 11-3 CDN-GS-22 Certified Reference Material Results

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Figure 11-4 CDN-GS-5H Certified Reference Material Results

Figure 11-5 GS912-1 Certified Reference Material Results

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11.3.2.	Duplicate Assays

Duplicate assays are performed under two scenarios. The geologist can instruct the lab to duplicate the pulp of a specified sample (Figure 11-6) or the pulp can be sent to another lab for check assay (Figure 11-7). Both types of duplicates show good replication of assay values.

Figure 11-6 Prep Duplicates - ALS Reno

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Figure 11-7 Lab Check Duplicates

It is the authors opinion that the sample preparation, security, and analytical procedures are adequate for the estimation of Mineral Resources.

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12.	Data Verification

Practical Mining received the McCoy Cove drill hole database from Premier’s Geology team. Premier exported the data as csv files for Practical Mining from Maxwell Geoservices software. The authors imported the data into Maptek Vulcan software and identified holes within the resource area. The authors selected 5 percent of holes from the resource dataset for detailed review. The selected holes are a spatial and temporal sampling of the data, the majority consisting of holes drilled by Victoria and Premier because most older holes are in the mined area and supported by past production. Premier supplied copies of the raw data for the selected holes to the authors.

The authors compared the raw data with the corresponding records in the database. Records reviewed include assay values for gold and silver, collar location surveys, and downhole deviation surveys. The authors observed no significant problems with the data, and conclude the data is suitable for use in the resource estimation.

The authors did not observe any mismatches between assay certificates and the database. Minor inconsistencies in the handling of missing data were noted. Sampled intervals which lack assay data typically have a blank cell in the assay column of the csv, but holes AX-10 and AX-22 contained negative values. Those holes were subsequently corrected by re-importing into Maxwell Geoservices software. All missing data cells were assigned -99 for use in Vulcan software, including holes AX-10 and AX-22, so the database inconsistency did not affect the estimation.

Collar surveys are collected by professional land surveyors and reported to Premier in Excel spreadsheets. Collar surveys are occasionally duplicated on subsequent surveyor visits, and surveys will vary slightly due to limits in precision. The authors noted one collar with a slight mismatch between the surveyor’s spreadsheet and the database, however the small difference in distance has an insignificant effect on hole placement and may be attributed to multiple surveys of the same collar.

The authors did not observe any mismatches between downhole survey reports and the database. Table 12-1 summarizes the scope of the detailed drill data review.

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Table 12-1 Data Review Summary

	Holes in Data Set	Holes Audited	Collar Survey Coordinates Reviewed	Downhole Surveys Reviewed	Assay Certificates Reviewed
Number of Drill Holes	1,397	70	70	70	88
Percent of Population Reviewed		5%	5%	5%	6%

All holes were checked for overlapping intervals using Vulcan, and there were none. Hole traces were viewed in Vulcan to confirm there were no extreme survey deviations. Lithology was viewed in Vulcan to confirm that the geology model conforms to the geology data.

In summary, the authors observed no significant problems with the data, and conclude the data is suitable for use in the resource estimation.

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13.	Mineral Processing and Metallurgical Testing
13.1.	Historical Metallurgical Test Work

The historical metallurgical testing reviewed in regard to the Cove Project includes the following:

•	Kappes Cassiday & Associates (KCA) for Victoria Gold - 2008 - Whole Ore Leaching and Flotation Tests;
•	Kappes Cassiday & Associates (KCA) for Victoria Gold - 2009 - Roasting and Cyanidation of Calcine, Hot Lime Treatment, and Flotation Tests on Rejects from 2008 Program; and
•	SGS Lakefield Research Ltd. (SGS) - 2017 - Whole ore leaching, roasting, pressure oxidation and cyanidation of oxidation products.
13.1.1.	2008 KCA Program

The 2008 KCA test program was conducted on nine (9) composites from the Helen Zone. The testing included:

•	Bottle Roll direct cyanidation of each composite;
•	Bottle roll Carbon-In-Leach (CIL) cyanidation of each composite; and
•	Rougher and Scavenger Flotation on each composite.

The whole ore cyanidation tests gave generally poor gold extractions ranging from 1% to 23%.

The CIL cyanidation tests gave higher gold extractions ranging from 49% to 82%.

The difference between the whole ore cyanidation and the CIL cyanidation indicates a pregnant solution robbing (“preg robbing”) component in the composites tested.

The flotation tests gave gold recoveries into a concentrate ranging from 24% to 59%. The corresponding concentrate weight recoveries ranged from 9 to 13%.

The flotation tests gold recoveries were low and did not demonstrate a strong amenability towards flotation.

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Based on the suspicion that the relatively poor cyanidation results from the 2008 testing were due to the preg-robbing carbonaceous content of the materials tested the 2009 KCA test program investigated three types of processes to mitigate the effects of carbonaceous matter. Testing was conducted using a composite constructed from the composite remains from the 2008 program. The testing included:

•	Head Characterization for Carbonaceous and Sulfide Material in 2008 Drill hole interval samples used in 2008 composite construction;
•	Roasting followed by cyanidation of calcine using both direct cyanidation and CIL cyanidation of the calcines;
•	Hot Lime treatment of the Composite; and
•	Flotation.

The head analyses indicated organic carbon contents ranging from 0.03% to 0.96% with an average of 0.44%. The sulfide sulfur content ranged from 0.15% to 1.79% with an average of 1.02%. The assays confirmed the presence of carbonaceous material as well as potential refractory aspects related to sulfide sulfur content.

Roasting tests were conducted using a 650°C for two hours. The gold extraction for the direct cyanidation of the calcine was 87% while the extraction using CIL cyanidation of the calcine was 90% which indicates that after calcination there are still active preg-robbing factors.

The hot lime treatment was conducted on a sample of the composite ground to 80% passing 74 µm to which a lime addition of 100 lbs/ton was made. Hot lime treatment may be effective in recovering previously preg-robbed gold. The slurry was heated to 100°C and agitated for 8 hours. The slurry was then leached with cyanide. The gold extraction for the hot lime test was 40%.

Two flotation tests were conducted, the first using a rougher, scavenger, cleaner simulation, the second simulating four stages of rougher flotation. The gold recovery from the first test was 54% into a concentrate with a 17.6% weight recovery. The second test gave a gold recovery of 31% into a concentrate with a weight recovery of 20.7%.

13.1.2.	2009 KCA Program

The 2009 tests confirmed the presence of carbonaceous material, the likely cause of preg-robbing observed in the whole ore cyanidation tests.

The tests indicated that roasting and calcine cyanidation may be an effective treatment for the material tested. The hot lime treatment and flotation tests did not match the roast and calcine cyanidation gold recoveries.

13.1.3.	2017 SGS Programs

Eleven composites from the Helen Zone and ten from the Gap were sent to SGS Canada Inc., Lakefield, Ontario, Canada in 2017. The samples were selected from drill holes and drill hole intervals to provide spatial representation of the deposits both vertically and horizontally.

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The primary objectives of the test program included:

•	Head grade characterizations of the physical and metallurgical properties of each resource to meet requirements for third-party processing;
•	Provide preliminary metallurgical data for the resource targets for potential metallurgical third-party processing;
•	Determine precious metal extractions, and deportments, reagent consumptions, with the following process routes:
•	Whole ore leaching;
•	Roasting followed by calcine leaching; and
•	Pressure oxidation followed by leaching of neutralized slurry.
•	Roasting and pressure oxidation test conditions used were based on those provided by a potential third-party toll processing operators.

The SGS program scope did not include testing to optimize roasting or pressure oxidation conditions nor to develop process design data a purpose-built processing facility for Cove.

Gold head grades for the samples were:

•	Helen samples averaged 11.7 g/t Au, ranging from 4.50 g/t Au to 32.6 g/t Au;
•	Gap samples averaged 17.1 g/t Au, ranging from 4.38 g/t Au to 37.6 g/t Au.

Baseline leach tests showed the extreme refractory nature of the Cove deposit. Results from 24 hours leaching showed:

•	Helen samples averaged 10.8% Au recovery, skewed by one test with a recovery of 90.8% Au. Without this result, the average is 2.5% Au.
•	Gap samples averaged 1.2% Au recovery.

Roasting conditions used are shown in Table 13-1.

Table 13-1 Roasting Test Conditions

Conditions	Value
Stage 1:
Temperature:	530°C
CO2 flow:	0.8 L/min
O2 flow:	1.2 L/min
Time:	30 min
Stage 2:
Temperature:	570°C
O2 flow:	2 L/min
Time:	15 min

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The roasting and calcine leach tests showed the following:

• Sulfide oxidation with the Helen composites ranged from 85.9% to 97.0% while for the Gap composites ranged from 87.9% to 98.1%;

• Carbonate oxidation was inconsistent, but the Helen composites was generally low but with the Gap composites was somewhat higher. Low carbonate concentrates often resulted in negative oxidations;

• Gold leach recoveries from the Helen composite calcines was variable ranging from 63.5% to 90.8%;

• Silver leach recoveries from the Helen composite calcines was variable ranging from 9.6% to 56.5%;

• Gold leach recoveries from the Gap composite calcines was variable ranging from 54.4% to 89.4%; and

• Silver leach recoveries from the of Gap composite calcines was also variable ranging from 23.1% to 77.0%.

Pressure oxidation (POX) tests were conducted under fixed conditions and not for optimization of oxidation conditions. The tests were conducted under the following conditions:

• 225°C;

• 60 minutes retention time;

• 700 kPa oxygen overpressure.

The pressure oxidation and oxidation product leach tests showed:

• Pressure oxidation resulted in high sulfide oxidation of both Helen and Gap samples;

• Carbonate removal in the Helen composites averaged 97.2% while carbonate removal in the Gap composites averaged 82.5% but this average was skewed lower from two Gap composites having very low head carbonate contents;

• Gold leach recoveries of Helen composite POX products ranged from 0.3% to 96.6%. This indicates that even with oxidation of sulfide and to a lesser extent carbonate removal, pressure oxidation is less effective than roasting for improving gold recoveries in Helen samples;

• Silver leach recoveries of Helen composite POX products ranged was highly variable ranging from 6.7% to 69.6%;

• Gold leach recoveries of Gap composite POX products was variable ranging from 5.7% to 73.6%. This indicates that even with oxidation of sulfide and to a lesser extent carbonate removal, pressure oxidation is less effective than roasting for improving gold recoveries in Gap samples;

• Silver leach recoveries of Gap composite POX products was also variable ranging from 52.5% to 81.7%; and

• The data set was too small to establish any clear relationship between mineralogy, head grade and leach recovery although it is clear that mineralogical factors such as arsenic grade and total carbonaceous matter or total organic content impact leach recoveries with pressure oxidation and POX product leaching.

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A second phase of testing was completed to investigate the reasons for the low recoveries with both roasting and pressure oxidation that occurred in the Phase 1 tests. Calcine and POX products were generated on selected composites from the Helen and Gap, using the same conditions from phase 1. The calcines and POX products were split in two. One half of each spilt was leached under the same conditions used in phase 1. The other half of each split was processed using carbon-in-leach (CIL). CIL was used to determine if preg robbing was still occurring from active organic carbon species still present in either the calcine or POX product.

Leach and CIL tests on the POX product showed that:

• With the Helen samples:

o       Gold leach (48 hours) recoveries ranged from 0.6% to 5.1% while CIL tests (also 48 hours) showed recoveries from 62.3% to 81.9%, significantly higher than the direct leach;

o       Silver leach (48 hours) recoveries ranged from 36.2% to 86.9% while with CIL tests ranged from 76.8% to 86.9% significantly higher than the direct leaching;

• With the Gap samples:

o       Gold leach (48 hours) recoveries ranged from 1.6% to 77.8% while with CIL tests (also 48 hours) ranged from 70.5% to 95.9%, significantly higher than the direct leach;

o       Silver leach (48 hours) recoveries ranged from 19.9% to 84.1% while with CIL tests ranged from 71.6% to 87.0%, significantly higher than the direct leach;

The phase 2 POX tests on the selected composites confirmed that preg robbing occurred in direct leaching of the POX products and that CIL can increase gold and silver recoveries significantly for both the Helen and Gap samples.

The phase 2 roasting tests showed that CIL cyanidation of the calcine could increase gold and silver recoveries but were lower than expected. Diagnostic leach tests of the phase 2 calcine leach residues were completed to investigate gold deportment. The diagnostic leach test results showed:

• The estimated amount of gold associated with iron oxides, ferrites or calcite in the Helen composites calcine leach residues ranged from 8.2% to 17.9% and averaged 11.0%, with the remaining gold estimated to be in siliceous gangue which ranged from 9.2% to 18.0% and averaged 12.8%;

• The estimated amount of gold associated with iron oxides, ferrites or calcite in the Gap composites calcine leach residues ranged from 11.7% to 35.9%, with the remaining gold estimated to be in siliceous gangue which ranged from 2.6% to 14.0%;

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• The gold deportment tests show that the Helen has more gold associated with siliceous material than the Gap samples which showed more gold associated with the iron oxides, ferrites, or calcite following roasting; and

• The data also suggests that the specified roasting conditions from a potential toll roasting operation may not be optimal for the Helen or Gap material.

One possible development path for the Cove project is third party processing of production through either existing roasting and calcine cyanidation or existing pressure oxidation and residue cyanidation facilities.

Premier Gold solicited two items from a prospective toll operator with both roasting and pressure oxidation (POX) processes and their associated cyanidation processes for the respective calcines or POX residues.

The first item included the test protocols and test conditions for laboratory bench scale batch roasting and pressure oxidation test conditions for the 2017 metallurgical testing. The conditions provided approximate the expected operating conditions in the prospective toll operator’s roasting and POX facilities.

The second item Premier Gold solicited was terms and conditions for toll milling and treating Helen resource material. Premier Gold provided a package of Helen metallurgical data for the roasting and POX tests from the 2017 test program to the prospective toll process operator for their consideration and as the basis for toll processing resource material through either the toll operator’s roasting or POX facilities.

The test data indicates that the Helen composites were generally more amenable to roasting and calcine CIL cyanidation than POX and residue CIL cyanidation. The assay data for the Helen composites indicates that there may be some problems from some areas to meet roaster feed specifications. Onsite blending of Helen resource material to meet specifications prior to shipping to the toll processor provided that resource material is available for blending will likely be required.

Conversely, the Gap composite test data were generally more amenable to POX and residue CIL cyanidation. Again, blending would likely have to be used prior to shipping offsite to provide on specification material to the toll processor.

13.2.	Current Metallurgical Testing
13.2.1.	Chlorination Testing

In May 2020, a metallurgical test program was initiated to evaluate a lower cost oxidation method of Cove samples. The Cove resource does not support the capital required for a whole ore roasting operation, which includes a dry crushing and grinding circuit. Chlorination offers a lower capital cost approach but typically has higher operating costs. The purpose of the tests is to determine if chlorination provides a viable process route. Optimization testing to support process design will be required if the method is found to be a viable option.

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Chlorination is a proven process that was used to oxidize sulfide minerals and deactivate active carbonaceous mineralization. This process was used in the 1980’s and 1990’s at two Nevada operations (Newmont Carlin and Jerritt Canyon, John O. Marsden, 2006). Chlorination provides a lower capital cost approach for treatment of refractory sulfide ore requiring a whole ore treatment approach (rather than concentrate). Chlorine is highly soluble in water and dissolves to form hydrochloric and hypochlorous acids. Both are strong oxidizing agents and will oxidize sulfide minerals. The mechanism for deactivating of carbonaceous mineralization is not well understood but from operational experience has been shown to be effective with organic carbon concentrations in the range of 0.5% to 1.0%.

The test program is in progress at the time of the completion of this report at Kappes Cassidy Associates (KCA). The scope of work includes:

1.       Sample preparation;

2.       Sample head assays;

3.       Comminution tests;

4.       Grind curve calibrations;

5.       Baseline leach tests;

6.       Baseline CIL tests;

7.       Chlorination tests at 80% passing 75µm with 100 kg/t chlorine addition, with CIL on product.

8.       Chlorination tests at 80% passing 45µm with 200 kg/t chlorine addition, with CIL on product.

9.       Flotation tests (rougher and cleaner stage) at 80% passing 75µm. Flotation tailings CIL test included.

10.       Flotation tests (rougher and cleaner stage) at 80% passing 45µm. Flotation tailings CIL test included.

The program includes testing of two Helen composite samples and two Gap composite samples.

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13.2.2.	Future Metallurgical Testing

The initial metallurgical test program indicated that the Helen and Gap Resources appear to be amenable in various degrees to roasting and pressure oxidation followed by CIL cyanidation using conditions at a potential toll processing operation. Pressure oxidation should be tested only if this option is available from potential third party processors as roasting generally produced higher recoveries. Additional optimization testing should be performed if third party toll processing is considered the primary development path.

Additional chlorination optimization testing should be considered if the current testing program demonstrates this process to be viable for Cove samples. Testing should include variability samples to evaluate the response across the deposit.

A common approach to passivating active carbonaceous mineralization prior to leaching is the use of blinding or masking agents, such as kerosene or diesel fuel oil. The blinding agents will neutralize the preg-robbing effect of the natural carbonaceous mineralization, allowing activated carbon to adsorb and recover the dissolved gold and silver. There are limitations on the quantity of the blinding agents that can be added as excessive amounts will blind the activated carbon and can also cause degradation of rubber lined equipment.

Another option for consideration is the use of gold-selective ion exchange resins in place of activated carbon. Ion exchange resins can have a higher affinity for gold than the typical preg- robbing carbonaceous mineralization. Ion exchange resin bead sizes are 30% to 50% of the typical activated carbons used in gold processing.

The additional work should continue to investigate variability of metallurgy within the resources with the major objectives as follows:

•	Assess variability of the responses to roasting and calcine cyanidation across the resources;
•	Assess variability of the responses to pressure oxidation and residue cyanidation across the resources;
•	Testing should attempt to establish head grade and extraction relations for use in more detailed resource modelling;
•	Mineralogy impacts need to be established and geologic domains within each resource need to be determined; and
•	Additional comminution data should be collected to assess variability within the resources.
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The suggested next phase of metallurgical investigations, for preliminary planning purposes, is described as follows:

• Identify thirty to forty drill hole intervals within each resource for metallurgical testing which represent significant tonnages or grades within the resources:

o       Perform head analyses on each composite as follows;

o       Fire Assay in Triplicate for Au and Ag;

o       Cyanide Soluble Au and Ag;

o       High precision Assay for Hg and As;

o       Sulfur Speciation - Total S, Sulfide Sulfur, Sulfate, Elemental Sulfur;

o       Carbon Speciation - Total Carbon, Graphite, Total Organic Carbon, Total Carbonaceous Carbon, CO3, and CO2;

o       ICP Multi-element Analysis - Al, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, K, Li, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Se, Sn, Sr, Ti, U, V, Y, Zn.

• Comminution Properties - perform on 10 to 20 composites from each resource;

• Perform roasting followed by CIL on the calcine for each composite;

• Perform pressure oxidation followed by CIL on each composite;

• Perform chlorination followed by CIL on each composite, if chlorination is found to be viable.

• Perform mineralogy on five to ten composites from each resource;

• Consider alternative oxidation processes such as the Albion process on three to five composites from each resource.

The estimated cost for the suggested next phase metallurgical program is $640,000 to $850,000 based on pricing obtained for the 2017 test work. These costs do not include the flotation or alternative oxidation process investigation. Initial investigations for those processes could add an additional $100,000 or more to the next phase work.

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13.3.	Conclusions and Recommendations:

The following are the major conclusions and recommendations from the historical metallurgical test programs:

13.3.1.	Conclusions:
1.	Head assaying for the both the Helen Zone and Gap indicated that the gold in the two resources will likely be finely disseminated and not amenable to gravity gold recovery;
2.	The mineralogy of the Helen and Gap resources differ in two significant areas, the first being that the Helen appears to be lower in arsenic content than the Gap resource and that the Gap resource appears to be lower on average in TCM and TOC than the Helen resource;
3.	The Helen composite arsenic assays indicate that the Helen mineral resource is lower in arsenic content that the Gap resource;
4.	The Helen and Gap resources based on the composites tested appear to be doubly refractory to conventional cyanidation and require both sulfide oxidation and passivation of active carbonaceous mineralization to significantly increase gold extractions;
5.	Based on the composites tested the Helen Zone appear to generally be more amenable to roasting and CIL processing;
6.	Based on the composites tested, the Gap resource appears to generally be more amenable to pressure oxidation and CIL processing;
7.	The data set was too small to establish any clear relations between mineralogy and metal head grade and extractions for either resource although it is clear that mineralogy factors such as arsenic content and TCM or TOC are influencing extractions using either roasting and calcine cyanidation or pressure oxidation and residue cyanidation.
13.3.2.	Recommendations
1.	Additional metallurgical testing will be needed to thoroughly investigate the variability and viability of Helen and Gap resources to roasting and pressure oxidation with CIL cyanidation for which a program evaluating thirty to forty composites from each resource is suggested with objectives as follows:
•	Determine the location and number of samples required to represent the resources through geo-metallurgical analysis;
•	Assess variability of the responses to roasting and calcine cyanidation across the resources;
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•	Assess variability of the responses to pressure oxidation and residue cyanidation across the resources;
•	Testing should attempt to establish head grade and extraction relations for use in more detailed resource modelling;
•	Mineralogy impacts need to be established and geologic domains within each resource need to be determined; and
•	Additional comminution data should be collected to assess variability within the resources.
2.	In addition to evaluating resource process by a toll processing operator, consideration should be given to evaluate onsite processing;
3.	The resource model should be advanced to include arsenic, TCM, TOC, mercury, lead, zinc, total copper selenium, barium, cobalt, nickel, and cadmium as these will be important for predicting grades if toll process offsite is used and potentially for estimating extractions within the resources;
4.	Consider flotation tests to pre-float preg-robbing carbonaceous mineralization;
5.	Continue chlorination tests for sulfide oxidation and passivation of preg-robbing carbonaceous mineralization to determine if this is a viable process option;
6.	Consider the use of blanking agents in conjunction with chlorination for passivation of carbonaceous mineralization;
7.	Consider the use of gold specific ion exchange resins in place of activated carbon to counteract the effect of preg-robbing carbonaceous mineralization.

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14.	Mineral Resource Estimates
14.1.	Introduction

The mineral resource estimate presented herein has been prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101F1 (Canadian Securities Administrators, 2011) and in conformity with generally accepted “CIM Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines (Canadian Instirute of Mining, Metallurgy, and Petroleum, 2019). Mineral resources have been classified in accordance with the “CIM Standards on Mineral Resources and Reserves: Definition and Guidelines” (Canadian Institute of Mining Metallurgy and Petroleum, 2014)

• Measured Mineral Resource: “A ‘Measured Mineral Resource’ is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes that are spaced closely enough to confirm both geological and grade continuity.”

• Indicated Mineral Resource: “An ‘Indicated Mineral Resource’ is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

• Inferred Mineral Resource: “An ‘Inferred Mineral Resource’ is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes.”

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the mineral resource will be converted into mineral reserve. Confidence in the estimate of Inferred Mineral Resources is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

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The mineral resource estimate presented herein is an update of the previous technical report, there were no material changes to the methodologies or assumptions within the estimation process from the previous Technical Report and no new drill drill data has been incorporated in this estimate.

The effective date of this mineral resource estimate is January 1, 2021. All data coordinates are referenced to UTM Zone 11N NAD83 international survey feet and quantities are given in imperial units unless indicated otherwise.

The gold and silver mineralization at the Project was estimated using Vulcan versions 9.1.8 and 10.1.5 modeling software using the Inverse Distance Cubed (ID3) estimation method. A Nearest Neighbor method was run for comparison. The estimate was performed by Practical Mining LLC.

The Cove area includes four distinct mineralized zones: CSD, GAP, Helen, and 2201. The mineralized zones follow a southeast to northwest trend beginning below the historic Cove pit and extending over 6,000 feet to the northwest. Figure 14-1 shows the location of the zones.

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Figure 14-1 Plan View of Cove Mineralized Zones

Zones are bounded by fault blocks. The Helen Zone lies north of the Gold Dome fault. The GAP zone lies between the Gold Dome and 110 Faults. A prospective, unmodeled zone lies between the 110 and Cay faults. The CSD and 2201 Zones lie south of the Cay fault. All zones are bounded by the CR fault to the northeast. Figure 14-2 shows the faults bounding the mineralized zones.

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Figure 14-2 Section View of Cove Mineralized Zones looking NE

The Helen Zone is divided into four sub-zones: Upper Helen, Lower Helen, Upper Helen Wedge, and Lower Helen Wedge. The Upper Helen Zone is situated in the Home Station and Favret Formations, while the Lower Helen Zone is in the Dixie Valley Formation. The JE Fault cuts through the northern one-third of the Helen Zone striking east-west and dipping 68° N. The offset forms a wedge of mineralized material between the JE and CR faults. The Helen sub-zones are shown in Figure 14-3.

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Figure 14-3 Section View of the Helen Zone looking NW

Mineralization included in the current estimate is characterized predominantly as disseminated Carlin style, except for the 2201 zone, which is polymetallic. Some polymetallic mineralization has been observed in the Gap Hybrid zone. Mineralization is controlled both lithologically and structurally. Disseminated mineralization tends to occur in lenticular geometries following both favorable bedding and T1-type sills, which are generally low angle. The sills are depicted in Figure 14-2 and Figure 14-3. Polymetallic vein mineralization is also lithologically and structurally controlled, generally with higher grades occupying narrow high angle structures with adjacent moderate grades lying along favorable low angle bedding. Figure 14-4 shows bedding parallel mineralization with high-angle mineralized structures in the 2201 zone.

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Figure 14-4 Section View of the 2201 Zone looking NW

14.2.	Modeling of Lithology and Mineralization

Premier geologists prepared preliminary geologic and grade shell models for the Cove area based on drill hole logging, assay data and geologic mapping. The Premier models served as the basis for resource modelling performed by Laura Symmes, Senior Geologist Practical Mining LLC.

Lithologic contacts were modeled by connecting corresponding logged drill hole intercepts in adjacent holes to form a surface representing each geologic formation. Surfaces were also created for significant lithologies associated with mineralization, including mafic sills. Faults were modeled using drill hole intercepts and by interpreting offset of lithologic surfaces. While structural interpretation is ongoing, the authors find the current lithology and structure models to be reasonable and applied no significant edits to Premier’s work. Table 14-1 lists the database codes for the modeled lithologic surfaces.

Table 14-1 Geology Codes

Formation Name	Abbreviation
Tuff of Cove Mine	Tc
Augusta- Smelser Pass member	Tras
Augusta- Panther Canyon member	Trap
Augusta- Home Station member	Trah
Favret	Trfv
Dixie Valley	Trdv
T1 Mafic Sill	T1
T2 Mafic Sill	T2

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Gold mineralization was modelled on 100-foot vertical sections facing azimuth 315. Polygons were digitized around drill hole intercepts with significant gold assay values. Intercepts in adjacent holes were connected within a polygon so that the polygons lie generally parallel with bedding and sills. Using the lithology model as a guide, polygons on adjacent sections at similar stratigraphic depths were connected to create mineral lenses. The mineral lenses were then trimmed against ore controlling faults. To model the higher grades in the 2201 zone, very high-grade intercepts were connected with high angle polygons oriented sub-parallel to the CR fault. The remaining moderate grade intercepts were digitized parallel to bedding.

Premier’s grade model conformed to a strict 3 g/t cutoff. PM modified this to allow lower grades locally in order to maintain continuity so long as the composite grade of the interval remained above 3 g/t. Each mineral lens was assigned a unique numerical code as listed in Table 14-2.

Table 14-2 Identification Codes for 3 g/t Grade Lenses

Zone	Mineral Lens Codes
CSD_GAP	2203, 2204, 2205, 2206, 2207, 2208, 2209
GAP Hybrid	5001, 5002, 5003, 5004, 5005, 5006, 5007, 5008, 5009, 5010, 5011
CSD	1101, 1104, 1105, 1106, 1107, 1108, 1109, 1112, 1113, 1114, 1115, 1116, 1117, 1118, 1119, 1120
Upper Helen	3101, 3102, 3103, 3104, 3105, 3106, 3107
Upper Helen Wedge	3301, 3302, 3303, 3304, 3305, 3306
Lower Helen	3202, 3203, 3204, 3205, 3206, 3207, 3208, 3209, 3210, 3211
Lower Helen Wedge	3400, 3401, 3402, 3403, 3404, 3405, 3406, 3407, 3408, 3409
2201 high grade	1301, 1302, 1303
2201	1400, 1401, 1403, 1404, 1405, 1406

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Practical Mining also digitized a low grade mineral envelope at an approximate 0.2 g/t cutoff which surrounds all the zones except 2201. The later does not have sufficient data to construct a low-grade envelope. The low-grade envelope was divided by zone and assigned codes. In Figure 14-5, the low-grade halo is translucent with the 3 g/t lenses visible inside.

Figure 14-5 Low Grade Envelope

Several areas of low grade mineralization outside the low grade mineral envelope were identified and modelled and assigned codes including suffix X. Low grade codes are listed in Table 14-3.

Table 14-3 Identification Codes for 0.2 g.t Grade Lenses

Zone	Mineral Lens Codes
Low_CSD_GAP and Gap Hybrid	22000
Low_CSD	11000
Low_Upper Helen	31000
Low_Upper Helen Wedge	33000
Low_Lower Helen	32000
Low_Lower Helen Wedge	34000
Low_NE of CR Fault	10000
Low_Other	1100X, 2200X, 3300X, 3400X

Figure 14-6 shows the modeled grade lenses and low-grade halo on a section in the GAP zone.

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Figure 14-6 Section Looking AZ 315 Showing Mineralized Lenses in the GAP Zone

14.3.	Drill Data and Compositing
14.3.1.	Drill Data Set

The drill data set used for the resource estimation contains 1,397 drill holes totaling 1,127,481 feet of drilling, of which 579,443 feet is RC and 548,038 feet is core. Premier has identified a subset of RC holes drilled prior to 2012 which may be affected by grade contamination, and those holes were excluded from the data set used for the estimation. The remaining RC holes correlate well with the surrounding core holes. One hole, NW-9A was excluded due to lack of survey data.

Premier provided the drill data to Practical Mining as csv files. Gold and silver assays were converted from g/t to opt by dividing by 34.2857 in Excel, and blank values were assigned the value -99. The CSV files were then imported into a Vulcan ISIS database. A flag field was added to the ISIS database to contain numerical code of modeled lenses. Samples within the grade model polygons were flagged with the corresponding mineral lens code using the Vulcan flagging utility. The 3 g/t polygons take precedence over the low-grade polygons for lens code flagging. Of the 1,397 holes analyzed, 1,204 intersect at least one modeled grade polygon. Of these, 370 were flagged by the 3 g/t polygons and 1,195 were flagged by the low-grade polygons. An overview of drill hole and sample statistics is shown in Table 14-4.

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Table 14-4 Drill Hole Summary

Data Population		Core	RC	Total
All Holes	No. Holes	387	1,010	1,397
	Length Drilled (ft)	547,787.0	579,694.0	1,127,481.0
	No. Samples	74,913	101,637	176,550
	Length Sampled (ft)	430,357.5	572,744.0	1,003,101.5
Holes with Flags for 3g Lenses	No. Holes	195	175	370
	Length Drilled (ft)	329,645.2	49,160.0	378,805.2
	No. Flagged Samples	1,957	1,189	3,146
	Length Flagged Samples (ft)	8,941.2	5,950.0	14,891.2
Holes with Flags for Low Grade Lenses	No. Holes	370	825	1,195
	Length Drilled (ft)	513,909.9	463,031.0	976,940.9
	No. Flagged Samples	32,094	36,946	69,040
	Length Flagged Samples (ft)	161,085.2	187,141.5	348,226.7
14.3.2.	Compositing

Gold and silver assay values were composited into 5-foot lengths beginning at the drill hole collar. Compositing intervals were truncated and a new compositing interval was begun where the drill hole intersects a modeled grade polygon. Only samples with like flags may be composited together. If the intercept length within the grade polygon is less than 5 feet, the composite consists of only that length contained within the polygon. The numerical lens flag was recorded with each composite in the composite database for use in the mineral resource estimation.

The total flagged composite length is 361,800 feet from 1,204 drill holes. Composite statistics by zone are shown in Table 14-5.

Table 14-5 Composite Summary

Zone	Mineral Lens Codes	Number of Holes	Number of Composites	Length of Composites (ft)
CSD_GAP	220X	27	327	1,429.4
GAP Hybrid	500X	27	133	500.0
CSD	110X	269	1,975	8,820.3

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Zone	Mineral Lens Codes	Number of Holes	Number of Composites	Length of Composites (ft)
Upper Helen	310X	31	191	824.2
Upper Helen Wedge	330X	26	141	615.9
Lower Helen	320X	22	168	736.0
Lower Helen Wedge	340X	30	394	1,784.0
2201 high angle	130X	7	28	100.2
2201 low angle	140X	6	25	90.0
Low_CSD_GAP and Gap Hybrid	22000	157	10,050	48,039.6
Low_CSD	11000	596	33,785	166,141.7
Low_Upper Helen	31000	50	1,917	9,251.4
Low_Upper Helen Wedge	33000	43	2,278	11,052.7
Low_Lower Helen	32000	26	728	3,350.5
Low_Lower Helen Wedge	34000	25	802	3,732.5
Low_NE of CR fault	10000	295	8,518	41,468.7
Low_Other	1100X, 2200X, 3300X, 3400X	619	13,057	63,863.5
14.4.	Density

Premier augmented their density data set in 2017 by submitting 29 samples from modeled 3 g/t zones to ALS for analysis. The new data include 23 samples from the Helen and Gap zones, five samples from the 2201 zone and one sample from the CSD zone. The density data set was filtered by analysis method, and only samples analyzed using the water displacement method with wax coating were used. The data were then sorted by zone and grade, and results were averaged by zone. Results indicate that densities are similar for samples from 3 g/t grade shells and samples from low grade shells. The densities calculated for each zone are listed in Table 14-6.

Table 14-6 Density

Zone	Density (ton/ft3)	Number Samples
Helen	0.0691	29
GAP and GAP Hybrid	0.0708	17
CSD	0.0772	25
2201 Veins	0.0826	7
2201 Replacement	0.0984	13
East of CR Fault	0.0677	Default value

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14.5.	Statistics and Variography

Univariate statistics for gold and silver composites within the 3 g/t grade shells and low-grade shells are presented in Table 14-7 and Table 14-8 below. The composite data are not closely spaced enough to permit construction of valid variograms.

Table 14-7 Gold Composite Statistics

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Table 14-8 Silver Composite Statistics

14.6.	Grade Capping

Cap grades were applied to composites with values above a statistically determined threshold. Cap grade values were determined individually for each zone, set according to the upper 95% Cl listed in Table 14-8. For the estimation, composite values exceeding the cap grade were set to the cap grade. Of the composites within the 3 g/t grade shells 6.3% were capped. Grade capping details are listed in Table 14-9.

Table 14-9 Composite Grade Capping

Zone	Grade Cap		Composites Above Cap		Number of Comps.	Capped %		Average Grade Before Capping
	Au opt	Ag opt	Au	Ag		Au	Ag	Au opt	Ag opt
Lower Helen	1.07	0.29	14	15	168	8.3	8.9	1.61	0.49
Lower Helen Wedge	0.96	0.26	18	23	394	4.6	5.8	1.41	0.46
Upper Helen	0.65	0.49	11	10	191	5.8	5.2	0.98	1.48
Upper Helen Wedge	0.36	0.38	5	7	141	3.5	5.0	0.52	1.20
GAP Hybrid	0.48	14.93	6	7	133	4.5	5.3	1.05	23.23
GAP	0.84	0.82	16	16	327	4.9	4.9	1.20	1.86
CSD	0.43	8.84	138	199	1,975	7.0	10.1	1.61	7.30
2201 Vein	1.56	2.70	2	2	28	7.1	7.1	3.46	2.86
2201 Replacement	0.87	3.61	2	2	25	8.0	8.0	1.05	3.82
Low_GAP	0.09	1.86	305	1,251	10,050	3.0	12.4	0.25	5.98
Low_Upper Helen	0.09	0.16	24	94	1,917	1.3	4.9	0.16	1.48
Low_Lower Helen	0.09	0.06	8	26	728	1.1	3.6	0.15	0.13
Low_Upper Helen Wedge	0.09	0.10	27	96	2,278	1.2	4.2	0.13	0.67
Low_Lower Helen Wedge	0.09	0.05	29	25	802	3.6	3.1	0.22	0.17
Low_CSD	0.09	2.56	1,333	3,745	33,785	3.9	11.1	0.37	7.30

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14.7.	Block Model

The block model origin was set at coordinate 1584315.0, 14647350.0, 3300.0 with bearing 45° to match the northwest trend of the deposit. The plunge and dip were both set to zero. The model extends 7,100 feet to the northwest, 2,400 feet to the northeast, and is 2,400 feet thick. The parent block size is 100 ft x 100 ft x 100 ft with a sub block size of 5 ft x 5 ft x 2.5 ft. The 2201 zone was assigned a sub block size of 1 ft x 1 ft x 1ft.

Variables were assigned to the model to contain gold and silver estimation values and other assigned values. The block model variables are listed in Table 14-10.

Table 14-10 Block Model Variables

Variables	Default	Type	Description
density	0	float	density
au_opt	-99	float	Gold - Grade Estimate (Ounces per Ton)
au_flag	0	byte	Gold - Estimation Flag
au_ndh	0	byte	Gold - Number Drill Holes
au_dist	0	float	Gold - Average Distance to Samples
au_ns	0	byte	Gold - Number of Samples
au_opt_nn	-99	float	Gold - Nearest Neighbor (Ounces per Ton)
au_nn_dist	0	float	Distance to nearest sample
ag_opt	-99	float	Silver - Grade Estimate (Ounces per Ton)
ag_flag	0	byte	Silver - Estimation Flag
ag_ndh	0	byte	Silver - Number Drill Holes
ag_dist	0	float	Silver - Average Distance to Samples
ag_ns	0	byte	Silver - Number of Samples

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Variables	Default	Type	Description
ag_opt_nn	-99	float	Silver - Nearest Neighbor (Ounces per Ton)
ag_nn_dist	0	float	Distance to nearest sample
aueq	-99	double	Gold Equivalence (Ounces per Ton)
agau	-99	double	Silver:Gold Ratio
mined	In situ	name	Block Status (in situ, sterile, mined)
classname	none	name	Classification (meas, ind, inf)
mii	0	byte	1 eq meas, 2 eq ind, 3 eq inf
aueng	0	float	Au Engineering
ageng	0	float	Ag Engineering
aueqeng	0	float	AuEq Engineering
zone	none	name	Zone
volume	-	predefined
xlength	-	predefined
ylength	-	predefined
zlength	-	predefined
xcentre	-	predefined
ycentre	-	predefined
zcentre	-	predefined
xworld	-	predefined
yworld	-	predefined
zworld	-	predefined
14.8.	Grade Estimation and Resource Classification

The gold and silver variables in the block model were estimated using inverse distance cubed (ID3) and nearest neighbor methods. The estimations were completed with one pass.

Anisotropic search parameters were set to the average orientation of each zone. Average orientation was determined by loading the modeled 3 g/t lenses by zone in Vulcan and visually estimating average dip and dip direction. Distances were selected based on the drill spacing of samples intercepting the lenses and on the general orientation and shape of the interpreted solids. Blocks inside of the modelled 3 g/t lenses were estimated using only composites flagged with the corresponding lens code. Blocks outside of the 3 g/t lenses were estimated using composites with the corresponding low-grade flag. Blocks lying outside the low-grade halo were not estimated. The estimation search parameters are listed in Table 14-11.

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Table 14-11 Estimation Parameters

A script was run on the estimated block model to populate the classification variable. The classification categories are indicated, inferred and none. Classification was determined based on three block model variables: au_dist, au_ndh and au_nn_dist. These three variables represent, respectively, the average distance to the composites used to estimate the grade of the block, the number of drill holes contributing to the grade of the block, and the distance to the nearest composite. The default value was defined as ‘none’, which was over-written by indicated or inferred where the required conditions were satisfied. The conditions of the classification script are listed in Table 14-12.

Table 14-12 Classification Conditions

Class	Script Condition	au_dist (ft)	au_ndh	au_nn_dist (ft)
Indicated	if	<100	at least 2	50 or less
Inferred	elseif	<=300	at least 2
None	default

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Significant parameters used in the gold and silver estimations included:

1.	Only composites with a value of greater than or equal to zero were used;
2.	A minimum of one and maximum of three composites were used;
3.	Only one composite per drill hole was allowed;
4.	Composites were selected using anisotropic distances oriented to the local dip and dip direction of the zone;
5.	Only composites within a lens were used to estimate blocks within the lens;
6.	Grades were capped using a top cut method; and
7.	Gold and silver for blocks outside modelled 3 g/t and low-grade shells were not estimated.
14.9.	Mined Depletion and Sterilization

The CSD zone lies adjacent to the historic Cove pit and was historically exploited using underground cut-and-fill and stoping methods. Part of the modelled CSD zone has been mined, and areas of in situ material near historically mined areas are rendered inaccessible. The block model includes a ‘mined’ variable which stores information identifying each block as in situ, mined or sterile. The default value is in situ. Blocks lying above the ultimate pit topography or inside the underground mine as built are defined as mined. Sterile blocks were defined using two shapes modelled in Vulcan. The first is a surface digitized 50-feet below deepest mined topography, and the second is a solid shape digitized around the underground mine as-built representing a 30-foot buffer zone. Blocks lying between the 50-foot surface and the ultimate pit topographic surface are sterile, and blocks within 30 feet of the historic underground mine are sterile. Figure 14-7 shows the sterilization surfaces in a section view of the CSD zone.

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Figure 14-7 Sterilization Surfaces

14.10.	Model Validation

The mean gold grades for each lens were compared against a nearest neighbor (representing declustered composites) in Table 14-13. Individual lens comparisons vary depending on sample support and grade variability. Overall the ID3 estimate is slightly lower than the nearest neighbor. Table 14-14 represents the same data for silver which shows the same general relationships.

Table 14-13 Estimate Comparison for Gold versus a Nearest Neighbor at 0 Cutoff

	ID3 Estimate						Nearest Neighbor						Mean
Vein	Mean	Std. Dev.	Max	Q3	Q1	Min	Mean	Std. Dev.	Max	Q3	Q1	Min	Diff
1101	0.186	0.056	0.284	0.245	0.136	0.089	0.193	0.077	0.27	0.27	0.102	0.051	-3.6%
1104	0.143	0.076	0.416	0.188	0.089	0.01	0.148	0.102	0.416	0.216	0.081	0.007	-3.4%
1105	0.172	0.079	0.43	0.218	0.12	0.002	0.172	0.105	0.43	0.245	0.105	0.002	0.0%
1106	0.147	0.085	0.43	0.188	0.092	0.003	0.15	0.111	0.43	0.194	0.09	0.002	-2.0%
1107	0.184	0.09	0.43	0.235	0.119	0.01	0.186	0.117	0.43	0.274	0.096	0.01	-1.1%
1108	0.147	0.05	0.43	0.151	0.116	0.028	0.15	0.061	0.43	0.16	0.114	0.022	-2.0%
1109	0.177	0.057	0.428	0.222	0.129	0.027	0.181	0.071	0.43	0.237	0.126	0.026	-2.2%
1112	0.109	0.031	0.429	0.11	0.09	0.089	0.108	0.041	0.43	0.1	0.089	0.089	0.9%
1113	0.136	0.092	0.39	0.186	0.06	0.011	0.149	0.136	0.391	0.34	0.031	0	-8.7%
1115	0.115	0.101	0.43	0.166	0.037	0	0.116	0.126	0.43	0.164	0.018	0	-0.9%
1116	0.134	0.068	0.43	0.164	0.092	0.006	0.129	0.088	0.43	0.161	0.073	0.006	3.9%
1117	0.174	0.095	0.43	0.266	0.1	0.009	0.148	0.116	0.43	0.17	0.074	0.009	17.6%

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	ID3 Estimate						Nearest Neighbor						Mean
Vein	Mean	Std. Dev.	Max	Q3	Q1	Min	Mean	Std. Dev.	Max	Q3	Q1	Min	Diff
1118	0.22	0.099	0.424	0.281	0.14	0.035	0.225	0.138	0.424	0.35	0.113	0.034	-2.2%
1120	0.106	0.094	0.43	0.14	0.034	0.002	0.108	0.106	0.43	0.118	0.037	0	-1.9%
2203	0.146	0.076	0.347	0.151	0.099	0.097	0.145	0.09	0.347	0.138	0.097	0.097	0.7%
2204	0.263	0.166	0.773	0.305	0.172	0.068	0.259	0.204	0.773	0.211	0.146	0.068	1.5%
2204	0.304	0.157	0.84	0.361	0.2	0.022	0.29	0.205	0.84	0.376	0.139	0.012	4.8%
2205	0.244	0.12	0.609	0.338	0.147	0.101	0.24	0.139	0.609	0.376	0.13	0.101	1.7%
2206	0.263	0.192	0.84	0.267	0.156	0.039	0.272	0.221	0.84	0.273	0.145	0.039	-3.3%
2207	0.342	0.215	0.84	0.479	0.16	0.031	0.339	0.266	0.84	0.538	0.127	0.031	0.9%
2208	0.282	0.173	0.84	0.375	0.147	0.006	0.286	0.216	0.84	0.423	0.115	0.006	-1.4%
2209	0.199	0.073	0.363	0.244	0.142	0.119	0.199	0.089	0.363	0.25	0.137	0.119	0.0%
3101	0.257	0.089	0.648	0.278	0.227	0.094	0.253	0.113	0.65	0.281	0.197	0.094	1.6%
3102	0.177	0.073	0.318	0.261	0.125	0.09	0.181	0.081	0.318	0.258	0.125	0.09	-2.2%
3103	0.192	0.135	0.65	0.216	0.109	0.002	0.192	0.169	0.65	0.201	0.097	0.002	0.0%
3104	0.167	0.077	0.449	0.178	0.13	0.003	0.168	0.098	0.449	0.195	0.104	0.003	-0.6%
3105	0.407	0.172	0.65	0.561	0.284	0.106	0.406	0.236	0.65	0.65	0.222	0.106	0.2%
3106	0.159	0.061	0.374	0.192	0.115	0.046	0.158	0.072	0.374	0.188	0.112	0.045	0.6%
3107	0.128	0.069	0.319	0.136	0.09	0.023	0.132	0.103	0.319	0.124	0.088	0.023	-3.0%
3202	0.254	0.124	0.482	0.365	0.133	0.083	0.266	0.158	0.484	0.399	0.082	0.082	-4.5%
3202	0.256	0.133	0.734	0.329	0.159	0.082	0.243	0.155	0.735	0.248	0.114	0.082	5.3%
3203	0.405	0.151	1.069	0.464	0.329	0.11	0.416	0.223	1.07	0.458	0.299	0.11	-2.6%
3204	0.256	0.033	0.336	0.273	0.229	0.197	0.249	0.05	0.336	0.272	0.222	0.197	2.8%
3205	0.6	0.344	1.07	0.954	0.257	0.118	0.625	0.445	1.07	1.07	0.138	0.118	-4.0%
3206	0.418	0.28	1.07	0.608	0.168	0.004	0.413	0.358	1.07	0.649	0.116	0.004	1.2%

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	ID3 Estimate						Nearest Neighbor						Mean
Vein	Mean	Std. Dev.	Max	Q3	Q1	Min	Mean	Std. Dev.	Max	Q3	Q1	Min	Diff
3407	0.267	0.17	0.96	0.378	0.136	0.056	0.273	0.226	0.96	0.42	0.104	0.056	-2.2%
3408	0.146	0.048	0.224	0.177	0.113	0.008	0.141	0.052	0.224	0.167	0.099	0.008	3.5%
3409	0.112	0.021	0.158	0.125	0.107	0.057	0.112	0.028	0.166	0.129	0.114	0.057	0.0%
5001	0.3	0.068	0.407	0.322	0.239	0.202	0.302	0.078	0.407	0.322	0.202	0.202	-0.7%
5002	0.165	0.092	0.48	0.193	0.109	0.055	0.167	0.115	0.48	0.209	0.108	0.055	-1.2%
5003	0.179	0.04	0.413	0.191	0.153	0.114	0.177	0.055	0.415	0.179	0.153	0.104	1.1%
5004	0.14	0.067	0.4	0.179	0.097	0.041	0.145	0.089	0.4	0.181	0.097	0.041	-3.4%
5005	0.202	0.144	0.48	0.202	0.107	0.093	0.195	0.154	0.48	0.217	0.098	0.092	3.6%
5006	0.186	0.096	0.48	0.201	0.119	0.091	0.18	0.128	0.48	0.159	0.094	0.091	3.3%
5007	0.165	0.095	0.465	0.207	0.104	0.022	0.166	0.118	0.466	0.206	0.099	0.02	-0.6%
5008	0.18	0.085	0.479	0.21	0.113	0.078	0.184	0.112	0.48	0.201	0.111	0.077	-2.2%
5009	0.108	0.01	0.133	0.114	0.101	0.095	0.107	0.013	0.133	0.103	0.1	0.095	0.9%
5010	0.17	0.079	0.447	0.196	0.123	0.068	0.167	0.107	0.448	0.153	0.11	0.068	1.8%
5011	0.299	0.035	0.348	0.321	0.286	0.148	0.293	0.073	0.382	0.382	0.245	0.075	2.0%

Table 14-14 Estimate Comparison for Silver versus a Nearest Neighbor at 0 Cutoff

	ID3 Estimate						Nearest Neighbor						Mean
Vein	Mean	Std. Dev.	Max	Q3	Q1	Min	Mean	Std. Dev.	Max	Q3	Q1	Min	Diff
1101	1.759	1.219	5.8	2.449	0.854	0.07	1.422	1.628	8.165	2.416	0.07	0.07	23.7%
1104	3.145	2.067	8.84	4.673	1.413	0	2.988	2.595	8.84	4.832	0.832	0	5.3%
1105	1.21	1.643	8.84	1.676	0.05	0	1.213	2.028	8.84	1.521	0.04	0	-0.2%
1106	2.329	2.498	8.84	4.026	0.216	0	2.42	2.891	8.84	3.653	0.245	0	-3.8%
1107	0.33	0.289	1.437	0.537	0.056	0.004	0.335	0.34	1.437	0.5	0.047	0.004	-1.5%
1108	2.817	1.191	6.683	3.566	1.991	0.261	2.968	1.558	6.683	3.652	1.657	0.214	-5.1%
1109	2.871	1.698	8.653	4.016	1.282	0.065	2.831	1.922	8.653	3.907	1.15	0.06	1.4%
1112	1.627	2.105	8.659	1.799	0.445	0.12	1.74	3.026	8.662	0.455	0.455	0.12	-6.5%
1113	2.098	1.383	5.621	2.726	0.968	0.203	1.807	1.874	5.63	1.801	0.65	0.2	16.1%
1115	1.882	2.733	8.84	1.782	0.252	0	1.852	2.921	8.84	1.651	0.166	0	1.6%
1116	0.905	1.61	8.834	0.742	0.094	0	0.887	1.806	8.84	0.39	0.071	0	2.0%
1117	0.949	0.975	8.84	0.824	0.484	0.152	0.807	1.075	8.84	0.961	0.311	0.151	17.6%
1118	1.731	1.98	8.453	1.635	0.638	0.098	1.744	2.754	8.453	1.1	0.3	0	-0.7%
1120	1.732	1.696	8.681	2.328	0.625	0.01	1.705	2.401	8.84	2.395	0.14	0.01	1.6%
2203	0.051	0.022	0.087	0.07	0.041	0.007	0.053	0.025	0.087	0.087	0.044	0.007	-3.8%
2204	0.264	0.194	0.805	0.336	0.114	0.012	0.262	0.215	0.805	0.332	0.107	0.012	0.8%
2204	0.108	0.082	0.369	0.12	0.056	0.009	0.104	0.108	0.369	0.106	0.04	0.007	3.8%
2205	0.236	0.217	0.82	0.347	0.067	0.016	0.245	0.254	0.82	0.305	0.04	0.016	-3.7%
2206	0.126	0.089	0.506	0.152	0.069	0.005	0.128	0.101	0.506	0.168	0.059	0.005	-1.6%
2207	0.236	0.186	0.82	0.294	0.107	0.016	0.237	0.222	0.82	0.317	0.076	0.016	-0.4%

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	ID3 Estimate						Nearest Neighbor						Mean
Vein	Mean	Std. Dev.	Max	Q3	Q1	Min	Mean	Std. Dev.	Max	Q3	Q1	Min	Diff
2208	0.214	0.171	0.82	0.263	0.094	0.007	0.217	0.211	0.82	0.298	0.062	0.007	-1.4%
2209	0.49	0.2	0.82	0.688	0.365	0.075	0.503	0.269	0.82	0.82	0.356	0.075	-2.6%
3101	0.062	0.031	0.197	0.094	0.044	0.02	0.061	0.038	0.207	0.097	0.04	0.02	1.6%
3102	0.08	0.035	0.176	0.113	0.046	0.02	0.078	0.044	0.176	0.115	0.04	0.02	2.6%
3103	0.111	0.107	0.49	0.159	0.029	0.007	0.112	0.139	0.49	0.159	0.02	0.007	-0.9%
3104	0.08	0.089	0.49	0.086	0.03	0.007	0.081	0.108	0.49	0.096	0.026	0.007	-1.2%
3105	0.22	0.115	0.417	0.316	0.111	0.047	0.222	0.158	0.417	0.361	0.055	0.047	-0.9%
3106	0.157	0.111	0.49	0.211	0.072	0.007	0.15	0.14	0.49	0.222	0.035	0.007	4.7%
3107	0.216	0.195	0.49	0.439	0.016	0.007	0.205	0.234	0.49	0.49	0.009	0.007	5.4%
3202	0.017	0.02	0.143	0.021	0.007	0.001	0.006	0.034	0.265	0.001	0	0	183.3%
3202	0.028	0.023	0.106	0.039	0.012	0	0.028	0.028	0.106	0.058	0.008	0	0.0%
3203	0.094	0.07	0.29	0.138	0.033	0.012	0.091	0.093	0.29	0.1	0.012	0.012	3.3%
3204	0.088	0.027	0.142	0.112	0.063	0.047	0.084	0.043	0.16	0.125	0.047	0.047	4.8%
3205	0.126	0.071	0.29	0.153	0.071	0.044	0.128	0.091	0.29	0.123	0.05	0.044	-1.6%
3206	0.144	0.068	0.29	0.192	0.09	0.007	0.143	0.088	0.29	0.23	0.071	0.007	0.7%
3207	0.121	0.068	0.251	0.166	0.076	0.015	0.129	0.081	0.251	0.251	0.093	0.015	-6.2%
3208	0.085	0.05	0.213	0.094	0.055	0.035	0.086	0.061	0.213	0.09	0.058	0.035	-1.2%
3210	0.02	0.016	0.041	0.038	0.002	0	0.02	0.021	0.041	0.041	0	0	0.0%
3211	0.046	0.013	0.086	0.052	0.038	0.025	0.046	0.015	0.086	0.05	0.041	0.025	0.0%
3301	0.046	0.021	0.122	0.063	0.026	0	0.046	0.028	0.122	0.063	0.017	0	0.0%
3302	0.025	0.015	0.048	0.041	0.01	0	0.025	0.018	0.049	0.043	0.007	0	0.0%
3303	0.096	0.109	0.38	0.104	0.025	0.006	0.094	0.12	0.38	0.093	0.014	0.006	2.1%
3304	0.072	0.078	0.38	0.128	0.007	0	0.076	0.099	0.38	0.152	0.001	0	-5.3%
3305	0.053	0.05	0.38	0.069	0.018	0	0.054	0.065	0.38	0.077	0.009	0	-1.9%
3306	0.108	0.141	0.38	0.251	0.005	0.001	0.111	0.152	0.38	0.306	0.001	0.001	-2.7%
3400	0.023	0.024	0.129	0.037	0.003	0	0.025	0.03	0.129	0.044	0.002	0	-8.0%
3401	0.052	0.049	0.245	0.07	0.012	0.001	0.05	0.056	0.245	0.064	0.007	0.001	4.0%
3402	0.07	0.069	0.26	0.134	0.009	0	0.075	0.081	0.26	0.152	0.007	0	-6.7%
3403	0.056	0.036	0.26	0.061	0.034	0.001	0.054	0.044	0.26	0.061	0.023	0.001	3.7%
3404	0.109	0.063	0.26	0.135	0.071	0.001	0.109	0.08	0.26	0.136	0.052	0.001	0.0%
3405	0.046	0.005	0.057	0.047	0.04	0.04	0.046	0.005	0.057	0.05	0.04	0.04	0.0%
3406	0.074	0.051	0.26	0.087	0.045	0.003	0.074	0.058	0.26	0.082	0.053	0.003	0.0%
3407	0.084	0.063	0.26	0.125	0.035	0.009	0.087	0.083	0.26	0.143	0.02	0.009	-3.4%
3408	0.044	0.024	0.102	0.053	0.021	0.007	0.042	0.028	0.102	0.044	0.017	0.007	4.8%
3409	0.039	0.037	0.22	0.037	0.021	0.009	0.04	0.053	0.26	0.035	0.015	0.009	-2.5%
5001	0.335	0.204	0.639	0.543	0.133	0.077	0.339	0.267	0.639	0.639	0.121	0.077	-1.2%
5002	0.671	0.776	3.091	0.732	0.167	0.064	0.67	0.96	3.091	0.612	0.153	0.059	0.1%
5003	1.721	2.195	7.508	2.337	0.091	0.055	1.812	2.654	7.508	1.491	0.088	0.038	-5.0%
5004	1.671	3.361	14.597	1.464	0.153	0.044	1.73	4.021	14.93	0.449	0.125	0.043	-3.4%
5005	1.595	3.085	14.929	0.842	0.076	0.016	1.256	3.774	14.93	0.292	0.029	0.016	27.0%

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	ID3 Estimate						Nearest Neighbor						Mean
Vein	Mean	Std. Dev.	Max	Q3	Q1	Min	Mean	Std. Dev.	Max	Q3	Q1	Min	Diff
5006	0.425	0.738	4.802	0.427	0.07	0.038	0.377	0.916	4.87	0.56	0.062	0.038	12.7%
5007	1.023	0.586	3.419	1.465	0.544	0.081	0.976	0.962	3.439	1.123	0.181	0.08	4.8%
5008	1.594	3.097	14.93	0.838	0.109	0.053	1.462	3.343	14.93	0.72	0.108	0.053	9.0%
5009	0.088	0.065	0.237	0.144	0.024	0.008	0.093	0.081	0.237	0.174	0.013	0.007	-5.4%
5010	0.318	0.322	1.576	0.329	0.137	0.031	0.317	0.462	1.578	0.226	0.12	0.031	0.3%
5011	1.979	0.473	2.945	2.369	1.596	1.003	2.092	1.646	3.501	3.501	0.174	0.164	-5.4%

On a local scale, model validation can be confirmed by the visual comparison of block grades to composite grades. Figure 14-8 through Figure 14-11 show typical cross sections where the block and drill color schemes are identical.

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Figure 14-8 Comparison of Composite and Estimated Block Gold Grades, Helen Zone

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Figure 14-9 Comparison of Composite and Estimated Block Gold Grades, Gap Zone

Figure 14-10 Comparison of Composite and Estimated Block Gold Grades, CSD Zone

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Figure 14-11 Comparison of Composite and Estimated Block Gold Grades, 2201 Zone

DRILL : AU_OPT
BLOCK : AU_OPT
-99.000 <= < 0.000
0.000 <= < 0.005
0.005 <= < 0.014
0.014 <= < 0.029
0.029 <= < 0.072
0.072 <= < 0.087
0.087 <= < 0.175
0.175 <= < 62.125
2800 L
2700 L
2600 L
2500 L
1403
1404
1406
1405
1301
1302
1303
1584000 E

Further spatial model validation is provided by swath plots of individual lenses. Swath plots for a typical lens from each zone are presented in Figure x through Figure x. These plots compare the average grade from the estimation to the NN from within regularly spaced swaths or slices through the lens in three dimensions (along strike, along width and vertically). Examination of the swath plots shows good agreement among the gold and silver estimation values.

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Figure 14-12 Gold Swath Plots of Helen Zone 3103

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Figure 14-13 Silver Swath Plots of Helen Zone 3103

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Figure 14-14 Gold Swath Plots of Gap Zone 2208

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Figure 14-15 Silver Swath Plots of Gap Zone 2208

Figure 14-16 Gold Swath Plots of CSD Zone 1106

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Figure 14-17 Silver Swath Plots of CSD Zone 1106

Figure 14-18 Gold Swath Plots of 2201 Zone 1302

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Figure 14-19 Silver Swath Plots of 2201 Zone 1302

14.10.1.	Model Smoothing Checks - Grade Tonnage Curves

A final model validation check can be made by examining the grade tonnage distribution for the estimation, which is illustrated in Figure 14-20 through Figure 14-23. The grade tonnage curve is used to describe the tons and grade that may be present above a cutoff for mining. Smoothing in the estimate, the spacing of the informing samples, and the continuity of grades within the vein all affect the shape of the estimated grade tonnage curve. Above a 0.1 opt gold cut-off grade the curve shows gradually increasing grade and decreasing tonnage as the cut-off grade is increased.

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Figure 14-20 Helen Zone Grade Tonnage Plots

Figure 14-21 Gap Zone Grade Tonnage Plots

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Figure 14-22 CSD Zone Grade Tonnage Plots

Figure 14-23 2201 Zone Grade Tonnage Plots

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14.11.	Mineral Resources

Table 14-15 Cove Mineral Resources

	Tons (000)	Tonnes (000)	Au (opt)	Au g/t	Ag (opt)	Ag (g/t)	Au ozs (000)	Ag ozs (000)
Indicated Mineral Resource
Helen	614	557	0.356	12.2	0.100	3.4	219	62
Gap	176	160	0.345	11.8	0.431	14.8	61	76
CSD	319	289	0.224	7.7	2.528	86.7	71	806
Total Indicated	1,110	1,007	0.316	10.9	0.850	29.1	351	943
Inferred Mineral Resource
Helen	1,585	1.438	0.324	11.1	0.116	4.0	514	184
Gap	1,815	1,646	0.309	10.6	0.448	15.4	561	813
CSD	552	501	0.198	6.8	2.205	75.6	109	1,218
2201	310	282	0.546	18.7	1.127	38.7	169	350
Total Inferred	4,262	3,867	0.317	10.9	0.602	20.6	1,353	2,565

Notes:
1.	Mineral Resources have been estimated at a gold price of $1,500 per troy ounce;
2.	Mineral Resources have been estimated using gold metallurgical recoveries of 79.5% and 85.2% for roasting and pressure oxidation respectively;
3.	Mineral Resources have been estimated using a gold equivalent cutoff grade of 0.141 opt;
4.	One ounce of gold is equivalent to 98 ounces of silver;
5.	The effective date of the Mineral Resource estimate is January 1, 2021;
6.	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant factors;
7.	An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration; and
8.	The reference point for mineral resources is in situ.

The ability to dewater Cove Mineral Resources is dependent upon the required dewatering rate to achieve drawdown of the water table ahead of mine development. Pumping rates above those estimated could impair part or all off the Mineral Resource. Dewatering water quality must also meet standards for infiltration. Poor water quality will require water treatment which may also impair part or all of the Mineral Resource. Permits could also be delayed or denied do to dewatering issues and objections from water users down-stream in the Humboldt River Basin.

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Mineral Resources are also dependent upon the timely availability of toll processing facilities. Toll processing costs above those used in determining the cutoff grade for Mineral Resource will impair some or all of the Mineral Resource.

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15.	Mineral Reserve Estimates

The Cove Project does not have any Mineral Reserves.

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16.	Mining Methods
16.1.	Mine Development
16.1.1.	Access Development

Underground access to the mining areas will begin with a portal on the North side of the existing pit and ramp down. Initial work will consist of 4,557 feet of decline from the portal down to approximately the 4600-foot elevation and 889 feet of drill laterals. The drill laterals are located directly above the Helen and Gap deposits. (Figure 16-1)

Figure 16-1 Exploration Development

The decline will serve as a starting point for subsequent development and a portion of the drill cross cuts will later serve as the part of the main ventilation intake. Primary access drifts are designed 15 feet wide and 17.5 feet high to permit 30-ton haulage trucks and provide a large cross section for ventilation. Drift gradients will vary from - 15% to + 15% to reach the desired elevation. Secondary drifts, spiral ramps and vertical raises will connect the haulage drifts to provide a pathway for ventilation to the surface and serve as a secondary escape way (Figure 16-2).

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Figure 16-2 Plan view showing portal, main haulages, and two raises to surface

16.1.2.	Ground Support

The ground conditions at the Project are typical of the northern Nevada extensional tectonic environment. Joint spacing varies from a few inches to a foot or more. It is expected that Swellex rock bolts along with welded wire mesh will be able to control all conditions encountered during decline development and stoping. Shotcrete will also be liberally applied as needed to prevent long-term deterioration of the rock mass. Under more extreme conditions, resin anchor bolts, or cable bolts can be used to supplement the primary support. Steel sets and spiling may also be used to support areas with the most severe ground conditions.

Project geologists have recorded core recovery and Rock Quality Designation (RQD) as part of their normal core logging process. Figure 16-3 summarizes RQD for each formation in the mining horizon. RQD values from 30% to the low 40% range are typical for mines in the area. RQD values are also dependent on drill orientation relative to the major joint sets and can vary widely.

The Modified Rock Mass Rating system proposed by Jakubec and Laubscher (2000) provides for additional characteristics to be considered in addition to RQD. These include filling material, joint waviness, alteration, weathering and the presence of water. A selection of core holes in the resource delineation program should be logged with the MRMR system to allow comprehensive classification of the rock mass.

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Figure 16-3 Formation RQD

TRas: Smelser Pass - Limestone
TRah: Home Station - Dolomite
TRapc: Panther Canyon - Quartz Conglomerate and Sandstone
TRfv: Favret - Limestone
TRapd: Panther Canyon - Dolomite
TRdv: Dixie Valley - Dolomitic Sandstone
Interval Length
Cumulative %
RQD
0 - 10
20 - 30
40 - 50
60 - 70
80 - 90

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Joint set orientation relative to the mine opening geometry is the most significant factor in opening stability in north-east Nevada. In conjunction with the resource delineation program, Acoustic Tele Viewer logging should be obtained to determine joint orientation for each domain to optimize mine opening orientation and estimate support requirements.

16.1.1.	Ventilation and Secondary Egress

Mechanized underground mining relies heavily on diesel equipment to extract the mineralized material and waste rock and to transport backfill to the stopes. Diesel combustion emissions will require substantial amounts of fresh ventilation air to remove the diesel exhaust and maintain a healthy working environment. A combination of the main access drifts and vertical raises to the surface are arranged in a manner to provide a complete ventilation circuit capable of supplying the mine with 500,000 cubic feet per minute (CFM) of fresh air. Air movement is facilitated by primary ventilation fans placed at the surface and underground in strategic locations. Small auxiliary fans and ducting will draw primary ventilation air directly into the working faces.

Figure 16-4 Ventilation Schematic

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Secondary egress will be provided by installing a personnel hoist with a capsule capable of holding up to four people. The hoist will be located at the surface of the exhasut ventilation raise.

16.1.2.	Dewatering

The dewatering wells will provide the majority of mine dewatering. Small localized inflows will be captured at sumps located strategically throughout the mine and pumped to the surface where it will be commingled with the water from the dewatering wells.

16.2.	Mining Methods

Due to the mostly flat geometry of the ore lenses, all planned production mining will be completed using drift and fill mining. The final choice of mining method will depend upon the geometry of the stope block, proximity to main access ramps, ventilation and escape routes, the relative strength or weakness of the mineralized material and adjacent wall rock, and finally the value or grade of the mineralized material. The choice of mining method will not be finalized until after the stope delineation and definition drilling is completed. The drift and fill method is discussed briefly in the following paragraphs.

16.2.1.	Drift and Fill

Drift and Fill is a very selective mining method. A drift and fill stope is initiated by driving a waste crosscut from the access ramp to the ore. The initial ore drift is driven at planned 13-feet wide by 13-feet high dimensions, with gradient varying between +/-20% to follow the geometry of the mineralization. The minimum cut and fill drift height is eight feet to minimize dilution on the thinner mineralized lenses. Once the initial drift is driven, floor may be pulled and/or back may be breasted down to capture the full thickness of the lens. Where mining is planned adjacent to the drift, it will be backfilled with CRF prior to mining the subsequent drifts. (Figure 16-5)

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Figure 16-5 Depiction of Drift and Fill method

16.3.	Underground Labor

Approximately 5,270 feet of development will be undertaken in 2022 and 2023 to provide access for underground delineation and exploration drilling. Underground workforce requirements for this early development phase of the Project are estimated in Table 16-1. Following a positive production decision in 2024, production will increase and peak underground workforce requirements for the Project are presented in Table 16-2. This estimate was prepared using productivity rates typical for large-scale mechanized mining in North America. The Project will operate 24 hours per day seven days per week. Project operations workforce will be divided into four crews scheduled to work 14 out of every 28 days.

Table 16-1 Underground Workforce 2022 through 2024

Job Classification	Count
Miners	8
Mechanics	4
Supervision	2
Technical Staff	8
Manager	1
Total	23

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Table 16-2 Peak Underground Workforce beginning 2024

Job Classification	Count
Miners	80
Mechanics/Electricians	20
Supervision	8
Technical Staff	16
Manager	1
Total	125
16.4.	Mobile Equipment Fleet

During the early exploration phase, capital development drifting will average 10-15 feet per day from 2022 into 2023. Following a positive production decision, ore production will begin in 2024 and ramp up to the steady state rate of 1,250 tpd. Mine development will follow the water level drawdown opening new production areas to sustain production. Table 16-3 lists the mining fleet necessary to achieve the development goals during the delineation drilling. Table 16-4 lists the mining fleet necessary to achieve the development and production goals for peak mining levels.

Table 16-3 Underground Mobile Equipment and Support Equipment for Exploration Development Phase

Description	Quantity
6-Yd LHD	1
30-T Haul Truck	1
Jumbo Drill	1
Bolter	1
Fork Lift	1
Lube Truck	1
Grader	1
Emergency Rescue	1
Tractor	2
UTV	1

Table 16-4 Underground Mobile Equipment and Support Equipment for Peak Production Mining

Description	Quantity
6-Yd LHD	6
30-T Haul Truck	8
Jumbo Drill	4
Bolter	4
Remix Truck	2
Cement Pump	2
Fork Lift	2
Lube Truck	1
Grader	1
Emergency Rescue	1
Heavy Duty Pickup	1
Tractor	3
UTV	4

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16.5.	Mine Plan

The productivities of Table 16-5 were used to develop the production plan. The production plan is limited by overall production rates. Assuming a positive production decision in 2024, development and production rates will increase as headings become available, eventually reaching a maximum rate of 100 total feet per day and 1,250 tons of ore production per day. At these rates, the mine plan is exhausted in 2033. The mine plan is depicted in Table 16-6 through Table 16-7. The production profile over the life of mine is shown in Figure 16-6.

Table 16-5 Heading Productivity

Heading Type	Units	Daily Rate
Primary Capital Development Drift	Feet/Day	12
Secondary Capital Development Drift	Feet/Day	10
Raise Bore	Feet/Day	10
Drop Raise	Feet/Day	15
Ore Drift Development	Feet/Day	10
Floor Pulls	Ton/Day	300
Breast Downs	Ton/Day	100
Long Hole Stoping	Ton/Day	500
Backfill	Ton/Day	500

Table 16-6 Annual Development Plan Prior to Production Decision

Calendar Year	2022	2023	Total

Waste Mining
Primary Capital Drifting (Feet)	1,625	2,932	4,557
Secondary Capital Drifting (Feet)	200	514	889
Capital Raising (Feet)	-	-	-
Capitalized Mining (000's Tons)	39	69	108

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Table 16-7 Annual Production and Development Following Positive Production Decision

Calendar Year	2024	2025	2026	2027	2028	2029	2030-2033	Total

Ore Mined
Indicated Ore Mined (000's Tons)	-	7.9	31.3	37.1	88.3	88.8	352.8	606.3
Gold Grade (Ounce/Ton)	-	0.213	0.335	0.233	0.372	0.344	0.3004	0.314
Silver Grade (Ounce/Ton)	-	0.057	0.124	0.086	0.143	0.211	0.121	0.134
Contained Gold (000's Ounces)	-	1.7	10.5	8.7	32.9	30.6	105.85	190.1
Contained Silver (000's Ounces)	-	0.5	3.9	3.2	12.6	18.8	42.5	81.4

Inferred Ore Mined (000's Tons)	-	41.1	225.6	391.9	355.9	343.7	1,005.7	2,363.3
Gold Grade (Ounce/Ton)	-	0.204	0.266	0.329	0.291	0.325	0.296	0.300
Silver Grade (Ounce/Ton)	-	0.063	0.107	0.140	0.201	0.279	0.200	0.191
Contained Gold (000's Ounces)	-	8.4	60.0	128.9	103.6	111.8	297.5	710.1
Contained Silver (000's Ounces)	-	2.6	24.2	55.0	71.7	96.0	201.2	450.9

Total Ore Mined (000's Tons)	-	49.0	256.9	429.0	444.2	432.6	1,358.5	2,970.1
Gold Grade (Ounce/Ton)	-	0.206	0.275	0.321	0.307	0.329	0.297	0.303
Silver Grade (Ounce/Ton)	-	0.062	0.109	0.136	0.190	0.265	0.180	0.179
Contained Gold (000's Ounces)	-	10.1	70.5	137.5	136.5	142.4	403.3	900.3
Contained Silver (000's Ounces)	-	3.0	28.1	58.2	84.3	114.8	243.9	532.3

Production Mining
Total Ore Mined (000's Tons)	-	50.1	254.5	427.1	439.4	430.3	1,368.7	2,970.1
Ore Production Rate (tpd)	-	138	693	1,172	1,198	1,183	1123	1,108

Backfill
Total Backfill (000's Tons)	-	25.2	161.1	300.3	330.9	325.0	1,222.3	2,364.8

Waste Mining
Expensed Waste (000's Tons)	-	16.8	33.4	64.0	60.9	56.4	200.9	440.4
Primary Capital Drifting (Feet)	1,754	5,152	8,983	808	653	806	-	18,154
Secondary Capital Drifting (Feet)	298	2,036	1,532	150	100	50	50	4,157
Capital Raising (Feet)	-	2,000	1,229	-	-	-	-	3,339
Capitalized Mining (000's Tons)	45.4	148.8	211.3	17.2	12.6	13.5	-	449

Total Tons Mined (000's Tons)	45.4	215.9	497.8	509.1	512.0	501.6	1,577.5	3,859.3
Mining Rate (tpd)	124	592	1,364	1,395	1,399	1,374	1,294	1,267

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Figure 16-6 Production Profile

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17.	Recovery Methods
17.1.	Resource Processing

The primary processing option for Helen and Gap resources is toll milling and treating by a third party through either existing roasting operation or an existing pressure oxidation operation. In Nevada these include Jerritt Canyon Gold and operations under Nevada Gold Mines.

Premier Gold solicited two items from a prospective toll operator with both roasting and POX operations.

Laboratory bench scale batch roasting and pressure oxidation tests were previously completed using plant conditions from the prospective toll operator described in Section 13 of this technical report. The conditions provided approximate the expected operating conditions in the prospective toll operators roasting and POX facilities.

Premier Gold also solicited terms and conditions for toll milling and treating Helen Zone resource material. Premier Gold provided a package of Helen Zone metallurgical data, for the roasting and POX tests, from the 2017 test program, to the prospective toll process operator for their consideration and as the basis for toll processing resource material through either the toll operator’s roasting or POX facilities.

The prospective toll process operator provided terms and conditions for processing the Helen Zone and Gap resource material through their existing operations. The key terms and specifications are summarized as follows:

17.1.1.	Feed Specifications

Table 17-1 shows proposed feed specifications applicable to both roaster and pressure oxidation feed.

Table 17-1 Toll Processing Feed Specifications

Constituent	Maximum Acceptable Level	Unit of Measure
Mercury	25	ppm
Arsenic	1200	ppm
Lead	100	ppm
Zinc	200	ppm
Total Copper	0.25%
Cyanide Soluble Copper	250	ppm
Selenium	1	ppm
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Constituent	Maximum Acceptable Level	Unit of Measure
Barium	500	ppm
Chromium	100	ppm
Cobalt	100	ppm
Nickel	100	ppm
Cadmium	1	ppm
Free Gold	Any visible amount

Previous testing identified that mercury and arsenic concentrations would likely exceed the specified limits for both Helen and Gap resources, apart from Gap which did not exceed mercury limits in the samples tested. Other elements of concern include:

•	Barium;
•	Chromium (Gap only);

Selenium and cadmium were not assayed to a sufficiently low detection limit to determine if they are problematic.

Blending at either the Cove mine site or at the toll processor (with their own feed) in order to meet the proposed feed specifications would be required to meet the maximum concentration limits for the elements of concern.

Roaster feed specifications show the following areas that are out of range:

•	CO3 - both Helen and Gap samples were below minimum specification;
•	TCM - both Helen and CSD samples exceeded maximum specification;
•	Sulfide Sulfur - both Helen and Gap samples were below the minimum specification.

With respect to POX feed specifications for either acid autoclaves or alkaline autoclaves:

•	Acid Autoclave - Generally the Helen Zone samples did not meet these specifications while most of the Gap samples meet this specification.
•	Alkaline Autoclave - Some Gap samples meet this specification and would be directed to the alkaline system.

The test data indicates that the Helen Zone composites were generally more amenable to roasting than POX. The assay data for the Helen composites indicates that there may be some problems from some areas to meet roaster feed specifications. Onsite blending of Helen resource material to meet specifications prior to shipping to the toll processor provided that resource material is available for blending will likely be required. Alternately, blending with the toll processors own feed material may also be possible.

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Conversely, the Gap test data shows more amenability to POX. Again, blending would likely have to be employed to comply with feed specifications.

Helen resource may generally be more amenable to roasting, but it is likely that there will be production that can be directed to POX. The reverse would be likely for the Gap production.

17.2.	Projected Gold and Silver Recoveries Used for Metallurgical Zones

Roaster and pressure oxidation recoveries assuming CIL processing were projected based on the 2017 SGS test programs. These are initial projections and further sampling, assaying, and testing will be needed to confirm the projections and increase the understanding of recoveries by roasting or pressure oxidation within the metallurgical zones. Some projections were extrapolated for samples CIL was not performed. The testing showed that CIL significantly increased gold and silver recoveries over direct leaching. Typical recoveries from the 2017 SGS testing programs are shown in Table 17-2.

17.3.	Composite and Metallurgical Zones

The source of the composites tested by SGS were referenced to the Mineral Resource lenses in Table 17-2 by Practical Mining. These lenses were grouped into the metallurgical zones shown in Figure 17-1 for selection of the preferred processing method and estimation of gold and silver recoveries (Table 17-3).

Table 17-2 Composites and Metallurgical Zones

Hole ID	From	To	Length	Composite ID	Met. Zone	Head Au (g/t)	Head Ag (g/t)	Projected Roaster CIL Recovery	Projected POX CIL Recovery
AX-12	1265	1293	28	HELEN5	G1	7.55	2.3	77.5	96.6
PG16-11	1816.5	1836	19.5	CSDGAP10	G1	17.7	4.4	72.9	95.0
PG16-12	1967.5	2002.5	35	CSDGAP15	G1	37	11.2	67.2	94.0
PG16-02	2004	2038	34	CSDGAP 2	G2	4.42	37.7	95	83.5
PG16-06	2204	2241.3	37.3	CSDGAP9	G2	15.4	7.5	68.7	72.2
PG16-11	2060	2079.7	19.7	CSDGAP11	G2	8.49	4.7	70.4	70.5
PG16-11	2079.7	2097	17.3	CSDGAP12	G2	5.58	3.3	74.9	74.9
PG16-11	2110	2127	17	CSDGAP13	G2	23.1	41.5	79.3	79.3
PG16-12	2057.5	2080	22.5	CSDGAP16	G2	34.8	12.4	81.0	88.5
PG16-12	2123	2145	22	CSDGAP17	G2	11.3	12.3	53.1	80.7
PG17-07	1423.8	1442.5	18.7	HELEN20	H1	4.44	2.1	93.2
PG16-16	1830	1862	32	CSDGAP20	H1	7.15	3.1	93.4	85.8
AX-27	1709	1729.5	20.5	HELEN15	H2	5.96	1.7	75.0

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Hole ID	From	To	Length	Composite ID	Met. Zone	Head Au (g/t)	Head Ag (g/t)	Projected Roaster CIL Recovery	Projected POX CIL Recovery
AX-27	1729.5	1753	23.5	HELEN16	H2	10.7	1.8	89.1	72.8
AX-27	1840	1862	22	HELEN17	H3	6.74	2.5	68.3
AX-27	1870.5	1896.2	25.7	HELEN18	H3	11.9	5.1	69.8
PG17-07	1952.5	1976	23.5	HELEN21	H3	9.33	2.1	81.6	63.0
AX-18	1876.5	1903.5	27	HELEN6	H4	8.47	2	72.4	67.5
PG17-07	2066	2084	18	HELEN14	H4	32.3	8.2	71.9	82.2
AX-27	1932	1978	46	HELEN19	H4	10.3	3.5	77.9	63.8
PG17-07	2132	2147	15	HELEN22	H5	7.6	3.5	91.5	62.6

Figure 17-1 Helen and Gap Metallurgy Zones

Table 17-3 Gold and Silver Payable Recoveries

Zone	Process	Au Recovery	Ag Recovery	As Penalty	Au Payable Recovery	Ag Payable Recovery
G1	POX	95.1	78	0.0	95	25.0
G2	POX	78.5	78	0.0	78.5	25.0
H1	Roast	93.3	30.7	1.1	92.2	10.0
H2	Roast	82.6	30.7	1.1	81.5	10.0
H3	Roast	73.2	30.7	1.1	72.1	10.0
H4	Roast	75.1	30.7	1.1	74.0	10.0
H5	Roast	91.5	30.4	1.1	90.4	10.0

17.3.1.	Payable Content

The proposed toll processing terms from the prospective toll processor contained terms for determining recoverable metals by roasting and POX processes summarized. Payable metal content was generally based on feed head grades of gold and silver. Note that the proposed terms are based on the Helen Zone Data package only and is presumed to apply to toll processing Gap resource material also.

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Additionally, the proposed terms state that at month’s end for each period covered by a potential contract, the recoverable gold will be adjusted based on the toll processor’s actual plant recoveries and proportions of toll resource to the processor’s own materials processed. This could be a positive or negative adjustment to the recovery estimated per the recovery equation.

As with the proposed roaster terms the POX recovery will be adjusted at month’s end for each period covered by a potential contract, the recoverable gold will be adjusted based on the toll processor’s actual plant recoveries and proportions of toll resource to the processor’s own materials processed. This could be a positive or negative adjustment to the recovery estimated per the recovery equation

The same end of month recovery adjustment also applies to the alkaline POX recovery.

The proposed terms indicate that the recoverable silver will be 10 to 20% and will be adjusted at months end in a similar manner as for gold. Silver recovery in roasting and POX operations is typically low. The 2017 test work indicates that the Helen and Gap resource material may yield higher silver extractions however the proposed terms will likely pay for lower amounts unless the toll processor’s silver recovery is higher when processing the Helen or Gap resource materials.

17.4.	Conclusions and Recommendations:

The following are the major conclusions and recommendations from the 2017 Helen and Gap composite metallurgical test program:

17.4.1.	Conclusions:
1.	The feed specifications appear to be somewhat rigid and could preclude some material being sent to the toll processor. Blending may allow shipment of some off-specification material provided appropriate material is available for onsite blending prior to shipping to the toll processor;
2.	The terms appear to be consistent and typical with those encountered in the industry; and
3.	The recovery terms appear to be the result of analyzing the metallurgical data provided by Premier Gold.
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17.4.2.	Recommendations
1.	The resource model should be advanced to include arsenic, TCM, TOC, mercury, lead, zinc, total copper selenium, barium, cobalt, nickel, and cadmium as these will be important for predicting grades if toll process offsite is used and potentially for estimating extractions within the resources;
2.	Additional metallurgical testing should be conducted to confirm the proposed payable recoveries are appropriate for the resources;
3.	Development of a preliminary or conceptual onsite blending program is recommended to evaluate if on specification material can consistently be supplied to a toll processor;
4.	The next phase metallurgical program should examine blending of out of specification resource materials to produce on specification material. The blending should be based on material projected to be mined in a given period, for example, blending of material that is available in the first six months of operation should not be tested with material projected to only be available in year three of mining.
5.	Confirm the availability of toll processing under current conditions in Nevada.
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18.	Project Infrastructure
18.1.	Dewatering
18.1.1.	History

Dewatering of the Cove Pit occurred from 1988 until mid-2001 utilizing surface dewatering wells, sumps, and horizontal drains. Water pumped from the dewatering wells was piped to a series of rapid infiltration basins (RIBs) located north of the pit, where the water was infiltrated into the alluvium of the Reese River Valley. All wells constructed for dewatering purposes have been abandoned in accordance with Nevada Division of Water Resources regulations as part of the mine’s closure plan. Following cessation of dewatering activities, a pit lake began forming in 2001 and has reached an elevation of approximately 4,626 ft. (Piteau Associates USA Ltd., 2018)

The pit reached the ground water level in 1991. The pumping rate peaked at 19.000 gpm in 1994 and 1995. By the year 2000, the last full year of mining it had declined to 13,400 gpm. The infrastructure required to move this volume of water included 23 pumping wells and two in pit pumping stations. (Echo Bay Minerals Company, 2002)

18.1.2.	Pump Test PW17-101 (Piteau and Associates)

The plan for drilling of PW17-101 was to drill and complete a test well at 14-inch diameter to a depth of 2,000 ft below surface. This would allow testing and analysis of the entire saturated section of the resource that was planned for mining and which would require dewatering. As drilling advanced, repeated sloughing and lost circulation events slowed progress. Following several remediation attempts the holewas completed to a TD of 1,465 ft and testing initiated.

Pumping tests of PW17-101 consisted of an initial four stage step test followed by a 30-day constant rate test. Groundwater levels were monitored at locations across the site via VWPs set in exploration core holes and HE holes in the resource area.

Details of the constant rate test are as follows:

•	Constant rate testing was conducted at 220 gpm over the 30-day testing period;
•	Initial depth to water was measured at 959 ft below ground surface (bgs) or 4611 ft amsl prior to testing;
•	Discharge head pressures ranged between 27 and 38 psi; and
•	Variable frequency drive was held steady at 47 htz for the duration of the test.

Groundwater monitoring data during the test is shown im Table 18-1 and Figure 18-1. (Piteau Associates USA Ltd., 2018)

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Table 18-1 Groundwater Monitoring during the 30-Day Constant Rate Test

VWP monitoring points	Location with respect to PW17-101 and sensor elevation (amsl)	Maximum Observed Draw down (ft)
HE17-01	200 ft SW of the pumping well at 4131 ft amsl	30.1
HE17-02	23 ft NE of the PW17-101 at 3875 ft amsl	25.3
HE17-03	750 ft NW, North of CRF Structure at 4002 ft amsl	21.4
PG16-16	1,000 ft SE, east of the Hidden Valley structure at 3533 ft amsl	1.3
PG16-20, Shallow	1,200 ft SW south of the “A” structure at 4501 ft amsl	3.0
PG16-20, Deep	1,200 ft SW south of the “A” structure at 4100 ft amsl	4.7
PG17-11, Shallow	2,000 ft SE east of the Gold Dome Structure at 4122 ft amsl	0.3
PG17-11, Deep	2,000 ft SE east of the Gold Dome Structure at 3921 ft amsl	0.0
PG17-21, Shallow	750 ft west at 4531 ft amsl at 4531 ft amsl	14.8
PG17-21, Deep	750 ft west at 4131 ft amsl at 4100 ft amsl	11.6

Figure 18-1 Draw Down Isopleths and Monitoring Locations

18.1.3.	Analytical Dewatering Estimate

Future dewatering estimates utilized input parameters obtained via the 30-day pumping test, mine planning, and from the observed and reported rock mass characteristics. These parameters are:

•	Transmissivity: A transmissivity value of 750 ft2/d was selected for the analysis from an average of HE holes. Transmissivity values from these locations are believed to represent the hydrologic block’s bulk transmissivity. Sensitivity dewatering estimates use the maximum (897 ft2/d) and minimum transmissivity values (631 ft2/d);
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•	Transmissivity values for the Gap deposit were assumed to be 3000 ft2/d (K=2.5 ft/d), rather than using calculated values from PG16-16. This was done because conductivity values at PG16-16 are believed to be overestimated considering that the analysis doesn’t account for the hydraulic boundary effect of the Gold Dome fault between the pumping well and PG16-16;
•	Radius: Effective radii of 492 ft and 629 ft were calculated from the area of the Helen to the 4100 and Helen’s footprint. These footprints were used to simulate the draw down from the Theis equation. The Gap radius was estimated to be 550 ft;
•	Storage: A storage value of 0.01 was used to reflect a rock mass with 1% drainable porosity. Rock mass storativity was considered negligible relative to drainable porosity.

A Theis analysis was completed to estimate the future pumping required to dewater the underground resources and meet the development advance shown in Figure 18-2 and the results are presented in Table 18-2.

Figure 18-2 Dewatering and Development Timing

Table 18-2 Dewatering Summary

	Helen	Gap
Current Water Elevation	4600	4640
First Mineralization Elevation	4300	3800

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	Helen	Gap
Time to Dewater First Mineralization	3 months	9 months
Lowest Mineralization Elevation	3400	3400
Time to Dewater Lowest Mineralization	24 months	30 months
Number of Wells	5	10
Mean Pumping Rate	10,500 gpm	26,000 gpm
18.1.4.	WE-01 and WE-02 (Montgomery and Associates)

Work completed in 2019 and early 2020 included the installation of six additional vibrating wire piezometers (VWP) to increase the horizontal and vertical spatial distribution of the Cove monitoring network. (Figure 18-3 Well and Piezometer Locations) Test wells WE-01 (TD 1,900 feet) and WE-02 (TD 1,599 feet) reached their target depths and were screened in the geologic units hosting the Helen and Gap deposits.

Two constant rate pump tests allowed for significant expansion of the hydrogeologic understanding of the Cove project area. Testing of the Hidden Valley-Gold Dome Fault Block containing the Helen deposit by WE-01 was limited to 340 gpm pumping rate and induced 400 feet of drawdown in the pumping well and the cone of influence was limited.

The Gold Dome-Bay Fault block host of the Gap deposit test achieved 2,500 gpm from WE-02. Drawdown achieved at the pumping well totaled 131 feet with a large radius of influence. At HE18-05, 1,700 feet north of the pumping well, 38 feet of drawdown was observed. This fault block is highly fractured, especially in the Favret formation and the rock is hydraulically well connected. (Montgomery and Associates 2020)

Detailed modeling of the Cove hydrogeology is underway at the time of this report.

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Figure 18-3 Well and Piezometer Locations

(Montgomery 2020)

18.1.5.	Rapid Infiltration Basins

The RIBs should be located and designed to infiltrate water into the alluvial sediments of the Reese River Valley and located in a manner that will minimize re-circulation to the Cove Pit lake. Infiltration of dewatering water to a series of Rapid Infiltration Basins has been used at the McCoy Cove site in the past to re-introduce dewatering discharge into the groundwater system.

Over the past decade regulatory action has lowered the NDEP Profile I reference values for Arsenic (As) from 0.05 mg/l to 0.01 mg/l, making permitting of new RIBs more complex. Since the concentrations of As and Iron (Fe) were found to be above NDEP Profile I reference values in discharge water produced from PW17-101, some additional work will be needed to obtain approval for disposal of dewatering discharge via new Rapid Infiltration Basins (RIB) at Cove Helen. Subsequently, addressing elevated As and Fe in waters planned for infiltration will require an attenuation study aimed at demonstrating the ability of native soils to remove As and Fe. A study of the attenuation capacity of native soils at the RIB site should be undertaken to evaluate the ability of local soils to remove As and Fe as water is infiltrated to the alluvial soils of the Lower Reese River Valley. (Piteau Associates USA Ltd., 2018)

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Figure 18-4 Rapid Infiltration Basin During 2017 Pump Test

18.1.6.	Recommendations

Further hydrogeologic characterization of the Cove Helen resource should focus on three areas where additional work is needed to advance permitting and development of the project. These areas are:

•	Hydrogeologic characterization. Additional analysis is needed to fully characterize the Helen and Gap Zones in preparation for NEPA permitting. Characterization activities include the installation of monitoring wells to evaluate groundwater quality in the resource area, monitoring of seeps and perennial streams of Fish Creek and Dais Creek in the project area as well as VWPs in select locations to support baseline data development. Drilling and testing of a test well in the deep Helen is needed to define draw down response outside the structural wedge containing the Helen mineralization. Similarly, another test well is needed in the Gap Zone to evaluate the existence of suspected groundwater flow barriers and connectivity with the Cove Pit Lake;
•	Operational support. Premier plans to develop a decline that will allow additional drilling and evaluation of the Gap and Helen Zones. The decline is planned to stop above the water table and continue on grade to provide access to a series of bays needed for additional exploration drilling. Opportunistic VWP installations in specific exploration core holes represents a significant savings in drilling cost for sensor installation. Groundwater data in this area of the resource is needed to support the development of the baseline resource assessment studies supporting permit approval;
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•	Permitting support, baseline studies, and numerical model development: NEPA and other regulatory permitting actions planned for Cove Helen will require the development of supporting hydrogeological baseline studies. Baseline resource assessment studies of this type require the characterization of surface and groundwater across the project area and will include a field program for the installation of monitoring wells both up and down gradient of the resource;
•	Further development of the numerical model will be needed to assess potential impacts of dewatering in support regulatory approval for mining of the resource. Data collected during the hydrogeologic characterization and operational support tasks will be integrated into the numerical model along with other groundwater monitoring data as it becomes available;
•	NDEP permitting of infiltration an attenuation capacity study will be needed to support approval for RIB development. The study will use test pits, shallow drill holes, column testing and groundwater quality evaluation in the Reese River alluvium to demonstrate the potential impact resulting from infiltration of dewatering discharge in terms of degradation of waters of the state.

The proposed work plan to achieve these goals in shown in Figure 18-5 (Piteau Associates USA Ltd., 2018)

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Figure 18-5 Proposed Hydrology Drill Plan

(Montgomery 2020

18.2.	Electrical Power

Dewatering constitutes 90% of electrical power demand over the Project’s duration. Demand for dewatering was estimated from projected water elevations and pumping rates and peak demand of 11.5 megawatts (MW) occurs in 2028 (Figure 18-6).

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Figure 18-6 Electrical Demand

An existing NV Energy 24.9 kilovolt (kV) distribution line and meter will provide one megawatt (MW) to the Cove Project during the initial decline development and underground drilling program. Permanent power for the project will be supplied by an existing 120 kV transmission line. This line previously powered the Cove Project and extends approximately 9 ½ miles from NV Energy’s Bannock substation to and terminates at the Cove Project. The line is in good condition and will not require any repairs.

The Bannock substation serves the Phoenix Mine and a geothermal power plant located in Jersey Valley. The substation has ample capacity to provide the estimated 11.5 MW of power required by the Cove Project. Prior to reconnecting the line to the grid NV Energy requires updating the switchgear at the substation to a ring configuration as a result of new standards implemented since the line was taken out of service after the cessation of activities at Cove by Echo Bay. The full cost of these upgrades will be borne by the Cove Project.

Where the lines cross the project access road a new substation will be constructed. It currently contains a 24.9/13.8 kV, 1,500 kilovolt-ampere pad mounted transformer and related equipment. Approximately 7,500 feet of distribution line connects the substation to the portal site and related surface facilities (Figure 18-7).

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The substation will be upgraded with a 120/13.8 kV transformer when permanent power is being connected that will feed the distribution line to the portal. As the dewatering wells are completed additional distribution lines will be added to connect the wells.

Figure 18-7 Electrical Site Plan

(Quantum Electric 2017)

18.3.	Mine Facilities

The proposed location of mine facilities is shown in Figure 18-8. The laydown area will contain the mine office, maintenance shop, equipment wash down bay, fuel and oil storage, employee dry facilities and warehouse.

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Figure 18-8 Mine Facilities Layout

18.4.	Backfill

Backfill material for unconsolidated waste fill (GOB) can be obtained from any suitable source such as development waste, open pit waste dumps, or leach pads.

Backfill material for Cemented Rock Fill (CRF) will need to meet specifications designed to achieve minimum Uniaxial Compressive Strength (UCS) specifications. This specification is designed to provide the pillar strength needed to maintain stability of adjacent underground excavations and may require screening and/or crushing. The results of backfill testing for six types of material available at Cove are shown in

Table 18-3. CRF material will be mixed at a backfill plant located near the portal and transported underground using the same truck fleet used to remove mineralized material and waste from the mine.

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Table 18-3 Backfill Scoping Tests 28-Day Unconfined Compressive Strength (psi)

Cement Content	4%	6%	8%
Aggregate Source
Waste	440	510	830
Tails	60	90	120
Tuff	90	140	240
Pad 3	360	590	500
Pad 2	190	200	260
Mill Rejects	210	510	810

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19.	Market Studies and Contracts
19.1.	Precious Metal Markets

Gold and silver markets are mature with reputable smelters and refiners located throughout the world. Following several years of increases, gold and silver prices declined from 2015 through 2012 but have been increasing since. As of Dec 2020, the 36-month trailing average gold price was $1,477 per ounce while the average price during that same month was $1,857 per ounce. The silver price trend shows similar behavior with the 36-month trailing average of $17.47. Historical prices for both are shown in Figure 19-1.

Figure 19-1 Historical Monthly Average Gold and Silver Prices and 36 Month Trailing Average

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19.2.	Contracts

Premier’s contracts with Newmont, Barrick and Victoria were discussed in Section 4. Premier intends to enter into contracts with a toll milling provider for the processing of Cove mineralization. To date they have had preliminary discussions with Newmont and Barrick. Discussion has been limited to general terms of any agreement and none of the parties have agreed to any binding conditions.

Underground mining, and over the roads trucking of mineralization will also be contracted for all Cove production. Premier has not held discussions with any organizations related to this work and costs used in this evaluation are from recent experience at other operations in Nevada.

From time to time the company enters into other contracts for goods and services as a routine course of business.

19.3.	Project Financing

Project financing arrangements will be determined during the feasibility study and financing costs have not been included in this evaluation.

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20.	Environmental Studies, Permitting and Social or Community Impact

Au-Reka Gold Corporation (AGC), a wholly owned subsidiary of Premier Gold Mines Limited, is the designated operator on all Cove Project permits. AGC currently conducts mineral exploration activities in compliance with all applicable environmental protection legislation. The Cove Project is primarily located on public lands administered by the Bureau of Land Management (BLM) and subject to both Federal and State permitting requirements. AGC is unaware of any existing environmental issues or compliance problems that have the potential to impede production at the Cove Project. AGC is working closely with both State and Federal regulators to ensure that the permitting and compliance strategies are acceptable and will not cause delays in production or mine development. At this time, there are no community or social impact issues regarding work being completed at the Project and AGC has been coordinating with local stakeholders.

The Cove Project site is located within a previously mined area and most activities are currently being conducted or are planned on existing previously disturbed or mined areas, thereby limiting the potential environmental impacts to the site. All necessary studies and permits are in place to support the permitted exploration and test mining activities at the site.

20.1.	Social or Community Impacts

Premier is committed to involving local ranchers and Tribal officials in the progress of activities and potential impacts from the Cove Project. Opposition to date is limited to a water rights protest on the part of Pershing County ranchers. The company has submitted evidence of no impact to the Humboldt River and inter-basin transfers and anticipates the protest will be dismissed.

AGC currently holds three separate Plan of Operations and associated Nevada Reclamation Permits in relation to the larger Cove Project land package. Of these one pertains to the legacy facilities, including tailings dam and leach pads, that were shut down in 2001 and have been largely reclaimed. A second Plan of Operations pertains to exploration on the property that is not proximal to the current resource area. The third Plan of Operations and Reclamation Permit pertains to the current resource area encompassing surface exploration, portal construction, initial underground development, underground delineation and exploration drilling, hydrological testing and baseline data collection. A list of currently held permits relevant to the exploration and development of the current resource are listed in Table 20-1.

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20.1.	Permitting

Table 20-1 Cove Project Existing Permits

Permit Name	Number	Agency	Description
Plan of Operations	NVN- 088795	BLM	Plan of Operations is required for all mining and processing activities and exploration exceeding 5 acres of surface disturbance on public lands managed by the BLM. The BLM approves the plan and determines the required environmental studies, usually an Environmental Assessment (EA) or an Environmental Impact Statement (EIS) based on the requirements outlined in the National Environmental Policy Act (NEPA).
National Environmental Policy Act - Environmental Assessment (EA), Decision Record (DR) Findings of No Significance (FONSI);)	EA#DOI- BLM-NV- B010- 2011- 0040-EA	BLM	A Decision Record (DR) and Findings of No Significance (FONSI) are issued when an EA document is accepted demonstrating no significant impacts to the environment based on Project design and environmental protection measures committed by the proponent. The Cove Project currently is operating under a DR/FONSI for test mining issued following an EA. A Record of Decision (ROD) in the United States is the formal decision on an EIS document that the BLM issues to disclose potential impacts to the environment with applicable mitigation measures to prevent undue and unnecessary degradation to public lands. It is assumed an EIS and ROD will be required for full-production mining.
Water Pollution Control Permit (Facilities)	NEV2010 102.01	NDEP, BMRR - Regulation Branch	Mines operating in the State of Nevada are required to have a Water Pollution Control Permit (WPCP) to ensure protection of waters of the State during mining activities. The current permit is a Small Mine Permit authorizing the extraction of 120,000 tons of ore over the life of the Project. The permit can be modified to remove the ore tonnage cap and other facility design changes as the Project moves forward.
Water Pollution Control Permit (Rapid Infiltration Basins)	NEV2010 107	NDEP, BMRR - Regulation Branch	Water Pollution Control Permit (WPCP) for infiltration of water from the underground mine operations into Rapid Infiltration Basins (RIBs). The current discharge rate allowed under this permit is 2,500 gallons per minute, but this permit can be modified with additional studies to increase the discharge rate as needed. Contingency RIBs are conceptually included in this permit to facilitate a quicker permit modification process should additional discharge be needed to accommodate mining.
Water Rights	80341/803 42	NDWR	Water rights are issued by the Nevada Division of Water Resources and State Engineer based on Nevada water law which allocated rights based on appropriation and beneficial use within the water basin. Prior appropriation (also known as "first in time, first in right") allows for the orderly use of the state's water resources by granting priority to parties with senior water rights. This concept ensures the senior uses are protected, even as new uses for water are allocated. Mining water rights are considered Temporary in nature. The current water rights for the Cove Project cover the 2,500 gpm dewatering and additional water for dust control and operations from the Cove Pit Lake. An application has been submitted to the State Engineer and is under review to acquire additional water rights for the project

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Permit Name	Number	Agency	Description
Nevada Reclamation Permit	#0342	NDEP, BMRR - Reclamation Branch	The BMRR Reclamation Branch works in coordination with the BLM for projects on public land to establish reclamation guidelines and a reclamation cost estimate to support project bonding. This permit and associated bond ensures land disturbed by mining activities are reclaimed to safe and stable conditions to promote safe and stable post-mining land use. A permit is required for any disturbance over 5 acres. The reclamation cost estimate (RCE) is financially secured with a posted security. The posted surety amount provides assurance that reclamation will be pursuant to the approved reclamation plan in the event that the State has to perform reclamation or is held until reclamation has been successfully conducted.
Air Quality Operation Permit	AP1041-2774	NDEP, BAPC	An owner or operator of any proposed stationary source must submit an application for and obtain an appropriate operating permit before commencing construction or operation. Class II Air Permit - Typically for facilities that emit less than 100 tons per year for any one regulated pollutant and emit less than 25 tons per year of total Hazardous Air Pollutants (HAP’s) and emit less than 10 tons per year of any one HAP. The current air quality operations permit for the Project covers emissions from back-up generators at the site.
Air Quality Surface Area Disturbance Permit	AP1041-2192.02	NDEP, BAPC	A Surface Area Disturbance Permit (SAD) is required for any project that disturbs more than 25 acres of ground. Annual updates show what areas have been disturbed.
Industrial Artificial Pond Permit	S-407174	Nevada Division of Wildlife	The NDOW oversees wildlife management of artificial ponds at mine sites. The ponds are required to have wildlife protection design standards and quarterly mortality reports are submitted to document any deceased wildlife discovered in the ponds.
Storm Water Control Permit	NVR 3000000	NDEP Bureau of Water Pollution Control	Storm water runoff from waste rock piles, haul roads, milling facilities and other mine areas that have not mixed with process solutions or other contaminant sources. Typical pollutants include suspended and dissolved solids and minerals eroded from exposed surfaces.

In 2017 AGC submitted a Plan of Operations/Reclamation Permit Amendment and an Engineering Design Change (EDC) to optimize construction and operations under the existing design and authorizations, which include relocating the underground portal opening to a more stable location outside of the Cove Pit, modifying the design of the waste rock disposal facility to accommodate more waste material and optimize water management from the facility, and rerouting the distribution powerline at the site on a more efficient route along an existing access road to limit disturbance. This modification request also included a bond update making all the remaining surface support facilities and additional surface exploration acreage available for use. This request was approved in 2018 and construction of the portal and exploration decline may start at any time.

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The next phase of permitting will be to obtain all operating permits necessary for full scale mining of the Helen and Gap deposits including necessary infrastructure and facilities. It is anticipated this will require a new EA or EIS. The latter is most likely due to the anticipated scope of the dewatering effort required and potential impacts to the Cove Pit lake. The BLM will ultimately determine the level of NEPA required once a complete Plan of Operation is submitted.

Current Federal Government policies limit the approval time for an EIS to one year, however this one-year timeframe begins with the publication of the Notice of Intent in the Federal Register, which is after all applicable baseline studies have been completed, the complete Plan of Operations is submitted, and the BLM completes the initial NEPA planning. In anticipation of the NEPA process Premier initiated certain baseline studies as early as 2017. Table 20-2 shows all baseline studies and their status. Current expectations are to finalize the background studies by the end of 2020. The EIS process is expected to begin in 2021 with submissions, regulatory and public reviews, final approvals, and bond updates completed in the third quarter of 2022.

Table 20-2 Cove Baseline Studies

Baseline Study	Description and Status
Hydrology	Two test wells were drilled in 2019 to test groundwater in the Helen and Gap resource areas utilizing approximately 30 day pump tests to stress the aquifer and monitoring was done with a network of piezometers. All tests have been completed and the groundwater model is developed and calibrated. Final predictive modeling and trade-off studies of dewatering options will be completed in 2020.
Seeps and Springs	An inventory of surface water in areas surrounding the Cove project were identified in surveys and the water quality was tested in order to identify any impacts to surface water where dewatering may occur.
Waste Rock Characterization	A work plan was submitted to the regulators and all sampling and testing has been complete with the exception of two (of fifteen) humidity cell tests that are still running. The final report will be submitted once the texting is completed.
Biology	Report in draft.
Cultural	An inventory of all potentially historically significant sites within the project has been completed and submitted to the BLM.
Pit Lake Water Quality	A work plan has been submitted to the NDEP and BLM. The work plan may need to be revised based upon the updated and calibrated hydrology model.
RIB Attenuation	As part of the pump tests both water and soil samples were collected to analyze the quality of water to be infiltrated through RIBs.
Air Quality	Plan in draft.

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20.2.	Closure and Reclamation Requirements

AGC’s most recent amendment to the Reclamation Cost Estimate (RCE) in 2019 included construction of Rapid Infiltration Basins (RIBs) and a test well for dewatering discharge, in addition to the previously bonded exploration disturbance, existing site infrastructure, and some roads and buildings. The total of the RCE is calculated using the State of Nevada’s Standard Reclamation Cost Estimator (SRCE), which is adjusted for inflation. The SRCE was developed in a cooperative effort between the NDEP-BMRR (Bureau of Mining Regulation and Reclamation), the BLM, and the Nevada Mining Association to facilitate accuracy, completeness, and consistency in the calculation of costs for mine site reclamation. AGC is required to update the total RCE for the Cove Project every three years or as necessary to bring online phased project disturbance and infrastructure.

RCE costs for reclamation currently include the following categories: roads; exploration roads and drill pads; RIBs; water and tailings ponds; electrical infrastructure; buildings and equipment; portal and vent raise plugging; waste rock reclamation; re-vegetation; and contractor management. The most current RCE was approved by the BLM and the NDEP in October, 2019 in the amount of $5,980,840.

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21.	Capital and Operating Costs
21.1.	Capital Costs

Costs were generated from estimates provided by local suppliers and contractors and from similar work performed at other area mines. All cost estimates include Lander County and Nevada sales taxes of 7.1%, freight, contractor mobilization and demobilization, engineering procurement, and construction management. Capital cost estimates for the project are summarized in Table 21-1 and detailed in Table 21-2 through Table 21-5

Table 21-1 Project Capital Costs ($M)

	Pre-Development				Construction		Sustaining
	2021	2022	2023	H1 2024	H2 2024	2025	2026	2027	2028	2029	Total
Mine Development	-	2.9	5.4	-	3.2	15.0	19.1	1.5	1.2	1.3	49.5
Dewatering	-	-	-	-	25.4	18.1	-	-	-	-	43.4
Facilities and Administration	2.4	4.0	3.3	1.5	14.1	6.2	1.6	0.5	-	-	33.8
Delineation Drilling	-	-	4.4	-	-	-	-	-	-		4.4
Total	2.4	6.9	13.1	1.5	42.7	39.3	20.7	2	1.2	1.3	131.1
	23.9				81.9		25.2
1.	15% Contingency added to Dewatering and Facilities,.

The mine development unit costs shown in Table 21-2 are typical contractor costs in northern Nevada. These combined with the mine development schedule presented in Section 16 yield the development capital shown in Table 21-3.

Table 21-2 Mine Development Unit Costs

Description	$/ft
Primary Drifting (15 ft x 17 ft)	$1,650
Secondary Horizontal Access (15 ft x 15 ft)	$1,350
Raise Bore (10 ft dia.)	$2,000

Table 21-3 Mine Development Capital ($M)

	Pre-Development				Construction	Sustaining
	2021	2022	2023	H1 2024	H2 2024	2025	2026	2027	2028	2029	Total
Helen	-	2.9	5.4	-	3.2	14.7	11.7	1.1	0.6	0.5	40.1
Gap	-	-	-	-	-	0.3	7.4	0.4	0.6	0.8	9.4
Total	-	2.9	5.4	-	3.2	15.0	19.1	1.5	1.2	1.3	49.5

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Dewatering capital includes five pumping wells in the Helen and ten in the Gap. Well drilling and completion costs are approximately $2M per well. Costs include drilling, completion, and pumping equipment. Dewatering capital costs are listed in Table 21-4.

Table 21-4 Dewatering Capital ($M)

	Pre-Development				Construction		Sustaining
	2021	2022	2023	H1 2024	H2 2024	2025	2026	2027	2028	Total
Helen
Wells	-	-	-	-	$ 7.9	-	-	-	-	$ 7.9
RIBS & Pipeline	-	-	-	-	$ 3.7	$ 2.7	-	-	-	$ 6.4
Electrical	-	-	-	-	$ 0.4	-	-	-	-	$ 0.4
Gap
Wells	-	-	-	-	$ 7.9	$ 9.9	-	-	-	$ 17.8
RIBS & Pipeline	-	-	-	-	$ 5.2	$ 5.2	-	-	-	$ 10.3
Electrical	-	-	-	-	$ 0.3	$ 0.3	-	-	-	$ 0.6
Dewatering Total	-	-	-	-	$ 25.4	$ 18/.1	-	-	-	$ 43.4

(Piteau, 2018)

Table 21-5 Facilities and Site General ($M)

	Pre-Development				Construction		Sustaining
	2021	2022	2023	2024	2024	2025	2026	2027	2028	2029	Total
Environmental and Permitting	$ 0.5	$ 0.5	$ 1.0	$ 0.5	-	$ 1.0	$ 0.5	$ 0.5	-	-	$ 4.5
Metallurgical Testing and Feasibility Study	$ 0.3	$ 0.1	$ 0.4	$ 0.3	-	-	-	-	-	-	$ 0.9
Portal	-	$ 0.1	-	-	$ 0.2	-	-	-	-	-	$ 0.3
WRDA	-	-	-	-	$ 2.6	-	-	-	-	-	$ 2.6
Shop, Office and Dry	-	$ 1.0	-	-	$ 1.0	-	-	-	-	-	$ 2.0
Power Line and Electrical Service [1]	-	$ 0.2	-	-	-	-	-	-	-	-	$ 3.3
120kV/13.8kV Substation[1]	-	-	-	-	$ 0.8	-	-	-	-	-	$ 0.8
NV Energy Bannock Substation Upgrades[1]	-	-	-	-	$ 2.3	-	-	-	-	-	$ 2.3
Backfill Plant	-	-	-	-	-	$ 1.0	-	-	-	-	$ 1.0
Secondary Egress Hoist	-	-	-	-	-	$ 0.5	$ 0.5	-	-	-	$ 1.0
Fans and Load Centers	-	$ 0.2	-		$ 0.4	$ 0.6	$ 0.4	-	-	-	$ 1.5
Property Holding Costs	$ 0.3	$ 0.3	$ 0.3	$ 0.1	$ 0.1	-	-	-	-	-	$ 1.2
Electrical Power	-	$ 0.2	$ 0.3	$ 0.1	$ 1.0	-	-	-	-	-	$ 1.6
Administration and Management	$ 1.0	$ 1.0	$ 1.0	$ 0.5	$ 0.5	-	-	-	-	-	$ 4.0
Contigency	$ 0.3	$ 0.5	$ 0.4		$ 5.2	$ 3.2	$ 0.2	$ 0.1	-	-	$ 9.9
Facilities Total	$ 2.4	$ 4.0	$ 3.3	$ 1.5	$ 14.1	$ 6.2	$ 1.6	$ 0.5	-	-	$ 33.8
1.	(Quantum Electric, 2017)
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21.2.	Closure and Reclamation

Reclamation bonding requirements are estimated at $20M each for the Helen and Gap zones. Regulatory bonding requirements will be satisfied by the purchase of surety for an annual cost of 2% per year. Estimated reclamation costs net of salvage total $5.0M. Post closure monitoring is forecast to continue for 10 years following final reclamation at a cost of $0.4M per annum. The monitoring costs discounted at 8% per year equate to $2.7M and are charged to the cash flow in the first year following final reclamation. Closure and reclamation costs on a per unit basis total $20.57 per gold ounce.

Table 21-6 Closure and Reclamation Costs ($M)

	2021 -2023	2124-2025	2026 - 2032	2033	2034-2043	Total
Reclamation Bonding	-	$ 1.2	$ 5.6	$ 0.8	-	$ 7.6
Reclamation	-	-	-	$ 5.0	-	$ 5.0
Closure and Monitoring	-	-	-	-	$ 2.7[1]	$ 2.7
Total	-	$ 1.2	$ 5.6	$ 5.8	$ 2.7	$ 15.3
1.	Closure and Monitoring-10 years x $0.4M per year @8% = $2.7M in 2031
21.3.	Operating Costs

The unit mining costs presented in Table 21-7 are typical contractor costs for the anticipated conditions at Cove.

Table 21-7 Unit Operating Costs

Item	Unit Cost	Units
Stope Development	$75	$/ ton
Production	$55	$ /ton
Cemented Backfill	$30	$ /fill ton
Gob Fill	$10	$ /fill ton
Expensed Waste	$75	$ /waste ton
Ore Hauling	$0.21	$ /ton-mile
Toll Roasting	$45	$ /ton
Toll Pressure Oxidation	$55	$ /ton

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Table 21-8 One Way Trucking Distance to Nevada Metallurgical Plants

Name and Description	Distance (miles)
NGM Goldstrike Roaster	107
NGM Goldstrike Autoclave	106
Jerritt Canyon Roaster	150
NGM Gold Quarry Roaster	87
NGM Twin Creeks Autoclave	101
Newmont Lone Tree Autoclave (Idle)	55

Table 21-9 Operating Costs

Category	Total Cost ($M)	$/ore ton	$/Au oz
Mining	296	100	398
Roasting	58	19	78
Pressure Oxidation	93	31	125
Ore Haulage	69	23	93
Electrical Power	41	14	55
G&A, Refining, Royalties and Net Proceeds Tax	89	30	120
By Product Credits	(6)	(2)	(8)
Total Operating Costs	639	215	859
Closure and Reclamation	15	5	21
Income Tax	25	8	34
Sustaining Capital	25	8	34
All in Sustaining Costs	704	237	948
Construction Capital	82	27.59	110
All in Costs	786	264.67	1058
21.4.	Cutoff Grade

Cut off Grades, at a gold price of $1,400, were calculated using the operating costs presented above for each process at variable recoveries. (Figure 21-1)

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Figure 21-1 Cutoff Grade vs. Recovery

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22.	Economic Analysis

The project timeline is shown in Figure 22-1. The pre -development work is necessary to reach a production decision. All costs during this period are being treated as sunk costs and they have been excluded from the financial analysis.

Figure 22-1 Project Timeline

Constant dollar cash flow analysis is presented in Table 22-1 through Table 22-3 and graphically in Figure 22-2 and Figure 22-3. Royalties include both the 1½ % Newmont NSR and the 2% Summa Corporation NSR. The Summa royalty applies only to a portion of the mine production.

Federal income taxes of 21% apply to taxable income after appropriate deductions for depreciation and depletion. The gold percentage depletion rate is 15%.

Table 22-1 Income Statement (Millions $US except Unit Cost per Ounce)

	2025	2026	2027	2028	2029	2030	2031	2032	2033	Total
Gold Sales	13	91	174	154	163	146	147	139	23	1,040
Silver Sales	0	0	1	1	1	2	0	1	0	6
Total Revenue	13	91	175	155	164	147	147	129	23	1,046
Mining Cost	(5)	(24)	(42)	(43)	(42)	(42)	(48)	(42)	(7)	(296)
Haulage and Processing	(4)	(19)	(33)	(32)	(32)	(33)	(32)	(30)	(2)	(219)
Electrical Power	(4)	(4)	(5)	(6)	(5)	(5)	(5)	(5)	(2)	(41)
Site Administration	(4)	(4)	(4)	(8)	(4)	(8)	(4)	(4)	(4)	(42)
Refining and Sales	(0)	(0)	(1)	(1)	(1)	(1)	(0)	(0)	(0)	(4)
Royalties	(0)	(2)	(0)	(4)	(5)	(5)	(4)	(2)	(0)	(24)

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i-80 Gold Corp.	Economic Analysis	Page 170

	2025	2026	2027	2028	2029	2030	2031	2032	2033	Total
Nevada Net Proceeds	0	(2)	(4)	(3)	(3)	(3)	(2)	(2)	(0)	(19)
Total Cash Cost	(17)	(55)	(93)	(93)	(96)	(92)	(96)	(86)	(16)	(645)
Cash Cost per Ounce[1] ($/oz)	1,792	849	743	832	814	873	907	928	978/	860
EBITDA	(4)	36	82	63	68	55	52	45	7	402
Reclamation Accrual	(0)	(1)	(3)	(2)	(2)	(2)	(2)	(2)	(0)	(15)
Depreciation	(1)	(11)	(22)	(19)	(21)	(19)	(19)	(16)	(3)	(131)
Total Cost	(19)	(68)	(117)	(114)	(119)	(113)	(117)	(104)	(20)	(791)
Income Tax	(0)	(1)	(7)	(4)	(5)	(3)	(3)	(2)	(0)	25)
Net Income	(5)	23	51	37	41	31	28	23	3	230
1.	Net of Byproduct Sales

Table 22-2 Cash Flow Statement

	Pre-Development	Construction		Production
	2021-2024	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	Total
Net Income	0	0	(-5)	23	51	37	41	31	28	23	3	0	230
Depreciation	0	0	1	11	22	19	21	19	19	16	3		131
Reclamation	0	0	(1)	1	2	1	2	1	1	1	(5)	(3)	0
Working Capital	(0)	(0)	(2)	(4)	(4)	0	(0)	0	(0)	1	8	2	0
Operating Cash Flow	(0)	(0)	(7)	30	69	58	63	51	48	41	9	(1)	361
Capital Costs	(24)	(43)	(40)	(21)	(2)	(1)	(1)	0	0	0	0	0	(131)
Net Cash Flow	(24)	(3)	(45)	9	68	57	61	51	48/	41	9	(1)	230
AISC [1,2] ($/oz)			5,904	1,200	833	899	885	925	956	975	1,022	-	1,069
1.	Net of Byproduct Sales
2.	Note: AISC Exclusive of Corporate Costs

Table 22-3 Financial Statistics1

Gold price - base case (US$/oz)	$1,400
Silver price - base case (US$/oz)	$17
Exchange Rate (C$/$US)	0.75
Mine life (years)	8
Maximum mining rate (tons/day)	1,222
Average grade (oz/t Au)	0.303
Average gold recovery (roaster %)	79%
Average gold recovery (autoclave %)	85%
Average annual gold production (koz)	102
Total recovered gold (koz)	743
Pre-development capital ($M)	$ 23.9
Mine construction capital ($M)	$ 81.9
Sustaining capital (M$)	$ 25.2
Development Decision Date	July 2024
Cash cost (US$/oz)	$ 859
All-in sustaining cost (US$/oz) [7]	$ 948

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i-80 Gold Corp.	Economic Analysis	Page 171

All in cost (US$/oz)	$1,058
Project after-tax NPV5% (M$)	$178
Project after-tax IRR	36%
Payback Period	4.5 Years
Profitability Index 5%[3]	2.7
Notes:
1.	The financial data presented herein treats pre-development capital (planned expenditures prior to the production decision) as “sunk” costs and it is excluded from cost per ounce, NPV, IRR, payback period and profitability index calculations;
2.	Net of byproduct sales;
3.	Profitability index (PI), is the ratio of payoff to investment of a proposed project. It is a useful tool for ranking projects because it allows you to quantify the amount of value created per unit of investment. A profitability index of 1 indicates breakeven;
4.	The financial analysis contains certain information that may constitute "forward-looking information" under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements regarding the Company’s achievement of the full-year projections for ounce production, production costs, AISC costs per ounce, cash cost per ounce and realized gold/silver price per ounce, the Company’s ability to meet annual operations estimates, and statements about strategic plans, including future operations, future work programs, capital expenditures, discovery and production of minerals, price of gold and currency exchange rates, timing of geological reports and corporate and technical objectives. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward looking information, including the risks inherent to the mining industry, adverse economic and market developments and the risks identified in Premier's annual information form under the heading "Risk Factors". There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this Presentation is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Premier disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law;
5.	This PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized;
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability;
7.	Excludes predevelopment capital, construction capital, exploration, corporate G&A, interest on debt, and corporate taxes; and
8.	Excludes predevelopment capital, exploration, corporate G&A, interest on debt, and corporate taxes.
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Figure 22-2 Gold Production and Unit Costs

Figure 22-3 Cash Flow Waterfall Chart Including Pre-Development (Sunk) Costs

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i-80 Gold Corp.	Economic Analysis	Page 173

Figure 22-4 NPV 5% Sensitivity

Figure 22-5 Profitability Index 5% Sensitivity

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i-80 Gold Corp.	Economic Analysis	Page 174

Figure 22-6 IRR Sensitivity

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i-80 Gold Corp.	Adjacent Properties	Page 175

23.	Adjacent Properties

There are no adjacent properties with a similar geologic setting to McCoy Cove.

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i-80 Gold Corp.	Other Relevant Data and Information	Page 176

24.	Other Relevant Data and Information

The authors are not aware of any other relevant technical data or information pertaining to the Cove Project necessary to make this Technical Report understandable and not misleading.

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i-80 Gold Corp.	Interpretation and Conclusions	Page 177

25.	Interpretation and Conclusions

The Cove Project is in a politically stable mining friendly jurisdiction with a long history of Mineral Resource extraction. The Project is potentially economic. Results from this PEA indicate a life of mine NPV 5% of $178M (excluding $23.9 pre-development capital) and an IRR of 36%. The project should proceed with the completion of environmental baseline studies, permitting activities, underground delineation diamond drilling, and a pre-feasibility or feasibility study in support of a development decision.

Metallurgical Testing

1.	Head assays for the both the Helen Zone and Gap indicated that the gold in the two resources will likely be finely disseminated and not amenable to gravity gold recovery;
2.	The mineralogy of the Helen and Gap resources differ in two significant areas, the first being that the Helen appears to be lower in arsenic content than the Gap resource and that the Gap resource appears to be lower on average in TCM and TOC than the Helen resource;
3.	The Helen composite arsenic assays indicate the resource is lower in arsenic content that the Gap resource;
4.	The Helen and Gap resources based on the composites tested appear to be doubly refractory to conventional cyanidation and require both sulfide oxidation and passivation of active carbonaceous mineralization to significantly increase gold extractions;
5.	Based on the composites tested the Helen Zone appears to generally be more amenable to roasting and CIL processing;
6.	Based on the composites tested, the Gap resource appears to generally be more amenable to pressure oxidation and CIL processing;
7.	The data set was too small to establish any clear relations between mineralogy and metal head grade and extractions for either resource although it is clear that mineralogy factors such as arsenic content and TCM or TOC are influencing extractions using either roasting and calcine cyanidation or pressure oxidation and residue cyanidation.

Toll Processing

1.	The feed specifications appear to be somewhat rigid and could preclude some material being sent to the toll processor. Blending may allow shipment of some off-specification material provided appropriate material is available for onsite blending prior to shipping to the toll processor;
2.	The terms appear to be consistent and typical with those encountered in the industry; and
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i-80 Gold Corp.	Interpretation and Conclusions	Page 178

3.	The recovery terms appear to be the result of analyzing the metallurgical data provided by Premier Gold.

Mining and Infrastructure

1.	Mining conditions typical for sedimentary deposits in the north-east Nevada extensional tectonic environments are anticipated;
2.	Helen Zone dewatering will require five wells and reach pumping rates of 10,500 gpm; and
3.	Gap Zone dewatering will require ten wells and reach pumping rates of 26,000 gpm for a total projected pumping rate of 36,500 gpm.

Financials

The financial analysis presented in this PEA is an evaluation of the Cove Mineral Resource. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

1.	Capital requirements total $107M excluding $24M in sunk pre-development capital;
2.	The project achieves NPV 5% of $178M and NPV 8% of $144M;
3.	When including the sunk capital, the NPV 5% reduces to $133M and the NPV 8% is $95M; and,
4.	The estimated payback period is 4.5 years with an IRR of 36%.
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i-80 Gold Corp.	Recommendations	Page 179

26.	Recommendations

The project pre-feasibility or feasibility study should address the following components. The work should be planned to minimize the permitting time required to achieve positive cash flow.

Resource Delineation and Exploration

1.	Portal construction and development of an underground drilling platform should proceed as soon as possible;
2.	Resource delineation drilling from underground can be achieved with improved accuracy as compared to surface drill holes with depths approaching 2,000 feet and significant hole deviation;
3.	The Cove Pit prohibits drilling the Gap extension area and portions of the Gap deposit. These are the most prospective nearby areas for adding significant Mineral Resources; and,
4.	Expansion of the 2201 Zone could add high grade mineralization to the project which would be accessed through the Helen and Gap infrastructure.

Dewatering

1.	PW 17-01 did not reach the targeted depth and pumping rates during the 30-day test were less than anticipated. Two additional wells and extended drawdown pumping tests in the Helen and Gap zones where completed in 2019;
2.	Detailed hydrogeologic modeling is underway; and,
3.	Aquifer drawdown rates and pumping requirements revised.

Mining

1.	A geotechnical characterization program should be implemented along with resource delineation:
a.	The objectives of the program are to characterize the mining horizons using the Rock Mass Rating (RMR) system;
b.	Collect downhole Acoustic Tele Viewer (ATV) drill logs to collect joint orientation data for mine designs and accurately estimate ground support requirements; and,
c.	Collect full core samples for physical rock property testing.
2.	Complete additional testing of potential back fill sources to optimize the Cemented Rock Fill (CRF) mix design;
3.	Run trade off studies between aquifer pumping rates and alternative mining scenarios; and,
4.	Complete a ventilation simulation to predict Diesel Particulate Matter (DPM), carbon monoxide, and other contaminate concentrations.
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i-80 Gold Corp.	Recommendations	Page 180

Metallurgical Testing

1.	Additional metallurgical testing will be needed to thoroughly investigate the variability and viability of Helen and Gap resources to roasting and pressure oxidation with CIL cyanidation. The objectives are as follows:
•	Determine the location and number of samples required to represent the resources through geo-metallurgical analysis
•	Assess variability of the responses to roasting and calcine cyanidation across the resources;
•	Assess variability of the responses to pressure oxidation and residue cyanidation across the resources;
•	Testing should attempt to establish head grade and extraction relations for use in more detailed resource modelling;
•	Mineralogy impacts need to be established and geologic domains within each resource need to be determined; and,
•	Additional comminution data should be collected to assess variability within the resources.
2.	In addition to evaluating resource process by a toll processing operator, consideration should be given to evaluate onsite processing;
3.	The resource model should be advanced to include arsenic, TCM, TOC, mercury, lead, zinc, total copper selenium, barium, cobalt, nickel, and cadmium as these will be important for predicting grades if toll process offsite is used and potentially for estimating extractions within the resources;
4.	Consider flotation tests to pre-float preg-robbing carbonaceous mineralization;
5.	Continue chlorination testing for sulfide oxidation and passivation of preg-robbing carbonaceous mineralization to determine if this is a viable option;
6.	Consider the use of blanking agents in conjunction with chlorination for passivation of carbonaceous mineralization; and,
7.	Consider the use of gold specific ion exchange resins in place of activated carbon to counteract the effect of preg-robbing carbonaceous mineralization.
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i-80 Gold Corp.	Recommendations	Page 181

Toll Processing

1.	The resource model should be advanced to include arsenic, TCM, TOC, mercury, lead, zinc, total copper selenium, barium, cobalt, nickel, and cadmium as these will be important for predicting grades if toll process offsite is used and potentially for estimating extractions within the resources;
2.	Additional metallurgical testing should be conducted to confirm the proposed payable recoveries are appropriate for the resources;
3.	Development of a preliminary or conceptual onsite blending program is recommended to evaluate if on specification material can consistently be supplied to a toll processor; and,
4.	The next phase metallurgical program should examine blending of out of specification resource materials to produce on specification material. The blending should be based on material projected to mined in a given period, for example, blending of material that is available in the first six months of operation should not be tested with material projected to only be available in year three of mining.

Permitting and Development Decision

1.	Baseline data collection in support of the Helen EA and GAP EIS should be done simultaneously to reduce the Project’s critical path and bring forward production; and.
2.	The project should proceed directly with a feasibility or pre-feasibility study to support a development decision.
26.1.	Risks and Opportunities

The authors have identified the following risks and opportunities to the project.

Table 26-1 Project Risks

Risks	Impact	Mitigation Measure
Agencies may identify deficiencies in the baseline environmental data	Project delays	Proceed with baseline data collection and engineering to support both possibilities
Dewatering rates may increase	Additional facilities required	Complete hydrology testing and modeling
Water quality levels above Tier I standards for infiltration	Water treatment required, increased capital costs	Geochemical study of RIBs to ascertain the possibility of attenuation
Water rights Availability	Project delays and increased costs	Continue water rights acquisition and seek agreements with local ranches

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Table 26-2 Opportunities

Opportunities	Impact
Senior level government initiative to streamline the permitting process	Earlier production and increased NPV
Resource additions in the Gap Extension area	Increased ounce production and improved project economics
2201 Zone could add higher grade mineralization to the mine plan utilizing common infrastructure	Increased ounce production and improved project economics
Develop grade-thickness mineralization model	Optimize mine design
26.2.	Work Program

Activities at Cove are structured to complete resource definition drilling to a level that will support the feasibility study. Secondly the program will advance the project to a record of decision on the environmental impact statement. Lastly the program will complete the feasibility study and make a recommendation on the production decision. Program costs are listed in Table 26-3.

Table 26-3 Work Program Estimated Costs (US$M)

Description	2021	H1 2022	H2 2022	2023	H1 2024	Total
Resource Conversion Drilling
Portal Site Construction	-	-	$ 0.1	-		$ 0.1
Underground Development	-	-	$ 2.9	$ 5.4		$ 8.3
Portal Electrical	-	-	$ 0.2	-		$ 0.2
Fans and Load Centers	-	-	$ 0.2	-		$ 0.2
Drilling	-	-		$ 4.4		$ 4.4
Shop, Office and Dry	-	-	$ 1.0	-		$ 1.0
Electrical Power	-	-	$ 0.2	$ 0.3	$ 0.1	$ 0.6
Resource Conversion Drilling Subtotal	-$2,021.0	-	$ 4.5	$ 10.0	$ 0.1	$ 14.7
Feasibility Study
Metallurgical Testing	$ 0.3	-	-	$ 0.1	-	$ 0.4
Feasibility Study	-	-	-	$ 0.3	$ 0.2	$ 0.5
Feasibility Study Subtotal	$ 0.3	-	-	$ 0.4	$ 0.2	$ 0.9

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i-80 Gold Corp.	Recommendations	Page 183

Description	2021	H1 2022	H2 2022	2023	H1 2024	Total
Environmental/Permitting
Hydrogeologic Modelling	$ 0.3	$ 0.2	-	-		$ 0.5
Rapid Infiltration Basin Studies	-	-	-	$ 0.1		$ 0.1
Waste Rock Characterization	-	$ 0.1	$ 0.1	-		$ 0.1
Permitting	$0.2	$ 0.1	$ 0.1	$ 0.6	$ 0.5	$ 1.5
Water Rights Evaluation	-	-	-	$ 0.3		$ 0.3
Environmental/Permitting Sub Total	$ 0.5	$ 0.3	$ 0.2	$ 1.0	$ 0.5	$ 2.5
G&A
Property Holding Costs	$ 0.3	$ 0.3	-	$ 0/3	$ 0.1	$ 0.7
Administration and Management	$ 1.0	$ 0.5	$ 0.5	$ 1.0	$ 0.5	$ 3.5
Contingency	$ 0.3	$ 0.2	$ 0.3	$ 0.4	-	$ 1.2
G&A Subtotal	$ 1.6	$ 1.0	$ 0.8	$ 1.7	$ 0.6	$ 5.7
Program Total	$ 2.4	$ 1.3	$ 5.5	$ 13.1	$ 1.5	$ 23.9
Practical Mining LLC	January 25, 2021

i-80 Gold Corp.	References	Page 184

27.	References

Amendment to Minerals Lease and Agreement between Newmont McCoy Cove Limited and Victoria Resources (US) Inc, September 29, 2008.

Briggs, D. F., McCoy-Cove Complex: Mining operations report prepared by Geomineinfo, 2001.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014.

Emmons, D. L., and Eng, T. L., Geology and Mineral Resources of the McCoy Mining District, Lander County, Nevada: Text to accompany Nevada Bureau of Mines Map 103, 1995.

Exhibit A to McCoy Cove Earn in Agreement between Premier Gold Mines Ltd. And Barrick Gold Corp., January 10, 2018

Johnston, M. K., Geology of the Cove Mine, Lander County, Nevada, and a Genetic Model for the McCoy-Cove Magmatic-Hydrothermal System, University of Nevada, Reno, Ph.D. dissertation, May 2003.

John, D.A., Henry, C.D., and Colgan, J.P., Magmatic and tectonic evolution of the Caetano caldera, north-central Nevada: A tilted, mid-Tertiary eruptive center and source of the Caetano Tuff, Geosphere, v.4, no. 1, 2008

Kappes Cassiday & Associates, Cove Project Report of Metallurgical Test Work, December 2008.

Kappes Cassiday & Associates, Cove Project Report of Metallurgical Test Work, August 2009.

Kappes Cassiday & Associates, Cove Project Report of Metallurgical Test Work, November 2009.

Kuyper, B. A., Mach, L. E., Streiff, R. E., and Brown, W. A., Geology of the Cove Gold-Silver Deposit: Society for Mining, Metallurgy, and Exploration, Inc., 1991.

Madrid, R. J., Anatomy of the Helen Gold System, a Carlin -Type Intersection Zone, McCoy-Cove Mining District, North Central Nevada. Victoria Resources, 2009.

Memorandum of Agreement between Newmont Corporation and Victoria Resources (US) Inc., June 15, 2006.

Minerals Lease and Agreement between Newmont McCoy Cove Limited and Victoria Resources (US) Inc June 15, 2006.

Mining Deed from Echo Bay Exploration Inc. to Newmont Mining Corporation, February 7, 2003.

Mine Development Associates, Technical Report Cove Project Lander County, Nevada, U.S.A., October 24, 2008.

Montgomery and Associates, Report Summary of Field Program at Helen and Gap Deposits, Cove Helen Underground, April 10, 2020.

Practical Mining LLC	January 25, 2021

i-80 Gold Corp.	References	Page 185

Piteau Associates USA, Cove Helen Hydrogeologic Characterization, Numerical Model Update and Preliminary Dewatering Plan, Luther, A., March 23, 2018.

Quantum Electric, Cove Helen - Electrical System Report, Elquist, J. A. August 8, 2017.

Purchase Agreement Between Newmont USA Ltd. And Premier Gold Mines Ltd., July 31, 2014

Roscoe Postle Associates Inc., Preliminary Assessment of the Cove Project, Nevada, Prepared by Valliant, W., Evans, L., and Bergen, R.D., for Premier Gold Mines Limited, October 3, 2012.

Roscoe Postle Associates Inc., Technical Report on the McCoy-Cove Gold Project, Lander County, State of Nevada, U.S.A., Evans, L., and Tudorel, C., April 15, 2017.

Royalty Deed from The Howard Hughes Corporation to Echo Bay Inc., December 17, 2007.

Second Amendment to Minerals Lease and Agreement between Newmont McCoy Cove Limited and Victoria Resources (US) Inc, March 29, 2009.

Silberling, N. and Roberts, R.J., Pre-Tertiary stratigraphy and structure of northwestern Nevada: Geol. Soc. America Special Paper 72, 58 p., 1962

Struhsacker, D. W., Overview of Permitting Requirements for Mineral Projects in Nevada, July 2009.

United States Securities and Exchange Commission, Rule 1300 of Regulation S-K promulgated under the U.S. Securities Act of 1933, as amended, Federal Register, Vol. 83, No. 246, December 26, 2018.

Wolverson, N. J., Review of Cove-McCoy Drilling QA/QC and Procedures, December 9, 2007.

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i-80 Gold Corp.	Preliminary Economic Assessment for the Cove Project, Lander County, Nevada	Page 186

Certification of Authors

Practical Mining LLC	January 25, 2021

CERTIFICATE of QUALIFIED PERSON

Re: Preliminary Economic Assessment for the Cove Project, Lander County, Nevada, dated the 25th day of January 2021, with an effective date of January 1, 2021 (the “Technical Report”):

I, Dagny Odell, P.E., do hereby certify that:

As of January 25, 2021, I am a consulting mining engineer at:

Practical Mining LLC

495 Idaho Street, Suite 205

Elko, Nevada 89801

775-345-3718

1)	I am a Registered Professional Mining Engineer in the State of Nevada (# 13708), and a Registered Member (#2402150) of the Society for Mining, Metallurgy and Exploration (SME).

2)	I graduated from The Colorado School of Mines, Golden, Colorado with a Bachelor of Science Degree in Mining Engineering in 1985. I have practiced my profession continuously since 1985.

3)	Since 1985, I have held the positions of mine engineer, chief engineer, mine superintendent, technical services manager and mine manager at underground and surface metal and coal mines in the western United States. The past 12 years, I have worked as a self-employed mining consultant with clients located in North America, Asia and Africa. My responsibilities have included the preparation of detailed mine plans, geotechnical engineering, reserve and resource estimation, preparation of capital and operating budgets and the economic evaluation of mineral deposits.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my experience and qualifications and good standing with proper designation within a recognized professional organization fully meet the criteria as a Qualified Person as defined under NI 43-101.

5)	I am a contract consulting engineer for the Issuer and Project owner: Premier Gold Mines Ltd. and last inspected the Cove Project on October 11, 2017.

6)	I am responsible for preparation of all sections of the Technical Report.

7)	I am independent of the Issuer within the meaning of Section 1.5 of NI 43-101.

8)	I was paid a daily rate for consulting services performed in evaluation of the Cove Project for Premier Gold Mines Ltd. and do not have any other interests relating to the project. I do not have any interest in adjoining properties in the Cove area.

9)	I have read NI 43-101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in accordance with that instrument and form.

10)	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their web sites accessible by the public, of the Technical Report.

11)	As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 25th day of January 2021,

“Signed” Dagny Odell

___________________________

Dagny Odell, P.E.

Practical Mining LLC

dagny@practicalmining.com

CERTIFICATE OF AUTHOR

Re: Preliminary Economic Assessment for the Cove Project, Lander County, Nevada, dated the 25th day of January 2021, with an effective date of January 1, 2021 (the “Technical Report”).

I, Laura M. Symmes, SME, do hereby certify that:

As of January 25, 2021, I am a geologist at:

Practical Mining, LLC

495 Idaho Street, Suite 205

Elko, NV 89801

1)	I graduated with a Bachelor of Science degree in Geology from Utah State University in 2003.
2)	I am a registered member of the Society for Mining, Metallurgy & Exploration (SME) #4196936.
3)	I have worked as a geologist for a total of 17 years since my 2003 graduation from university. My experience has been focused on exploration and production of gold deposits, including planning and supervision of drill projects, generating data from drilled materials and making geologic interpretations, data organization, geologic mapping, building digital models of geologic features and mineral resources, and grade control of deposits in production.
4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the Purposes on NI 43-101.
5)	I am a contract consulting geologist for the Issuer and Project owner: Premier Gold Mines Limited.
6)	I am responsible for sections 4 -12, and 14 of the Technical Report. I last visited the Cove Project on March 19, 2018.
7)	I am independent of Premier Gold Mines Ltd. . within the meaning of Section 1.5 of National Instrument 43-101.
8)	I was paid a daily rate for consulting services performed in evaluation of the Cove Project and do not have any other interests relating to the project. I do not have any interest in adjoining properties in the Cove area.
9)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
10)	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

11)	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 25th day of January 2021,

“Signed” Laura M. Symmes

________________________________

Laura M. Symmes, SME SME No. 4196936

Practical Mining LLC

495 Idaho Street, Suite 205

Elko, NV 89801

775-345-3718

Fax: (501) 638-9162

laurasymmes@practicalmining.com

TR Raponi Consulting Ltd.

I, Tommaso Robero Raponi, P. Eng., do hereby certify that:

1.	This certificate applies to the Technical Report entitled “Preliminary Economic Assessment for the Cove Project, Lander County, Nevada, dated the 25th day of January 2021, with an effective date of January 1, 2021 (the “Technical Report”):

2.	I am currently employed as President of TR Raponi Consulting Ltd. (Ontario Certificate of Authorization No. 100505108) with an office at 15-223 Rebecca Street, Oakville, Ontario, L6K 3Y2;

3.	I am a graduate of the University of Toronto with a BASc. in Geological Engineering, 1984. I have practiced my profession continuously since 1984;

4.	I am registered as a Professional Engineer in the Province of Ontario (Reg. No. 90225970) and the Association of Professional Engineers and Geoscientists of BC (Reg. No. 23536). I am a Professional Member (reg. No. 02641200) of the Society for Mining, Metallurgy and Exploration (SME). I have worked as an independent consultant since 2016.

My relevant experience for the purpose of the Technical Report is in the development, design, commissioning and operation of mineral processing plants in Canada, United States, Mexico, Brazil, Venezuela, Surinam, Chile, Kyrgyzstan, Mongolia, Turkey, and Saudi Arabia. I have worked primarily with gold projects and operations.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of NI 43-101;

5.	I have not conducted a site visit for this project;

6.	I am responsible for Sections 13 and 17 of this Technical Report;

7.	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101;

8.	I have had no prior involvement with the property that is the subject of this Technical Report.

9.	As of the effective date of this Technical Report, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading; and,

10.	I have read NI 43-101, and the Technical Report has been prepared in accordance with NI 43-101 and Form 43-101F1.

TR Raponi Consulting Ltd.

Signing Date: 25th day of January 2021

_____________________________

Tommaso Roberto Raponi, P. Eng.